.6/11



82- SUBMISSIONS FACING SHEET



07025267

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Teleperformance S.A.

*CURRENT ADDRESS 6-8 rue Firmin Gillot
75015 Paris
France

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 18 2007
THOMSON FINANCIAL

FILE NO. 82- 35098

FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE: 7/16/07

Teleperformance

SR.Teleperformance Annual Report 2005





The global expert in contact center management creating more value through a better customer experience

2nd largest global CRM contact center outsourcer

Present in 39 countries

45,600 workstations

13 offshore destinations

59,000* employees
*excluding temporary workers

A complete service offer covering all contact center needs

- Customer Relationship Solutions:
  - Customer Acquisition
  - Customer Value Growth
  - Customer Service
  - Technical Assistance
  - Debt Collection
  - Market Research
- Business Economic Model Solutions
- Business Partnership Solutions
- Business Transformation Solutions

contents





Daniel Julien
Chairman of the Supervisory Board

Jacques Berrebi
Vice-Chairman of the Supervisory Board

Consolidation and development: SR.Teleperformance is speeding up...

The objective of the SR.Teleperformance Group is to become the worldwide leader on the global outsourced contact center market by 2010.

In 2005, based on its better-than-market-growth and its solid financial situation, the company was able to move forward in the right direction.

In order to strengthen this growth dynamic, the management team will address the following agenda during the next Shareholders' Meeting:

- Changing the company's name to Teleperformance Group and therefore highlighting the Group's decision to fully refocus on its core business
- Renewing authorizations to issue ordinary shares or securities giving access to the company's capital in order to help the Group finance, as required, its acquisition program focusing on customer service, technical assistance and debt collection
- A free stock option plan to sustain the motivation of the 70 main managing directors and encourage these directors to get more involve in the Group
- Implementation of non-competition clauses for the founding managers in order to secure the Group's client capital

The Supervisory Board has unanimously approved the abovementioned items, enabling the company to continue to generate lasting value. The Supervisory Board also wishes to reaffirm its confidence and support of all management teams throughout the world, who build up the Group's dynamic and success every day.

Daniel Julien Jacques Berrebi


SR.TELEPERFORMANCE IN ACTION

SR.TELEPERFORMANCE IN ACTION

message from the Chairman of the Board of Directors

In 2005, your company turned in a remarkable performance to crown the efforts made over the past two years.

Whether in terms of revenue, which increased by 25.5%, including 12.9% organic growth; operating margin, which reached a level very close to 9%; or free cash flow amounting to nearly 55 million euros: all of our key indicators for the year 2005 show significantly better progress than our major international competitors.

SR.Teleperformance has thus confirmed its position as worldwide number 2 in terms of revenues, and in many respects today occupies the number one position, notably in terms of its worldwide footprint and growth dynamic.

If I am emphasizing this performance, it is simply because the support and confidence that you have given to the management and employees of your company have made these results possible, and you should therefore be the first who are thanked.

In 2005 the worldwide customer contact center market experienced growth of around 7% in value terms and nearly 10% in volume terms.

This difference between volume and value is accounted for by the increasing weight of offshore and nearshore activities in English, Spanish and French, and as you know, your company has a unique network in terms of both size and coverage.

SR.Teleperformance has seized upon this more dynamic market, enabling it to boost organic growth by some 5 points more than the growth rate of the worldwide market for contact center services.

I am thinking in particular of the efforts made in innovating and developing our 'Contact Center Transformation' solutions, which today enable SR.Teleperformance's clients to transfer contact centers which were previously managed in-house, without loss of control.

SR.Teleperformance has developed this skill mainly thanks to its experience of nearly 30 years and the length of service of its management, who on average have spent more than 15 years in the industry. Taking into account that more than 80% of contact centers are currently managed in-house by our clients, this serves as a source of significant future growth.

Our inbound activity has continued to increase, greatly helped by the growth of our technical assistance and help desk solutions, which at the end of 2005 represent more than 15% of revenues. With over 65% of revenue now coming from inbound business, SR.Teleperformance is consolidating its capacity for future growth and the predictability of its activities over the medium term.

The end of 2005 has also been characterized by an increased level of investment for external growth, as embodied by our acquisition of two mid-sized companies. The acquisition in Canada was made to increasing our capacity servicing the North American market, and the company acquired in Russia will give us access, on the right terms, to a market with an external growth potential.

In 2006, we will continue with an external growth policy based on targeted acquisitions, focused on three principal areas:

SR.Teleperformance consolidated

Above all else, this result reflects the loyalty of our clients. They have confidence in the added value and quality of our contact centers, and in an extremely competitive environment, and regularly recognize SR.Teleperformance as their key partner.

In addition, the relevance of SR.Teleperformance's service offering–"Expert in customer contact centers for a better customer experience"–is a factor in winning new markets. It combines a unique level of experience in Customer Relationship Management with a capacity to design original and efficient solutions in both marketing and organizational terms.

- ***Broadening our service offering*** (Technical Assistance and Debt Collection)
- ***Strengthening our position in key countries*** (USA, UK, Germany)
- ***Establishing a presence in regions with significant potential*** but not currently covered by the Group

In addition, Jacques Berrebi, Daniel Julien and myself are convinced of the importance of taking advantage of SR.Teleperformance's dynamism to launch start-ups in areas and countries where acquisitions are likely to prove difficult. We have therefore decided to launch


"in 2005 the worldwide customer contact center market experienced growth of around 7% in value terms and nearly 10% in volume terms"
Christophe Allard
Chairman of
the Board of Directors

its 2nd worldwide leader position

Teleperformance in Japan, China and Chile starting this year.

In the same way our dedicated debt collection brand, Cash Performance, will start to develop an international footprint in Europe in 2006, so will Techcity continue to extend its geographical coverage, notably in Greece and Spain.

Finally Teleperformance Interactive, which was created in December 2005, will enable us to move forward in France with our 'virtual agent' service offering.

This year we have set ourselves ambitious growth objectives with regard to operating margins, which are expected to increase faster than our revenues for the third consecutive year. Of course, we will do everything possible to meet—or even exceed—our objectives, as we have done in the past.

Allow me to conclude by joining with you and the whole top management team in thanking our employees for their dedication and professionalism. Thanks to these qualities, your company intends to occupy the position of worldwide leader in the near future.

Christophe Allard

sales strategy and positioning

the global expert in contact center management creating more value through a better customer experience



2005 was a year of very strong growth for SR.Teleperformance, confirming its number 2 leadership position worldwide.

Its unique focus on contact center and customer relationship management together with its depth of experience today give it the status of ***worldwide expert in high added-value contact center services.***

SR.Teleperformance is the ***most experienced*** outsourcer of global Customer Relationship Management solutions and has the ***largest worldwide footprint.*** For SR.Teleperformance, a presence in each country is essential to its understanding of local markets, thereby strengthening its unique ability to service global needs. Founded in 1978, SR.Teleperformance today manages ***266 contact centers*** on behalf of the world's largest and most successful corporations across ***39 countries*** and in more than 50 languages. With multiple acquisitions and start-ups in 2004, 2005 and at the start of 2006, the Group now has a presence in all of the major economies.

In addition, the executive team which founded SR.Teleperformance is more than ever involved in the development of the Group, bringing with it a ***stable yet dynamic portfolio of skills.*** Each and every day, this team is seeking out ***innovative solutions*** so that added value can be created by every customer interaction. Similarly, the senior managers of SR.Teleperformance and its subsidiaries have an average of fifteen years' experience in managing customer relationship through contact centers. This wealth of experience is unmatched in the industry.

customer relationships should be a source of strategic advantage.



An exceptionally rich and effective service offering

Against a backdrop of ever-increasing globalization and improving service standards, contact centers play ***a central role*** in communication between businesses and their customers.

Today, contact center management is not focused solely on productivity, but also on the transformation of customer contacts into new sources of revenue and on the delivery of added value. The contact center is thus at ***the heart*** of the service provided to the customer.

This new approach to managing customer relationships has led to the development of a true ***customer service strategy***, which gives brands ***a clear competitive advantage in the eyes of their consumers.***

To help its business partners grow, SR.Teleperformance provides a ***unique service offering*** adapted both to their needs and to the needs of the market.

SR.Teleperformance offers a wide range of

customer relationship solutions, including:

- customer acquisition
  "better knowledge for improved sales"
- customer information services
  "better service for greater loyalty"
- customer value growth
  "better support for increased consumption"
- technical assistance and Help Desk
  "better problem-solving for better utilization"
- debt collection
  "better listening for improved service"
- market research
  "better understanding for increased customer satisfaction"



2. An ongoing search for the optimum "business model"

The world is constantly changing and our clients face increasingly intense competition as standards of service continually improve. Over the past five years, SR.Teleperformance has significantly invested in its contact centers as a means of delivering increased customer satisfaction while reducing the cost of managing the customer relationship. With its ***Business Economic Model Solutions***, the Group can offer its clients the best blend of quality, efficiency and cost.

Thanks specifically to the extent of its geographical coverage, SR.Teleperformance has the operational capacity required to optimize the mix of domestic and offshore/nearshore solutions. The Group provides specialist services from 13 offshore and nearshore destinations. This represents the largest and most diversified production resource located in the world's emerging economies. Operations in English, Spanish and French are the most prevalent, but certain countries such as Poland and Romania offer high quality solutions for German and Italian operations.

Within this context of optimizing quality while controlling operating costs, the Group also brings its clients a range of fully and partially automated solutions. The key objectives of these solutions are:

1. To improve productivity by automating some of the tasks handled by live operators.

2. To provide consumers with options for 'self-service'

3. To increase the number of interactions per customer, thanks to reduced costs and faster execution.



In this area, SR.Teleperformance has made a conscious decision to offer its clients solutions, which are based on the customers' needs, rather than solely on what is technically possible. Teleperformance Interactive follows a strict methodology characterized by a unique expertise in scripting and speech.

3. A robust and controlled partnership to generate added value

Each of the solutions SR.Teleperformance offers to its clients has to respect three key principles:

- Adapting to the business objectives of the client
- Ensuring the client continues to exercise control
- Ensuring the robustness of the partnership, necessary to generate the maximum added value

Depending on the needs and priorities of each client, SR.Teleperformance offers its clients several ***business partnership solutions:***

- ***Outsourcing,*** the management of operations using SR.Teleperformance's own infrastructure. This solution is simple and fast to implement, thanks to SR.Teleperformance's expertise and resources.
- ***Co-sourcing,*** the creation of a dedicated legal and operational entity to give greater scope for operational control and knowledge transfer
- ***Facilities management,*** the management of customer contacts by the Group's own team via the client's existing infrastructure. This approach can help maximize the return on existing client investments

4. A unique service offering to improve and transform in-house contact centers into profit centers

85% of businesses employ an in-house contact center solution. Many of these businesses are unable to optimize the quality and efficiency of these in-house operations. SR.Teleperformance has conceived and developed ***Business Transformation Solutions*** aimed specifically at in-house contact centers:

- ***Buy-Out*** involves the purchase of all assets (business contracts, fixed assets and human resources) in an in-house contact center with a mid-term (5 year) objective of securing major improvements in productivity and the service quality delivered to the consumer
- ***Management Delegation*** gives access to a team of SR.Teleperformance experts (Elite Teams) who will significantly improve the operational effectiveness of the center and boost its ability to meet the demands of a growing business
- ***Support Services*** involve the provision of assistance in team selection and recruitment, as well as in the choice and implementation of information systems. This process of knowledge transfer has one underlying objective: to transform the contact center into a place where added value is created

SR.Teleperformance, always developing innovative solutions



key elements of the global market

· Confirmed growth

With a growth rate of 6%, 2004 saw a slight recovery of growth in the market for outsourced contact center services. 2005 figures confirm the trend with an increase in value terms of between 7% and 8%. Outsourced contact center business volumes reached approximately 37 billion Euros, of which 50% relates to the United States, 35% to Europe, and 15% to the Rest of the World. It should, however, be noted that the market saw a strong increase of nearly 10% in terms of volume. This discrepancy between value and volume is accounted for by the 'offshoring' of certain operations, notably in relation to the American, British, French and Spanish markets.

Analysts (IDC, Datamonitor....) forecast an annual growth rate of close to 10% over the next 3 years.

· A still-fragmented market

Fragmentation is a key feature of the contact center market. The combined revenues of the 20 largest global providers of customer management solutions together represent less than 30% of the outsourced contact center market. With 1,19 billion euros of revenues, SR.Teleperformance's market share represents 3% of the market.

Given the excellent financial health of the Group, its ability to attract new business and its growth dynamic, the conditions are favorable to further consolidation and sustained growth by SR.Teleperformance over the coming years.

The analysts predict 10% annual growth for





the next three years.

· Deregulation, complexity of products and search for increased efficiency sustain growth

The growth of contact center outsourcing is centered on three major factors:

1. The development of customer service

More and more industry sectors have come to appreciate the importance of service as a way of standing out. The number of ways consumers can interact with a brand continues to increase and this trend is further accelerated by the move towards deregulation in certain markets such as utilities.

2. Technical Assistance

The spread of Broadband and the increased take-up of hi-tech consumer products create a growing need for reliable and effective support. Technical assistance services are undergoing a period of explosive growth as highly competitive industries such as telecommunications recognize their importance in differentiating products and services.

3. Growth in outsourcing

Whether driven by the challenge of human resources management or career development, or by the need to achieve greater flexibility in terms of investment, the use of external partners is a growing trend, which should get stronger still in the future. The credibility and the level of professionalism offered by the Teleperformance Group makes it one of the leading candidates to benefit strongly from this tendency at both a national and an international level.



objectives and strategies for 2006

2006 objectives

Qualitative Objectives: "Strengthening our global leadership status and increasing geographical coverage"

In 2006, SR.Teleperformance wishes to continue its progress towards the position of worldwide leader. This can be achieved through the fulfillment of three specific objectives :

- ***In performance terms:*** to confirm 2005's excellent results and firmly establish SR.Teleperformance's contact centers as the global benchmark in terms of quality and efficiency.
- ***In geographical terms:*** to expand into economies, which offer significant growth potential, with a specific focus on China, Japan and Russia
- ***In terms of service offering:*** to implement Business Transformation Solutions across all major regions thereby increasing the scope of our activities to encompass in-house contact centers.

Quantitative Objectives: "Increasing market share and boosting margins."

For 2006 SR.Teleperformance has set itself the objective of pursuing its growth strategy in order to gain market shares from competitors and to develop new contact center business applications.
The increase in operating margins exceeding the increase in revenue should once again in 2006 help the Group move towards the attainment of an operating profit close to 10% in the medium-term.

In 2006, the group will continue to broaden



2006 strategies

SR.Teleperformance is today the only 'specialist' leader in the worldwide contact center industry. Thanks to the strength of its position, the Group plans continued development of its service offering and service standards over the course of 2006.

The Group's strategy for 2006 will be based on four key priorities:

Further development of a worldwide footprint

Thanks to its presence in fast-growth economies and its offshore/nearshore network, in 2006 SR.Teleperformance will offer its clients something which is unique in the worldwide contact center business: production facilities across 45 countries and the ability to handle customer contacts from over 50 countries and in 60 languages or dialects. Unmatched today, this capability gives SR.Teleperformance a major advantage over its competitors in the global market.

A service offering which encompasses all stages of the customer cycle and contact center management

The range of services offered by SR.Teleperformance in 2006 will be further enhanced by the implementation of a number of innovative and value-added solutions:

- The development of Business Transformation Solutions offering knowledge transfer and management support for in-house contact centers
- The development of automated solutions based on the concept of the 'virtual agent'

Over the past three years significant investments and progress have been made in terms of Technical Assistance and Debt Collection. In 2005 these activities accounted for revenues of 180 million euros and will, of course, continue to be priorities for SR.Teleperformance in 2006.

An increased level of acquisitions

The SR.Teleperformance Group's strength in the contact center business makes it a natural market consolidator.
The acceleration in growth based on the targeted acquisition of mid-sized businesses enables SR.Teleperformance to increase its market share, while maintaining its ability to integrate new acquisitions effectively. Acquisition activity will be maintained or increased in those services (Technical Assistance and Debt Collection) or geographical regions where SR.Teleperformance can boost the advantage it already enjoys in the competitive universe. With the exception of Debt Collection (where outbound calling is a dominant component), all investments will be focused on businesses primarily involved in the provision of inbound services.
In the medium-term, the SR.Teleperformance Group foresees sustained growth over the next three years and wishes to strengthen its position of leadership in the worldwide market for contact center services. The improvement in margins achieved in 2004 and 2005 will be further pursued to reach an operating margin of 10%. In this context, the quality of the financial management of the Group is a clear advantage which enables it to face the future with determination and confidence.

its offer and improve its service level.

Sales force focusing on strategic partnerships

Contact centers are economic, social and organizational challenges for businesses and their business partners. It is therefore more than ever important to create robust and long-lasting partnerships to guarantee the level of service provided to the customer. SR.Teleperformance already enjoys a high degree of customer loyalty, and intends to strengthen this partnership approach among its major clients at both a national and an international level. The Group's local and global sales teams in both Europe and the United States are offering medium-term solutions to business partners based on creating added value and improving the quality of operational processes.

SR.Teleperformance's key operational data

(at end 2005)

1. a global leader with the largest footprint in the industry

- present in 39 countries (36 in 2004)
  35 countries with a domestic and mixed offer, and 4 countries with an offshore offer
- 266 contact centers (including 164 owned by SR.Teleperformance and 102 facilities management centers)
  In 2004, the Group owned 158 contact centers.
- 59,000 employees (*excluding temporary workers)
- more than 50 languages and dialects

SR.Teleperformance increased its Inbound services by +8.5%, now representing 64% of its overall activity. They stood for 59% of the Group's business volumes in 2004 and 47% in 2003.

The Group increased these types of services in all regions (Europe, NAFTA and Rest of the World).

2. consolidation of the Group's Inbound activity in all regions

SPLIT OF ACTIVITIES


5%
Other
64%
Inbound
Services
31%
Outbound
Services

3. an end-to-end range of services


15%
Technical
Assistance
49%
Customer Service /
Customer Value
Growth
2%
Debt
Collection
5%
Other
29%
Customer
Acquisition

SR.Teleperformance provides its clients with an end-to-end range of services to manage and bring its added value in all CRM stages.

- Customer Acquisition
- Customer Value Growth
- Customer Service
- Technical Assistance
- Debt Collection
- Market Research

In 2005, SR.Teleperformance's business volumes increased in terms of customer service and technical assistance.

4. a full range of alternatives to select the best shore solutions (13 countries)


United
States
France
Spain
Dominican Republic
(Spanish/English)
Mexico
(Spanish/English)
El Salvador
(Spanish/English)
India
(English)
Philippines
(English)
Argentina
(Spanish/English)

With 13 offshore destinations and over 9,700 workstations, the delocalized offer now represents more than 20% of the Group's total capacities.
The offshore destinations form the largest and most diversified production network in emerging economies. Operations are mainly run in English, Spanish and French, but also in German and Italian.

5. partnership stability and loyalty



40%
38%
51%
Top 20
30%
25%
39%
Top 10
18%
16%
27%
Top 5
8%
8%
9%
Top client
2003
2004
2005

- SR.Teleperformance's major client represents 8.56% of the Group's revenues
- 100% of clients ranked in Top 10 have been loyal to the Group for more than 2 years
- 15% have been active partners with the Group for more than 10 years

SR.Teleperformance's key operational data (at end 2005)

6. stronger representation of international clients in the Group's client portfolio (more than 2 countries)



600
500
400
300
200
100
0
310
55
396
85
521
91
2003
2004
2005
International Clients in Million Euros
Number of International Clients

91 international clients generated 521 million euros of revenues in 2005 (396 million euros in 2004 with 85 international clients)

7. presence in all major industries


46.6
15.1
12.3
8.3
5.4
5.9
Public sector/Utilities
4.6
1.8
0%
10%
20%
30%
40%
50%

The Group significantly increased its presence in the telecommunications sector, as a result of broadband digital telecommunications offers booming in 2005.

STRUCTURES AND KEY INFORMATION



Structure and Key Information



Group management

the Board of Directors



Christophe Allard
Chairman
of the Board of Directors
& Chief Executive Officer



Michel Peschard
Chief Financial Officer
& Corporate Secretary



Olivier Douce
Director

corporate functions



Corinne Gauch
Chief Legal Officer



Allison Junoy
General Counsel
for International Affairs



Annette Engelsgaard
Marketing & Methods
Director



Charles J. Klotz
Chief Financial Officer
for Americas & Asia-Pacific

the Supervisory Board


Daniel Julien
Chairman of the Supervisory Board


Jacques Berrebi
Vice Chairman
of the Supervisory Board

members of the Supervisory Board


Martine Dassault


Daniel Bergstein


Bernard Canetti


Eric Delorme


Philippe Dominati


Philippe Ginestié


Alain Laguillaumie


Philippe Santini




Teleperformance

the key value charter

our expertise serves your ambitions

1 integrity

Honesty to establish
long-lasting and efficient
partnerships together

2 respect

respecting the differences
to better target
every customer's expectations

3 professionnalism

committing, as an expert,
to providing industry-leading
processes and solutions

4 innovation

designing and creating solutions
generating added value.

5 commitment

excelling to meet
our clients' needs

our values are the foundations of our Group

SR.Teleperformance commits to satisfying and exceeding its clients' needs providing them with contact center solutions throughout the world, 24 hours a day, 7 days a week. These solutions are not only based on higher quality customer relationship management but also on the strict observance of values guaranteeing a quality ethics and social code.



simplified organization chart at December 31st 2005

*including the commitments for the acquisition of shareholdings of minority interests (page 100)

contact centers (% control)



France

- 100 Teleperformance France
  - *100 Synerfil
    - 100 Synerfil Multi Info
  - 90 Cash Performance
- 100 Infomobile
- 90 Martiniquaise de Centres d'Appels - M.C.A
- 82 Progisoftware conseil (P.G.S.)
- 95 TechCity Solutions (France)
  - *100 TechCity Nordic (Sweden)
  - 100 TechCity Benelux
- 96 Teleperformance Ouest
- 84 Teleperformance Nord
  - 100 Teleperformance Est
- 88 Teleperformance Rhône-Alpes
- 95 Teleperformance Midi Aquitaine
- *100 Comunicator

NAFTA

- 100 Teleperformance Group Inc. (U.S.A.)
  - 97 Teleperformance USA
    - 100 CRM Services India
    - 100 Teleperformance Interactive
    - 100 MCCi Multi-channel Communication Inc. (Canada)
    - 100 MMCC Solutions Philippines
    - 100 CallTech Communications
    - 100 Teleperformance Interactive
  - *100 Americall Group Inc. (U.S.A.)
    - 100 Marcom Dominicana
- 100 Marusa Marketing (Canada)
- 51 Noble Systems Inc. (U.S.A.)
- 100 Merkafon de Mexico
  - 100 Americall Mexico
- *100 MMCC Solutions (Canada)

266 contact centers accross 39 countries

Europe

- 100 Iberphone (Spain)
  - 100 Cee Iberphone
- *100 Plurimarketing-Telemarketing e Marketing Directo (Portugal)
- *100 In & Out (Italy)
- 50 Grandi Numeri (Italy)
  - 76 MarketVisions (Germany)
- 70 Service 800 Teleperformance (Greece)
  - 75 Direct Response Service (Greece)
  - 96 Mantel (Greece)
  - 51 Teleperformance Lebanon
  - 100 Service 800 Customer Service Provider (Romania)
- 96 NETC (Germany)
- *100 All by Phone + Net Dialogmarketing und Consulting (Germany)
- 100 Teleperformance Unternehmensberatung (Austria)
- *100 Teleperformance Nordic (Sweden)
  - 100 B.I.T.E. Göteborg (Sweden)
  - 70 Teleperformance Denmark
    - 80 Teleperformance Institute
  - 100 Teleperformance Finland
  - *100 Teleperformance Norge
- *96 Perfect Call (Netherlands)
- 100 Société Européenne de Telemarketing (Belgium)
  - 100 Techmar Europe (Belgium)
- 67 Teleteam Telemarketing (Switzerland)
- *100 MM Teleperformance Holdings (UK)
  - 100 MM Teleperformance (UK)
  - 100 MM Group Ireland
  - 51 TP Technologies
  - 68 BPS Associates
- 100 Luxembourg Contact Centers
  - 100 Société Tunisienne de Telemarketing
    - 100 Société Tunisienne d'études et de sondages
  - 84 Mauricius Contact Center
    - 100 Compania Salvadorena de Teleservices
- 100 Lion Teleservices CZ (Czech Republic)
  - 70 Lion Teleservices SK (Slovakia)
- *100 Centrum Inwestycyjne (Poland)
  - 100 Centrum Telemarketingowe

Asia/Pacific

70 Telemarketing Asia (Singapore)
└ 99 P.T. Telemarketing Indonesia
51 IMC Marketing (Korea)
60 Telephilippines
100 Teleperformance Australia

South America

*88 Teleperformance Brasil Comercio E Servicos (Brazil)
└ *85 Teleperformance CRM (Brazil)
*100 FST (Argentina)
└ 65 Software del Plata
64 Citytech (Argentina)

other activities

100 SR.Marketing Services
  *100 Pédagogie du management (I.S.M.)
  80 L'Institut du Call Center (L'ISCC)
  51 Cime
  50 Akoa
    50 Akoa Interactive
  66 SGP (Groupe Présence Plus)
    100 Presence Plus
    100 Start
    50 Flexibreaks

14 Golf Palalto





shareholding and stock market performance

BREAKDOWN OF CAPITAL:


12.2%
Total Founders
6.5%
GIM Dassault
81.3%
Total Public

BREAKDOWN OF VOTING RIGHTS:

15.5%
Total Founders

10%
GIM Dassault

74.5%
Total Public


SR.Teleperformance
SBF 120
200
150
100
50
0
oct - 04
dec - 04
feb - 05
apr - 05
june - 05
aug - 05
oct - 05
dec - 05
feb - 06
march - 06
SHARE PROFILE FROM
OCTOBER 2004
TO MARCH 2006
(indexed to 100, October 2004)


CAPITAL EXCHANGED PER MONTH
(IN THOUSANDS)


150
120
90
60
30
0
oct - 04
dec - 04
feb - 05
apr - 05
june - 05
aug - 05
oct - 05
dec - 05
feb - 06
march - 06

Teleperformance

Financial Report



3.1 KEY FIGURES

Selected Financial Data


REVENUE
(in millions of Euros)
1200
900
600
300
0
801.5
932
(1)
862.9
952.8
952.9
1,195.9
2001
2002
2003
2004
2004
2005
French Accounting Principles
IFRS
EBITA*
(in millions of Euros)
120
80
40
0
66.2
83.4
(1)
66.3
77.4
77
106.1
2001
2002
2003
2004
2004
2005
French Accounting Principles
IFRS


EBITDA**
(in millions of Euros)
200
150
100
50
0
92.7
116.7
(1)
100.6
120.3
117.8
158.6
2001
2002
2003
2004
2004
2005
French Accounting Principles
IFRS
CASH FLOW
(in millions of Euros)
150
120
90
60
30
0
61.9
79.2
(1)
77.4
92
90.3
120.5
2001
2002
2003
2004
2004
2005
French Accounting Principles
IFRS

*EBITA
- French Accounting Principles: operating profit before amortization of goodwill
- IFRS: profit from operations

**EBITDA: earnings before interests, taxes, depreciation and amortization

(1) significant disposals in the Marketing Services and Health Care Divisions

Selected Financial Data

(In million euros)	2005 (IFRS)	2004 (IFRS)	2004 (French Accounting Principles)	2003 (French Accounting Principles)
	€	€	€	€
Revenue	1,195.9	952.9	952.8	862.9
- Europe	581.0	494.8	494.7	494.5
- NAFTA	480.2	394.4	394.4	317.2
- Rest of the world	134.7	63.7	63.7	51.2
EBITA (1)	106.1	77.0	77.4	66.3
EBITA /revenue	8.9%	8.1%	8.1%	7.7%
(+) Depreciation allowance	+52.5	+40.8	+42.9	+34.3
EBITDA (2)	158.6	117.8	120.3	100.6
EBITDA /revenue	13.3%	12.4%	12.6%	11.7%
Consolidated net profit	62.3	55.1	43.2	30.3
Net profit attributable to minority interests	4.1	3.9	3.9	6.4
Net profit attributable to equity holders of the parent (5)	58.2	51.1	53.3	52.9
(-) Net profit from discontinued operations or operations to be sold	-1.0	-10.0	-11.2	-15.2
Net profit before discontinued operations or operations to be sold, attributable to equity holders of the parent (3)	57.2	41.1	42.1	37.7
Average weighted number of shares (in millions)	35.3	35.3	35.3	35.3
Average weighted diluted number of shares (in millions)	44.4	44.4	44.4	43.7
Basic earnings per share (€)	1.65	1.45	1.11	0.68
Diluted earnings per share (€)	1.45	1.25	0.89	0.55
Dividend per share	0.30	0.25	0.25	0.20
Total assets (at December 31, 2005)	1,059.8	844.2	834.8	792.6
Consolidated shareholders' equity:				
- Group share	426.7	336.7	325.5	313.3
- Minority interests	14.0	13.8	13.9	18.7
Total shareholder's equity	440.7	350.5	339.4	332
Net debt (Financial liabilities-Cash and cash equivalents)	178.6	134.4	135.9	9.8
Net debt/Shareholders' equity (at December 31, 2005)	41%	38%	40%	3%
Cash flow from operations	120.5	90.3	92.0	77.4
Net cash flow from operating activities	102.7	52.7	54.5	67.0
Net investments	57.5	116.8	102.5	44.8
- In operating assets (capex)	47.5	36.6	36.6	35.9
- In affiliates	10.0	80.2	65.9	8.9
Other information				
Average number of employees (4)	63,786	45,240	42,946	28,955

(1) According to the French Accounting Principles: operating profit before amortization of goodwill
(1) According to the IFRS: profit from operations
(2) EBITDA: earnings before interests, taxes, depreciation and amortization
(3) According to the French Accounting Principles: net profit, Group share, before net capital gains from the sale of securities
(3) According to the IFRS: net profit, Group share, before net profit from discontinued operations
(4) According to the IFRS, data includes temporary workers
(5) According to the French Accounting Principles: net profit Group share before amortization of goodwill

3.2 a Information about the Company's Activities

1. SR.Teleperformance

SR.Teleperformance was created from a merger in June 1990 between Jaurès Participations Conseils, S.D.P.S. and its listed subsidiary, Rochefortaise S.A. The majority of the new entity's capital owned by the directors and founders was transferred to a holding company, Eurofid, which was taken over by Rochefortaise Communication on June 17, 1996. Finally, in 1999, the Company underwent internal restructuring in order to:

- Simplify the legal structure by organizing the communication businesses by activity
- Refocus the Group's core business, the Contact Center Division, under the listed company
- Bring all the real estate assets, mainly let out by the Group, into the listed company, SR.Teleperformance

2. SR.Teleperformance business and its relationship with its subsidiaries

Apart from its real estate business, SR.Teleperformance is a simple holding company without any economic activity on its own, since its business in France is managed by its fully owned subsidiary, Teleperformance France, under a business management agreement.

SR.Teleperformance coordinates its network and supervises its subsidiaries and its legal and global financial management departments from headquarters in France. It has entered into technical assistance contracts with its subsidiaries.

Note 14 of the notes to the parent Company financial statements gives specific information on relations between the Company and its subsidiaries.

The allocation of the Group's main assets and liabilities per geographic area at December 31, 2005 is as follows:

Values in consolidation (in thousand euros)	Europe	NAFTA	Rest of the world	SR.Teleperformance	Total consolidated
Net goodwill	97,196	209,575	25,451	263	332,485
Financial debt excluding Group	100,442	47,944	11,001	217,069	376,456
Cash and cash equivalents	86,006	30,983	11,666	69,208	197,863
Dividends paid to SR.Teleperformance	6,031	4,329	1,508	-	11,868

3.2 b Organization Chart

A simplified organization chart of the Group is shown on page 28 of this report.

3.2 c Group's Positioning and Business

SR.Teleperformance is currently the second world provider of outsourced Contact Center services dedicated to Customer Relationship Management. Said market is estimated at 37 billion euros (source IDC).

The SR.Teleperformance Group accounts for close to 4% of this market.

The first five players on the market (sources: publications by companies) are classed by decreasing order of revenues as follows:

Main players on the market	Country	2005 revenues (in million USD)
Convergys CMG*	USA	1,641
SR.Teleperformance**	France	1,486
West Corporation***	USA	1,089
Teletech	USA	1,086
Sitel	USA	1,040

*Customer Management Group Business
** Figures translated into USD on the basis €1 = USD 1.24
*** Excluding the teleconferencing business that represents revenues of 434 million US dollars.

The Group has gradually withdrawn since 2003 from Marketing Services & Healthcare Divisions, which have become non strategic, such that these businesses accounted for less than 2% of the revenues earned in 2005.

The Group has developed both through mergers, acquisitions and organic growth. Development has been financed both with equity capital and by three market issues:

- In June 1997 by issuing a convertible bond loan of FRF200 million (30.5 million euros)
- In March 2000 in the scope of a capital increase in cash of 151 million euros
- In December 2003 by issuing a convertible bond loan "OCEANE" of an amount of 158.7 million euros

SR.Teleperformance is totally independent as a service provider with regard to patents and licenses within the scope of its businesses.

The amount of operating investments and the average workforce of the last three financial years appear on page 35 of the key figures of this annual report. Said investments were financed with the Group's equity capital and by market issues.

The increase in the percentage of revenues over the last three financial years appears respectively at:

In %	2003		2004		2005	
	As Published	*On a Comparable basis*	*As Published*	*On a Comparable basis*	*As Published*	*On a Comparable basis*
Contact Centers	-4.5	-0.2	+23.0	+12.6	+28.0	+13.2
Marketing Services & Healthcare*	-23.0	-10.0	-72.4	-11.3	-55	-9.7
Total Group	-7.5	-1.5	+10.4	+11.6	+25.5	+12.9
% earned internationally	71		76		77	

* Gradual withdrawal during 2003, 2004 & 2005

3.2 d Key Figures of the Main Subsidiaries

The key figures of subsidiaries whose revenues exceed the consolidated revenues of the Group by more than 10% appear as follows:

	CCDB TP CRM Brazil (in thousand reals)	TP USA (in thousand USD)
Revenues	340,351	201,349
Operating result	27,301	20,795
EBITDA*	33,903	28,263
Profit before tax	24,531	16,075
Profit after tax	14,634	9,924

* Earnings before interest, taxes, depreciation and amortization

3.2 e Risk Factors

1. Market risks

1.1 Liquidity risk

The operational management of the subsidiaries manages the short-term cash position. Any medium or long term financing operation is authorized and managed by the Group's general management.

Information on the liquidity risk appears in note 3-11 of the notes to the consolidated financial statements and includes:

- The maturity of the net financial debt
- Particulars of main loans
- The covenants related to the loans
- Particulars of main credit lines
- Principal terms of the Oceane bond issue

1.2 Rate risk

The Group's exposure to a 1 % variation in the interest rate on the basis of the situation at December 31, 2005 appears in note 3-11 of the notes to the consolidated financial statements.

1.3 Foreign exchange risk

The Group is exposed to the following foreign exchange risks:

- Risks related to operations to finance subsidiaries
- Risks related to the commitments to buy back minority interests
- Risks related to commercial operations carried out in a currency different to that of the operating currency
- Translation risks in the scope of the consolidation

a - Risks related to operations to finance subsidiaries

To limit its exposure to the foreign exchange risk, the Group borrows or applies for advances in foreign currencies to cover loans made to subsidiaries denominated in the same currency and with the same maturity or makes swaps to hedge foreign exchange.

To limit the Group's exposure to the foreign exchange risk, the following financing operations with subsidiaries were hedged (in thousands):

Assets - Group advances and loans	*Net amounts in foreign currencies at December 31, 2005*
US Dollar	(*) (**) 24,612
Canadian Dollar	(***) 31,000
British Pound	(****) 13,500
Financial debts - Loans from credit institutions	
US Dollar	(*) 7,812
Canadian Dollar	(***) 31,000

* Loans in US dollars for a total amount of 7.8 million dollars granted to American subsidiaries (Merkafon in Mexico for 7.5 million dollars and FST for an amount of 0.3 million dollars) are covered by loans contracted from banks denominated in the same currency.

** Loans in US dollars granted to the American subsidiary TGI (15 million US dollars) and to Telephilippines for 1.8 million US dollars were hedged against the foreign exchange risk by means of a swap.

*** A loan in Canadian dollars was granted to our American subsidiary TGI for a total amount of 31 million CAN dollars and this loan is hedged by a bank loan denominated in the same currency.

**** The loan in UK pounds granted to the English subsidiary MM Group (13.5 million pounds) has also been hedged against the foreign exchange risk by means of a swap of 13.2 million pounds.

b - Risks related to commitments to buy back minority interests

The debt registered on December 31, 2005 as a financial debt for an amount of 54,748,000 euros breaks down by main currency as follows:



Currency	USD	Brazilian Reals	Swedish Crown	Argentinean Peso	Norwegian Crown	Euro
In thousands	20,271	54,681	13,414	9,644	24,920	8,115

The change in the foreign exchange rates from January 1, to December 31, 2005 increased the debt related to buy back commitments by 7.5 million euros.

c - Risks related to the business transactions carried out in a foreign currency (different from the currency used in operations)

As some subsidiaries have multiplied transactions invoiced in a currency that is different from the one used in their operations, the Group has been conducting a survey in order to minimize the effects of the exchange rate variations related to these business transactions.

d - Translation risks in the scope of the consolidation

Regarding the translation effect on the Group's consolidated revenues, the chart below shows the allocation of revenues per currency over the last three years:

	2003 FG		2004 FG		2005 IFRS	
	Amount	%	Amount	%	Amount	%
Euro	431.0	49.9 %	390.5	41.0 %	457.3	38.2 %
USD	254.4	29.5 %	296.2	31.0 %	368.5	30.8 %
BRL	40.3	4.7 %	49.1	5.2 %	113.8	9.5 %
MXN	52.7	6.1 %	65.6	6.9 %	76.7	6.4 %
UK£	16.4	1.9 %	51.0	5.4 %	71.9	6.0 %
Others	68.1	7.9 %	100.4	10.5 %	107.6	9.1 %
TOTAL	862.9	100 %	952.8	100 %	1 195.8	100 %

FG: French Gaap.

The impact of the change in the foreign exchange rates on the revenues, the result before tax and the Group share of net result made in 2005 is specified in note 4-1 of this document.

1.4 Share risk

The Company is not exposed to any share risk; it does not hold a portfolio of other companies' shares or marketable securities. To date, it owns 1,500 SR.Teleperformance shares at a cost price per share of 15.99 euros bought under the share buy back program.

The issuer is not tied by any clauses that are liable to have a significant impact on the price of the security.

2. Business Related Risks

Amendments to telemarketing regulations in the USA

The Federal Trade Commission ("FTC") published a series of measures on January 29, 2003 in order to better protect consumers. This new legislation mainly resulted in the creation of a "Do Not Call List" (DNC) that allows consumers to refuse telemarketing calls (effective date: October 1, 2003).

As most teleservices providers, the American affiliates of the SR.Teleperformance Group have complied with this legislation. Therefore, since the effective date, the Group has refocused mainly on inbound calls in the USA, which now represent 72% of its business in the USA compared to 38% when the law came into effect.

Legislation similar to those applied in the USA may be adopted in other countries in the world. This is why the Group is carefully monitoring the change in legislation and is continuing to very strongly develop its inbound call operations throughout its network. The inbound call business has increased by +36% since 2003 and it now represents 64% of the Group's total operations.

3. Industrial and Environment-Related Risks

As far as we are aware, there are no industrial and environment-related risks likely to have a specific impact on the financial situation, business, results of the Group or Company.

4. Technology Risks

Since the Group does not operate high risk facilities, it is not, as far as we are aware, exposed to any technology risk likely to have a significant impact on the financial situation, business or results of the Group or the Company.

5. Other Risks

5.1 Suppliers

The Group's main suppliers are telecom providers. There is no prominent supplier. France Telecom, the main supplier, represents about 3% of the Group's purchases.

5.2 Customers

5.2.1 Customer breakdown

Changes in the customer portfolio are as follows:

% annual revenues

	2003		2004		2005	
	Contact centers	*Overall business*	*Contact centers*	*Overall business*	*Contact centers*	*Overall business*
1st customer*	8%	7.5%	8%	7.9%	9%	9%
Top 10	30%	25%	25%	24%	39%	39%
Top 20	40%	36%	37%	36%	51%	51%
Top 60	61%	53%	57%	55%	69%	69%

* IBM SPRINT is SR.Teleperformance's first customer in 2005

Payment timescales vary depending on the location of contact centers and customers. The average payment timescale is between 70 and 90 days.

The development of the inbound calls business increases the Group's recurrent income by lengthening the term of contracts.

The terms of such contracts are between two and five years.

Moreover, regarding customer loyalty, all of the first 10 companies making up the Group's customer portfolio have been customers for more than two years.

5.2.2 Business sector breakdown

Change in the breakdown by business sector in the Contact Center Division is as follows:

% of the annual revenues

Business sectors	2003	2004	2005
Telecoms	30.0%	37.5%	46.6%
Financial services	19.5%	14.5%	15.1%
Technology/media	8.0%	10.0%	8.3%
Internet Services Provider	7.0%	10.0%	5.4%
Insurance	11.0%	8.0%	5.9%
Others	24.5%	20.0%	18.7%
TOTAL	100.0%	100.0%	100.0%

5.3 Legal risks

The following do not exist for the Company or its subsidiaries:

- Special legal regulations and/or authorizations to carry on businesses, apart from those mentioned above in the business-related risks
- Specific confidentiality restrictions
- Ties of dependency
- Special tax measures
- Disputes or arbitration proceedings likely to have or having had, in the recent past, a significant impact on the financial situation, business or results of the Group

5.4 Insurance risk - Coverage

The Group and its companies are appropriately insured under each of the national laws.

Amount of annual premiums paid by the companies of the *Contact* Center Division for the last three financial years is as follows:

In thousand euros	*Proprety and third party*	*Business interruption insurance*	*Vehicles*	*Total*
2003				
Premium	965	116	125	1,206
Deductible	618	217	23	858
2004				
Premium	1,453	188	223	1,864
Deductible	1,036	224	33	1,293
2005				
Premium	1,973	269	250	2,492
Deductible	1,004	45	28	1,077

5.5 Labor-related risks

In the normal scope of its businesses, the Group is involved in a certain number of employment disputes. The necessary provisions for contingencies have been posted for such disputes.

5.6 Risks and disputes - method of posting provisions

The particulars of the provisions for risks and disputes appear in note 3-10 of the notes to the consolidated financial statements.

The method of posting provisions is specified in note (r) of the accounting principles.

3.2 f Equipment and Real Estate

The Group operates 45,600 computerized workstations across 266 contact centers established in 39 countries, including 102 contact centers directly managed in the premises of the clients.

The companies of the Group usually lease their premises. Moreover, the Group owns an operating property in Lyon (France) and historically owns investment property in Puteaux (Paris region).

3.3 a General Information Regarding the Company

Company name
SR.Teleperformance
(by decision of the Extraordinary General Meeting of June 30, 1999)

Legal form
French corporation (société anonyme) with a Board of Directors and a Supervisory Board
The Company was created in 1910 and is due to expire on October 9, 2059, except in the case of extension or winding up in advance.

Headquarters
6-8, rue Firmin-Gillot
75015 Paris
Tel.: (33) 1 55 76 40 80

Summary of corporate purpose
«All activities as a service provider in the field of mass market and specialized communications and advertising, notably the design and conduct of promotional, public relations, marketing, telemarketing and teleservice operations» (Article 2 of the Articles of Incorporation)

Trade and Companies Register number
PARIS B 301 292 702
Code A.P.E (French business code): 744B

Location where company documents and information may be consulted
Headquarters
6-8, rue Firmin-Gillot
75015 PARIS

Financial year
From January 1 to December 31, i.e. twelve months

Allocation of the profits under the Articles of Incorporation
There are no special provisions in the Articles of Incorporation

General Meetings

Calling of meetings
General meetings are convened by publishing a notice in a periodical authorized to publish legal announcements in the administrative area in France where the company is headquartered and in the Bulletin des Annonces Légales Obligatoires (Bulletin of compulsory legal notices) at least fifteen days before the date of the Meeting. At least thirty days before any General Meeting of the shareholders, the company publishes the notice specified in Article 130 of the Commercial Companies Decree of March 23, 1967 in the Bulletin des Annonces Légales Obligatoires.
Shareholders in possession of registered shares for at least one month before the date of publication of the convocation notice are also called to General Meetings by ordinary mail or, on request and at their own expense, by registered letter.

Conditions of admission
Annual General Meetings are constituted by all the shareholders, regardless of the numbers of shares they hold, provided they are paid up.
The right to attend General Meetings is subject:
- For the holders of registered shares, to entry in the Company's Registers of Registered Shares
- For holders of bearer shares, to filing at the location stated in the convocation notice of an attestation issued by an authorized intermediary in accordance with Decree No. 3-359 of May 2,1983, certifying the inalienability of the shares recorded in accounts until the date of the meeting
The above formalities must be completed no later than five days before the date of the meeting.
By law, shareholders may be represented by a proxy or vote by mail.

Conditions of exercise of the voting right -
Double voting right
Each shareholder has as many votes as he/she owns or represents shares.
Double voting rights are granted for to all paid up shares for which proof is provided of registration in the name of the same shareholder for at least four years. The shareholder must be a citizen of France or of a member State of the European Union.
This provision was inserted in the Company's Articles of Incorporation by decision of the Extraordinary General Meeting of June 17, 1996.
Registered shares allotted free of charge to a shareholder for existing shares with double voting rights benefit from double voting rights (article 35.2 of the Articles of Incorporation).
Double voting rights automatically lapse for any share converted to a bearer status or transferred, except for registered to registered share transfers through inheritance or family donation, in accordance with article L225-124 of the French Commercial Code.

Declaration required for crossing thresholds specified in the Articles of Incorporation
There is no requirement in the Articles of Incorporation concerning holdings worth less than one twentieth of the capital.

3.3 b General Information Regarding the Share Capital

1. Special Conditions Concerning Share Capital Changes

The conditions to which changes in the capital and the respective rights of the various share categories are subject under the Articles of Incorporation are governed by statutory requirements; there are no particular restrictions.

2. Statement of Share Capital Changes

The share capital changes since 2001 are shown below:

Change in the share capital	Type of operations	Increase of the capital	Issue premium	Amount of the share capital	Number of shares
01/01/2001	Conversion of 118,674 bonds. Issue of 949,392 new shares	€2,373,480	€4,410,921	€83,748,540	33,499,416
12/31/2001	Conversion of 17,421 bonds Issue of 139,368 new shares	€348,520	€647,510	€84,096,960	33,638,784
12/31/2002	Conversion of 32,479 bonds Issue of 259,832 shares	€649,580	€1,207,244	€84,746,540	33,898,616
	Option plans of August 20, 1997 and of June 30, 1999 Issue of 1,087,224 shares	€2,718,060	€3,293,193	€87,464,600	34,985,840
04/22/2003	Conversion of 8,484 bonds Issue of 67,872 shares	€169,680	€315,350	€87,634,280	35,053,712
04/22/2003	Option plans of August 20 and July 21, 1997 Issue of 9,336 shares	€23,340	€12,791	€87,657,620	35,063,048
09/01/2003	Option plans of August 20 and July 21, 1997 Issue of 249,368 shares	€623,420	€812,274	€88,281,040	35,312,416
12/31/2003				€88,281,040	35,312,416
12/31/2004				€88,281,040	35,312,416
12/31/2005				€88,281,040	35,312,416

To the Company's knowledge, 259,000 shares registered with the issuer are pledged at the date of this document.

3. Share Capital at December 31, 2005

The amount of the capital at December 31, 2005, is 88,281,040 euros divided into 35,312,416 shares with a nominal value of 2.50 euros, fully paid up and all of the same class.

3.1 Authorized capital not issued at December 31, 2005

The Extraordinary General Meeting held after the Ordinary General Meeting on June 26, 2003 authorized several types of issues:

- An issue of any security with retention of the preferential subscription right for a maximum nominal amount of 200 million euros
- An issue of any security with cancellation of the preferential subscription right for a maximum nominal amount of 200 million euros
- An issue of any security with cancellation of the preferential subscription right for a maximum nominal amount of 50 million euros within the context of a public exchange offer,
- A capital increase via the capitalization of reserves for a maximum nominal amount of 100 million euros

This authorization expired on August 26, 2005.

It has been used in part by the Board of Directors, which decided, on December 3, 2003, to issue bonds convertible and/or exchangeable into new or existing shares ("OCEANE") for a total maximum nominal amount of 158.7 million euros.

3.2 Securities giving future access to the capital at December 31, 2005

At December 31, 2005, the number of potential securities totaled 9,056,076 shares, as follows :

- 7,521,326 bonds with options for conversion and/or exchange into 7,521,326 new or existing shares ("OCEANE") issued on December 3, 2003
- 1,534,750 stock options originating from option schemes granted to Group employees and corporate officers.

No other potential equity securities exist.

3.2.1 OCEANE

On December 3, the Board of Directors, by virtue of the powers delegated by the Extraordinary General Meeting on June 26, 2003 and after seeking the opinion of the Supervisory Board at its meeting of December 2, decided to issue bonds with options for conversion and/or exchange into new or existing ("OCEANE") shares for a total maximum nominal amount of 158.7 million euros and empowered its Chairman to implement this issue, to determine the value thereof, the dates, terms and conditions of the issue.
In a decision dated December 3, 2003, the Chairman of the Board of Directors decided to take advantage of said powers and defined the characteristics of the issue as follows:

Maturity	01/01/2008
Issue price	€21.10
Coupon	3.25 % payable annually in arrears on January 1 of each year (the first coupon shall be payable on January 1, 2005)
Gross actuarial rate of return (in the absence of share conversion and/or exchange)	3.25% on the payment date
Redemption price	€21.10
Redemption	
Normal	In full on January 1, 2008 at the price of €21.10 per bond
Advance	From January 31, 2007 at any time with notice of at least thirty calendar days for all the bonds still in circulation - By redemption at par, plus the interest accrued from the interest payment date preceding the date of advance redemption up to the actual date of redemption and - If the share value exceeds 125% of the bond face value, for a period of twenty consecutive stock exchange business days before to the notice of advance redemption
	At any time by redemption at the advance redemption price if the number of bonds in circulation is lower than 10% of securities issued
	By buybacks on the stock exchange, over the counter market or via public offerings
Conversion and/or exchange parity	One share per bond
Conversion and/or exchange date	At any time as from December 11, 2003 and up to the seventh working day preceding the normal or advance redemption date.

If all the bonds were converted or exchanged, the existing capital would be diluted by 17.56%.

3.2.2 Stock options granted to corporate officers and employees

If all the stock options in circulation were exercised, the existing capital would be diluted by 4.18%.

Stock option information	*Plan 1*	*Plan 2*	*Plan 3*
Date of the General Meeting that authorized the Plans	06/25/01	06/25/01	06/24/04
Total number of options authorized by the Meeting	595,750	239,000	700,000
Total number of options granted to corporate officers	125,000	187,000	170,000
Starting point for exercising options	06/26/05	06/26/05	06/25/08
Expiration date	06/25/06	06/25/06	06/25/09
Option exercise price	€29.37	€29.37	€18.46
Date of the Board of Directors meeting awarding the plans	06/25/01	06/25/01	24/06/04
Number of options granted since the opening of the plans	595,750	239,000	700,000
Number of options in circulation at December 31, 2005	595,750	239,000	700,000
Number of performance related options granted	none	none	none
Number of options remaining to be granted	-	-	-

3.4 a Management and Supervisory Bodies



SR.Teleperformance is a company with a Board of Directors and a Supervisory Board. It complies, further to the decision taken by the Supervisory Board and in particular the decisions taken at the meeting held on March 16, 2006, with the corporate governance principles defined under the recommendations made by AFEP-MEDEF on October 2003. The only exception applies to the duration of the office of the members of the Supervisory Board, which shall be reduced from six to four years, upon proposal by the Supervisory Board at the next General Shareholders' Meeting.

1. Supervisory Board

1.1 Membership

At March 16, 2006, the members of SR.Teleperformance's Supervisory Board were as follows:

		Other positions currently held (article 225-102-1 of the commercial code)
Full name	JULIEN Daniel	**Positions held within French companies in the Group** - None **Positions held within foreign companies in the Group:** - Chairman of FST (TP Argentina), TP USA, MMCC Solutions Inc (TP Canada), - Managing Director of TP Group Inc (TGI) - Director of Americall Group Inc, Americall de Mexico, Call Tech, CRM Services India Private, IMC Marketing Inc (TP Korea), Inverpanamerica (Mexico), MCCI Multi-Channel Communications Inc, Merkafon de Mexico, Merkafon International, Merkafon Management Corporation, MMCC Solutions Philippines, Noble Systems, Nova Scotia Company, CCBD (TP CRM), TP Australia, Telephilippines Inc, Telemarketing Asia (Singapore), SPCC (TP Brazil), Grandi Numeri, Service 800, Voice FX. **Positions held outside the Group** - Director of Crédit du Nord
Age	53	
Initial appointment	06/26/2003	
End of term of office	06/30/2009	
Current position within the Company	Chairman of the Supervisory Board	
Number of company shares owned	*574,221*	
Full name	BERREBI Jacques	**Positions held within French companies in the Group** - None **Positions held within foreign companies in the Group:** - Chairman of Société Tunisienne de Télémarketing and TP Groupe Inc, - Chairman of the Supervisory Board of TP Indonesia, - Director of: CTM-TP Pologne, Iberphone, Plurimarketing, Service 800, Americall Group Inc, FST (TP Argentina), Inverpanamerica, Merkafon de Mexico, Merkafon Management Corporation, Noble Systems, TP Australia, Telephilippines Inc, TP Singapore, TP USA, Calltech, Voice FX, CCBD (TP CRM), SPCC (TP Brazil), TP BT, MCCI Multichannel Communications Inc. **Positions held outside the Group:** - Chairman of the Board of Directors of Simber Creations Inc and of Post-a-Photos LLC - Managing Director of Bercom International, Berpress, M.B.I. and I.C.B., - Director of Berfilms and I de B SA, - Manager of Jacdom International Consulting
Age	63	
Initial appointment	04/02/2001	
End of term of office	06/30/2011	
Current position within the Company	Vice-Chairman of the Supervisory Board	
Number of company shares owned	*966,693*	

Full name *Age*	**DOMINATI Philippe** 52	**Positions held within the Group:** - Chairman of SRMS - Director of IDCC, Groupe Présence Plus, Akoa, Pédagogie du Management - Member of the Board of SAS Akoa Interactive, **Positions held outside the Group:** - Manager of Isado (SARL) and Trocadero (SCP)
Initial appointment *End of term of office*	06/17/1996 06/30/2008	
Current position within the Company	Deputy Vice-Chairman of the Supervisory Board	
Number of company shares owned	*1,600*	
Full name *Age*	**DASSAULT Martine** 50 Independent member	**Positions held within the Group:** None **Positions held outside the Group:** None
Initial appointment *End of term of office*	06/24/2002 06/30/2008	
Current position within the Company	Member of the Supervisory Board	
Number of company shares owned	*2,000*	
Full name *Age*	**SANTINI Philippe** 63 Independent member	**Positions held within the Group:** None **Positions held outside the Group:** - Chairman and CEO of Groupe Industrie Services Info, - Chairman of the Board of Directors of Aprovia, - Chairman of the following simplified corporations (SAS): Aprovia Gun, Aprovia GT, Bedouk Editions, - Chairman of GIE Emploi Pro - Member of the Supervisory Board of SIAL, - Director of Groupe Tests, Cadre-On-Line
Initial appointment *End of term of office*	09/30/2002 06/30/2011	
Current position within the Company	Member of the Supervisory Board	
Number of company shares owned	*1,500*	
Full name *Age*	**GINESTIE Philippe** 63	**Positions held within the Group:** None **Positions held outside the Group:** - Director of Dynaction, HR Oblig., Cotrafi, Anblan, Gondrand SA and CGroup - Member of the Supervisory Board of Aurel Leven Nexstage Private Equity
Initial appointment *End of term of office*	06/25/2001 06/30/2007	
Current position within the Company	Member of the Supervisory Board	
Number of company shares owned	*2,752*	
Full name *Age*	**LAGUILLAUMIE Alain** 64	**Positions held within the Group:** None **Positions held outside the Group:** - Chairman of the Board of Directors of B.J.L. - Chairman of SAS CAP 33, - Director of Hebrard - Manager of Auguste Cestas, Bellefont-Belcier
Initial appointment *End of term of office*	06/17/1996 06/30/2008	
Current position within the Company	Member of the Supervisory Board	
Number of company shares owned	*9,672*	
Full name *Age*	**BERGSTEIN Daniel** 63 Independent member	**Positions held within the Group:** None **Positions held outside the Group:** - Attorney and partner with the international law firm Paul Hasting, New York. - Director of MxEnergy Inc, Cequel III LLC, Cebridge Connections LLC, Catalyst Partners Inc, Foundation Fighting Blindness.
Initial appointment *End of term of office*	09/30/2002 06/30/2011	
Current position within the Company	Member of the Supervisory Board	
Number of company shares owned	*1,000*	

Full name	DELORME Eric	**Positions held within the Group:** None
Age	52	**Positions held outside the Group**
	Independent member	- Managing Director of SAS Callisto - Manager of SARL ED Associés
Initial appointment	06/23/2005	
End of term of office	06/30/2011	
Current position within the Company	Member of the Supervisory Board	
Number of company shares owned	*1,072*	

Full name	CANETTI Bernard	**Positions held within the Group:** None
Age	57	**Positions held outside the Group:**
	Independent member	- Chairman of the Board of Editions Atlas
Initial appointment	06/23/2005	
End of term of office	06/30/2011	
Current position within the Company	Member of the Supervisory Board	
Number of company shares owned	*1,000*	

The Supervisory Board has ten members, five of whom are independent members according to the criteria laid down in the Bouton report.
No provisional appointments to the Supervisory Board were made during the year.
The memorandum and articles of incorporation require each Board member to hold at least 1,000 shares.

Other information on Board members

Additional information required by item 14.1, Annex I to EC Regulation 809/2004 of April 29, 2004.

1- Positions held over the past five years, now expired:

JULIEN Daniel	Positions held in the Group: - Director of TP France - Permanent representative of SR.Teleperformance within Business Fil, Multilignes Conseil, New Way, Pentagone, SRMS, SRBV, Synerfil - Chairman of Business Response Inc, Marcom, - Director: BITE (Sweden), CKAPT (Brazil), Market USA, SAC, Newton 21 UK, Startel (New-Zealand), TP Finland, TP Denmark, TP Italy, TP Norway, Teomac, Fonomerk, Iberphone, Perfectcall
BERREBI Jacques	**Positions held in the Group:** - Director of SRMS, Rochefortaise Santé - Permanent Representative of Newton 21 Europe in CCP Marketing and Caudroy Colas Partners - Chairman of Newton 21 Europe - Chairman of Iberphone (Spain) - Director of Business Response Inc, Market USA, Marcom, NSDI, SAC (USA), CKAPT (Brazil), Newton 21 UK, Startel Communications (New-Zealand)
DOMINATI Philippe	**Positions held in the Group:** - Director of Optimise
SANTINI Philippe	**Positions held outside the Group:** - Chairman of SAS Aprovia Groupe Exposium/GE/GM/Usine Nouvelle/Groupe Moniteur/ Groupe Italia/Groupe France Agricole - Director or permanent representative of Dynaction, Gisi, PCAS, Exposium
GINESTIE Philippe	**Positions held outside the Group:** - Member of the Supervisory Board of Castorama and Dubois Investissement, Sport et Nature International - Director of CGroup HK; A.R.A.A., R.S.A.
LAGUILLAUMIE Alain	**Positions held outside the Group:** - Chairman of the Board of GIPSO
BERGSTEIN Daniel	**Positions held outside the Group:** - Chairman of MxEnergy Inc., Director of Fairpoint Communication

2- The members of the Company's Supervisory Board currently in office have informed the Company that they do not have any criminal convictions, have not been associated with a bankruptcy, receivership or liquidation, and have not been subject of any criminal accusations or public sanctions or disqualification, as referred to in point 14.1, Annex I to EC Regulation 809/2004 of April 29, 2004.

3- The members of the Supervisory Board have not informed the Company of any potential conflict of interest between their duties to the issuer and their private interests.

4- Restrictions on the transfer of interests in the issuer's capital for a specific period of time : none

5- There is no service agreement entered into between a member of the Supervisory Board and the Company or any of its subsidiaries which would provide for the grant of specific benefits.

1.2 Operation of the Supervisory Board

The operating rules and procedures applying to the Supervisory Board and its special committees are described in the report by the Chairman of the Supervisory Board on the operation of the Board and internal control, page 50 of this document.

2. The Board of Directors

2.1 Membership

At March 16, 2006, the members of SR.Teleperformance's Board of Directors were as follows:

		Other positions currently held (article 225-102-1 of the commercial code)
Full name *Age*	ALLARD Christophe 47	**Positions held within companies in the Group:** **France** - Director of Techcity solutions, SR.MS, SGP (Groupe Présence Plus), Akoa, Pédagogie du Management, Institut du Call Center, Rochefortaise Santé, Infomobile, TP France - Member of the Board of the following simplified corporations (SAS): Akoa Interactive, Synerfil, Comunicator and Martiniquaise de Centres d'appels **International** - Chairman of Iberphone and MMTP Holdings - Director of Techcity Solutions Bénélux, Techcity Solutions Nordic, Americall Group Inc, B.I.T.E. Goteborg, Inverpanamerica, Merkafon de Mexico, Plurimarketing, TP Australia, MMCC Solutions Inc (TP Canada), Société Tunisienne de Télémarketing, TP Denmark, TP Finland, TP Group Inc, TP Norway, Telephilippines, TP USA, Grandi Numeri, Perfectcall, Service 800, In & Out Spa, MMTP Holdings, Call Tech, Voice FX, CRM India, Telemarketing Asia (Singapore) **Positions held outside the Group:** - Chairman of SAS Boomerang
Initial appointment *End of term of office*	09/30/1999 06/30/2008	
Current position in the Company	Chairman of the Board of Directors	
Number of Company shares owned	4,062	
Full name *Age*	PESCHARD Michel 56	**Positions held within Group companies:** - Chairman and CEO of Rochefortaise Santé and Chairman of SAS Synerfil Multi Info - Director of JRT Participation, FCS, Techcity Solutions, Groupe Presence Plus, Infomobile, SRMS
Initial appointment *End of term of office*	07/01/2003 06/30/2008	
Current position in the Company	Member of the Board of Directors	
Number of Company shares owned	6,500	
Full name *Age*	DOUCE Olivier 48	**Positions held within French companies in the Group:** - Chairman and CEO of New way - Director of Rochefortaise Santé, J.R.T. Participations, F.C.S., SRMS, Teleperformance France, TP North and its subsidiary TP East **Positions held outside the Group:** - Chairman of SAS Angyal - Director of Aware, - Manager of Always (EURL), Davic Music, Editions "Coups de Soleil", SCGFC Victor Douce, SCI Douce
Initial appointment *End of term of office*	06/17/1996 06/30/2008	
Current position in the Company	Member of the Board of Directors	
Number of Company shares owned	2,111,980	

Other information on Board members
Additional information required by item 14.1, Annex I to EC Regulation 809/2004 of April 29th 2004.

1- Positions held over the past five years, now expired:

ALLARD Christophe	**Positions held in the Group:** - Chairman and CEO of SR. BV (merged) - Director or permanent representative of SRMS subsidiaries, Anacom, Design Board, Information Presse Service, Optimise, Passion Company, Pyramide Kheops, Socio - Director or Permanent Representative of Pronytel, TP Midi Aquitaine, TP West, TP North, TP East, PGS, Business Fil, Multilignes Conseil **Positions held within foreign companies in the group:** - Director of TP Germany and several merged subsidiaries
PESCHARD Michel	**Positions held within Group companies:** - Director of: SRBV, Optimise, Design Board.
DOUCE Olivier	**Positions held in the Group:** - Director of FCC - Permanent representative in Edimark, MPI, WSA, Aljac, Comunicator, Multilignes Conseil, Pentagone, PGS, Reactif, Tirage, TP Azur, TP East, JR Troubat, MCH, Passion Company, S2L Sante, Socio, CDTM Editions, Pronytel, TP West, TP Rhône-Alpes, TP South-West **Positions held outside the Group:** - Director of BCD, Associés, Charlestown, Desirade, Easyloan and Odeb

2- The members of the Company's Board of Directors currently in office have informed the Company that they do not have any criminal convictions, have not been associated with a bankruptcy, receivership or liquidation, and have not been the subject of any criminal accusations or public sanctions or disqualification, as referred to in point 14.1, Annex I to EC Regulation 809/2004 of April 29th, 2004.

3- The members of the Board of Directors have not informed the Company of any potential conflict of interest between their duties to the issue rand their private interests.

4- There are no restrictions on the transfer of interests in the issuer's capital for a specific period of time: none

5- There is no service agreement entered into between a member of the supervisory board and the Company or any of its subsidiaries which would provide for the grant of specific benefits.

2.2 Operation of the Board of Directors

The members of the Board of Directors are appointed for a term of four years, with an age limit of 70 years. They may be reappointed at any time. The Board of Directors currently has three members. The Chairman of the Board represents the Company in relations with third parties. The Supervisory Board may grant the same powers of representation to one or more members of the Board of Directors, who then take the title of Managing Director.

The Board of Directors meets as often as the Company's interest requires. It presents a quarterly business report to the Supervisory Board. Within three months of the end of each financial year it presents the Company's annual financial statements and consolidated financial statements to the Supervisory Board for verification and control. The Board of Directors calls all general meetings of the shareholders, defines the agendas and implements their resolutions.

3.4 b Statutory Auditors

Terms of office of the Auditors

Auditors	Substitutes	Initial appointment	Current term of office expires in
KPMG 11, rue Archimède Domaine de Pelus 33 692 Mérignac Cedex Tel: +33 (0)5-56-18-81-81	**SCP de commissaires aux comptes** Jean-Claude André et autres 2bis, rue de Villiers 92309 Levallois-Perret	06/25/1987	2011
BDO MG SOFINTEX 23, rue de Lille 94 701 Maisons-Alfort Tel: +33 (0)1-45-18-33-10	**M. Joël ASSAYAH** 25, quai Carnot 92210 Saint-Cloud	06/30/1999	2011

Auditors' fees

The fees received by the Auditors and the members of their networks for the 2005 financial year breakdown as follows (in thousands of euros):

	KPMG		BDO MG SOFINTEX	
	Amount	%	Amount	%
Audit, certification, review of the parent and consolidated financial statements	1,091	79	649	91
Other related assignments and auditing tasks	101	7	61	9
Sub-total	1,192	86	710	100
Any other services				
- Legal, tax and employment matters	45	4		
- Information technology	-	-		
- Internal audit - others	143	10		
Sub-total	187	14		
TOTAL	1,379	100	710	100

3.4 C Remuneration Received by Members of the Board of Directors and Supervisory Board

The Supervisory Board determines the remuneration of its Chairman and Vice-Chairman and of the members of the Board of Directors.
The Supervisory Board decides the total remuneration paid to its Chairman and Vice-Chairman and the members of the Board of Directors on the basis of a proposal by the Remunerations Committee.
The Board divides the total sum allocated to it by the General Meeting in the form of directors' fees between its members as it sees fit, taking into account their frequency of attendance. It may allocate higher fees to members of committees.
The Board may allocate exceptional fees for assignments or powers given to its members, in which case any such exceptional fees are subject to the rules governing regulated agreements.
The General Meeting of Shareholders of June 1st, 2006 will propose to pay 100,000 euros, as 2005 total directors' fees, to the members of the Supervisory Board.
For 2004, total directors' fees of 84,500 euros were paid to members of the Supervisor Board, of which 45,000 euros was paid to members of the specialized committees.

Total gross remuneration and all benefits received by each member of the management and supervisory bodies over the past three financial years (in euros).

Full name	Fixed	Variable	Directors' fees	Total
ALLARD Christophe	838,233	745,000	-	1,583,233
JULIEN Daniel	1,272,000	672,371	5,500	1,949,871
BERREBI Jacques**	570,000	545,252	20,500	1,135,752
PESCHARD Michel	241,328	106,000	-	347,328
DOUCE Olivier	85,981		-	85,891
DOMINATI Philippe	99,000		20,500	119,500
SANTINI Philippe			11,000	11,000
DASSAULT Martine			12,000	12,000
GINESTIE Philippe			2,500	2,500
LAGUILLAUMIE Alain			4,500	4,500
RENARD Michel			4,500	4,500
BERGSTEIN Daniel			3,500	3,500

Remuneration received in 2003 and 2004 (in €).

	2003	2004
ALLARD Christophe	974,000	1,118,000
JULIEN Daniel	1,154,000	1,472,000
BERREBI Jacques**	599,000	587,000
DOUCE Olivier	86,000	86,000
PESCHARD Michel	168,000	228,000
Other members of the Supervisory Board *	49,000	153,000

* essentially in the form of directors' fees
** some companies owned by Mr. Jacques BERREBI have been remunerated. The amounts received are set forth under item 9 of the notes to the consolidated financial statements.

There are no arrival or departure bonuses or complementary retirement plans specific to corporate officers, over and above the statutory schemes.
The Supervisory Board on March 16, 2006 authorized the non-compete agreements and the amendment of employment agreements regarding certain managers, as mentioned under page 73 of this document. These agreements are subject to the shareholders' approval at the General Shareholders' Meetings to be held on 1st of June 2006.
The Remunerations Committee, on 22 June 2005, proposed to the Supervisory Board the implementation of the principle regarding the payment of a variable compensation to certain members of the management, in addition to their fix compensation.
This variable portion is defined on the basis of quality and quantity performance objectives analyzed by such committee at the end of the fiscal year.
This variable portion would apply to Mr. Christophe ALLARD, Mr. Jacques BERREBI, Mr. Daniel JULIEN and Mr. Michel PESCHARD.

3.4 d Report of the Chairman of the Supervisory Board on the Preparation and Organization of the Supervisory Board and Internal Control (article L.225-37 of the French Commercial Code)

Pursuant to the provisions of article L. 225-68, paragraph 7 of the French Commercial Code, I am reporting to you on:

- The conditions for preparing and organizing the work of your Supervisory Board during the financial year ended on December 31st, 2005
- The internal control procedures put in place by the Company

This report was drawn up in liaison with Administrative and Financial Management on the basis of records of the Audit Committee's work. The preparation of this report has also been corroborated by meetings with General Management and the Company's Auditors.

1. Conditions for Preparing and Organizing the Supervisory Board's work

1.1. Board membership and meetings

1.1.1 Board membership

Your Supervisory Board comprises the ten members listed below. Note that the positions they hold in other Group and non-Group companies are mentioned in this Document on page 43.

JULIEN Daniel	Chairman of the Supervisory Board
BERREBI Jacques	Vice-Chairman of the Supervisory Board
DOMINATI Philippe	Deputy Vice-Chairman of the Supervisory Board
SANTINI Philippe	Independent member of the Supervisory Board
GINESTIE Philippe	Member of the Supervisory Board
DASSAULT Martine	Independent member of the Supervisory Board
LAGUILLAUMIE Alain	Member of the Supervisory Board
BERGSTEIN Daniel	Independent member of the Supervisory Board
DELORME Eric	Independent member of the Supervisory Board
CANETTI Bernard	Independent member of the Supervisory Board

The criteria applied to determine whether members of the Board are independent members were examined at the Board meeting held on March 16, 2006, on the basis of an opinion by the Remunerations and Appointments Committee.

The Supervisory Board's operating rules are defined in Internal Regulations adopted on June 26th, 2003 and amended on March 18th, 2005, and which are likely to be amended again in 2006. The current rules are described in the second part of this report.

1.1.2 Board Meetings

Article 27 of the memorandum and articles of incorporation stipulates that the Board must meet as often as required in the Company's interests. In practice, it meets at least four times a year.

The members of the Board of Directors are invited to attend such meetings, in particular to present the financial statements and their reports and to provide any explanations or information that may enable the Supervisory Board to perform its function of permanent supervision of the Board of Directors' management. In addition, the Board of Directors reports at these meetings on transactions completed, in progress or planned, both in France and abroad, pertaining to the Group's expansion.

The Supervisory Board has met four times since my previous report dated March 18th, 2005. The following matters were discussed at these meetings:

- Review of the parent and consolidated financial statements for the 2004 financial year, following the Audit Committee's report on the financial statements; review of the documents and proposed resolutions to be presented by the Board of Directors and/or the Supervisory Board at the Combined Ordinary and Extraordinary General Meeting to be held on June 23rd, 2005:
- Review of the Board of Directors' report on Company and Group business activities during the last quarter of 2004
- Review of forecast management documents and the explanatory report by the Board of Directors
- Update on sureties, endorsements and guarantees authorized or to be authorized
- Various authorizations to be given to the Board of Directors
- Review of the report of the Chairman of the Supervisory Board on the preparation and organization of the Supervisory Board and internal control
- Amendment of the Internal Regulations for the Supervisory Board and the Audit Committee

The Board meeting held on June 23rd, 2005 discussed the following main points:

- Reappointment of the Vice-Chairman of the Board
- Update on corporate governance, renewal of appointments and new appointments of members of the Audit Committee and the Remunerations and Appointments Committee
- Distribution of directors' fees
- Review of the Board of Directors' report on Company and

Group business activities during the first quarter of 2005
- Various authorizations to be given to the Board of Directors
- Review of regulated agreements.

The Board meeting held on September 26th, 2005 discussed the following main points:
- Review of the parent and consolidated financial statements as at June 30th 2005
- Review of updated forecasts for the Company and the Group for financial year 2005
- Review of the Board of Directors' report on Company and Group business activities during the second quarter of 2005
- Review of forecast management documents and the Board of Directors' explanatory report
- Authorizations to be given to the Board of Directors
- Review of a regulated agreement.

The Board meeting held on December 14th, 2005 discussed the following main points:
- Review of the parent and consolidated results as at September 30th, 2005 and updating of forecasts for 2005; report by the Audit Committee
- Review of forecasts for 2006 presented by the Board of Directors
- Review of the Board of Directors' report on the Company and Group business activities during the third quarter of 2005
- Report by the Remunerations and Appointments Committee and review of remuneration received by members of the Board of Directors and by the Chairman and Vice-Chairman of the Supervisory Board
- Authorization to be given to the Board of Directors
- Review of regulated agreements

1.1.3 Organization of meetings

The Supervisory Board usually meets at the headquarters and meetings last between three and four hours.
Minutes are drawn up after each meeting of the Supervisory Board and are distributed to all the members of the Board, the Auditors and the members of the Board of Directors.

1.2. Calling meetings, informing Board members, decisions taken

1.2.1 Notifying members of the Board and Auditors of meetings

Members of the Supervisory Board, the Auditors and the members of the Board of Directors receive the dates of all the year's Supervisory Board meetings several months in advance. In addition, members of the Board receive a notice of each meeting by ordinary post.
As required by article L.225-238 of the Commercial Code, the Auditors are given notice of the Supervisory Board meetings called to review and approve interim financial statements and annual financial statements, by registered letter with acknowledgement of receipt. In practice, the Auditors are invited to attend all the Board meetings, by registered letter.
The average attendance rate of members of the Supervisory Board was almost 85% for the four meetings held in 2005. The Auditors attended all the meetings.

1.2.2 Informing Board members

All documents, technical files and information needed for Supervisory Board members to carry out their duties are communicated prior to each meeting, with the exception of confidential information, which is disclosed at the meeting.

1.2.3 Decisions taken

The Supervisory Board approved and/or adopted all the documents, drafts and plans presented by the Board of Directors over the past year. In addition, the Supervisory Board took the following key decisions:
Board meeting of March 18th, 2005:
- The following matters were added to the agenda of the Combined Ordinary and Extraordinary General Meeting of June 23rd 2005: (i) reappointment of three members - Messrs. Jacques BERREBI, Daniel BERGSTEIN and Philippe SANTINI; (ii) the appointment of two new members of the Board - Mr. Bernard CANETTI and Mr. Eric DELORME; and (iii) reappointment of the Auditors KPMG and BDO Sofintex for six financial years, and the appointment of two new substitute auditors
- Bonus allocated to the management
- Authorization given to the Board of Directors relating to a cancellation of debt with a Belgian subsidiary undergoing restructuring
- Amendment of the internal regulations for the Supervisory Board and the Audit Committee, in compliance with the Financial Security Act (Loi de Sécurité Financière)

Board meeting of June 23rd, 2005:
- Reappointment of Jacques BERREBI as Vice-Chairman of the Supervisory Board
- Reappointment of two members of the Audit Committee and appointment of a new independent member to the Committee
- Reappointment of two members of the Remunerations and Appointments Committee and appointment of a new independent member to the Committee
- Authorization to assign a lease for new premises in Guyancourt to a subsidiary which will be the sole occupant of the premises, and authorization to provide the owner with a security deposit of up to six months' rent, excluding charges

Board meeting of September 26th, 2005:
- The Board did not take any specific decisions, but reviewed and approved the documents and progress reports presented by the Board of Directors

Board meeting of December 14th, 2005
- Directors' remuneration in 2005 and 2006,
- Authorization to sell a building in Puteaux,
- During its review of regulated agreements, the Board authorized the amendment of an existing agreement, and also asked two of its members to present an additional report at the next meeting so that it could take a decision on a new agreement submitted for approval.

1.3. Specialized committees

At the date of this report, the members of the Board's two specialized committees are:

1.3. 1 Remunerations and Appointments Committee

Jacques BERREBI	Chairman
Philippe DOMINATI	Member
Martine DASSAULT	Independent member
Daniel BERGSTEIN	Independent member

1.3. 2 Audit Committee

Philippe SANTINI	Chairman, independent member
Philippe DOMINATI	Member
Jacques BERREBI	Member
Eric DELORME	Independent member

The second part of this report contains details of the role and operation of these committees and the advice they have given.

2. Internal Control Procedures put in Place by the Company

2.1. The Company's objectives in terms of internal control procedures and risks

2.1.1 Objectives

Internal control procedures within the Group are designed to provide a reasonable assurance that the following objectives are achieved:
- Control of risks
- Compliance with management policies
- Protection of assets
- Prevention and detection of fraud and errors
- Accuracy and comprehensiveness of accounting records
- Production of reliable accounting and financial data in due time.

However, as with any internal control system, this system cannot provide an absolute guarantee that all risks have been completely eliminated, particularly those described below.

2.1.2 Risks

The Company's management has analyzed and identified the main risks associated with the Group's business activity and environment. The resulting chart shows the risks the Group has to handle in the course of its business activities. It is based on a study of the market in which the Group operates. The results have been distributed to all Group managers.

The risks identified are covered by specific procedures, which are in turn the subject of management controls. There are two main risks associated with the Company's business activity and legal environment - these are the risks associated with regulations and with competition.

Regulatory risks

In each of the countries where they operate, the Group's subsidiaries are subject to local regulations that apply to their business activities. They must therefore conform to local standards and comply with required legislation in each country.

In the USA, legislation was adopted in 2003 allowing private individuals to opt out of receiving unsolicited telemarketing calls. Action plans were immediately put in place to limit the impact of this legislation, by developing our inbound calling activities. These plans have resulted in a considerable reduction of this risk for the Group over the past two years on this territory, where inbound calling activities now represent 72% of our activities, as compared to 38% in 2003.

Similar legislation to that adopted in the USA may be adopted in other countries around the world. That is why the Group is following its evolution with great attention and is actively expanding its inbound calling activities across the whole of its network. These have increased by 36% since 2003, and now represent 64% of all the Group's activities.

Competitive risks

Faced with strong competition and the resulting pressure on pricing, the Group is pursuing its policy of setting up delocalized call centers for its three main business languages (English, Spanish and French) together with the introduction of automated solutions, through new contracts or when existing contracts are renewed.

2.2. Bodies performing control activities

2.2.1 Board of Directors and Supervisory Board

A dual system

SR.Teleperformance is a French corporation (société anonyme) with a Board of Directors and a Supervisory Board. This dual system fosters a clear separation of tasks between the functions of running and managing the Company, assumed by the Board of Directors, and the control function exercised by the Supervisory Board.

These two bodies monitor the Group's performance attentively on a regular basis, taking into consideration all types of risks pertaining to our activity, whether commercial, operational, legal or social.

Operating rules

The operating rules for the Board of Directors and the Supervisory Board, together with the rights and duties of their members, are set out in the memorandum and articles of incorporation.

Internal Regulations relating to the Supervisory Board complement the rules contained in the memorandum and articles of incorporation. As required by the Regulations, one of the matters listed on the agenda of the Board meeting held on the date of this report must be a review of the operation of the Board and its specialized committees. For that purpose, the members of the Board have already received a questionnaire to record their thoughts and/or observations prior to the discussion, in particular as regards the membership of the Board, the performance of its work and its duties, the type and format of meetings, the accuracy and relevance of information received, relations between the Board and the Board of Directors, and the organization and operation of its committees.

Members of the Board are currently appointed for a six-year term of office. The Afep-Medef report, which expresses a wish that shareholders appoint or re-appoint directors (or members of a supervisory board) at a suitable frequency, recommends that terms of office be limited to four years.

This matter will be considered by the Board at the meeting held on the date of this report, in the presence of the members of the Board of Directors, as part of the amendments to the memorandum and articles of incorporation that will be proposed at the next General Meeting.

The concept of *independent* members for the Supervisory Board is defined in the Internal Regulations in accordance with the principles of corporate governance, as defined in the Afep-Medef report.

In the event of a business relationship between a member of the Supervisory Board and the Group, its significance is appraised by the Supervisory Board after advice from the Remunerations and Appointments Committee.

The Supervisory Board also takes the regular attendance of members at Board and committee meetings into account for the distribution of directors' fees.

In the context of its continual supervision of management and in compliance with its Internal Regulations, the Supervisory Board:
- Issues advice, as it thinks fit, on the expediency of strategic choices submitted to it (strategic options, annual budget and any significant transaction envisioned by the Board of Directors not provided for in the budget or falling outside of stated strategy)
- Issues advice after the event on the expediency of management decisions brought to its attention, in particular, through the quarterly report submitted to it by the Board of Directors
- Checks the observance of equality between shareholders,
- Presents its observations on the report by the Board of Directors and the financial statements at the annual General Meeting
- And approves the draft report by the Chairman on the operation of the Board and internal control.

Formal limitation of the powers of the Board of Directors

The Board of Directors is authorized to dispose of property, to sell off all or some of the Company's interests, and to set up sureties in view of guaranteeing commitments made by the Company itself only within the limit of 1.5 million euros per commitment. When one of these commitments exceeds this threshold, it may only be agreed by the Board of Directors subject to prior authorization from the Supervisory Board, in compliance with Article 28.2 of the memorandum and articles of incorporation.

Sureties, endorsements and guarantees given by the Company in connection with the commitments of a third party, such as a company in the Group, may only be granted by the Board of Directors within the overall annual limit of twenty million euros set by the Supervisory Board, or on special authorization from the Board.

In addition, the Extraordinary General Meeting held on June 26th, 2003 amended Article 3 of the memorandum and articles of incorporation so as to expressly give to the Supervisory Board the option, on its decision alone, of revoking members of the Board of Directors.

2.2.2 The Audit Committee and the Remunerations and Appointments Committee

The Supervisory Board is assisted by two permanent specialized committees that report to it:

- The Audit Committee
- The Remunerations and Appointments Committee

The Audit Committee

The Audit Committee's duties are defined in its Internal Regulations, which were adopted by the Supervisory Board on June 26th, 2003 and amended on March 18th, 2005.

The Audit Committee's role is to prepare and facilitate the Supervisory Board's control work. Accordingly, it reports to the Supervisory Board on its work related to:

- The consolidated and parent financial statements
- The review of the internal control system within the Group

The Audit Committee met five times in 2005, and the attendance rate for Audit Committee meetings was 94%. These meetings are the subject of detailed Activity Reports which are presented at Supervisory Board Meetings. The Audit Committee examined all matters requiring special attention, which are described below. The Committee was able to report to the Supervisory Board that it had no objections thereto.

The matters examined by the Committee were:

- Review of the report by the Chairman of the Board on internal control
- Definition of the internal audit schedule for 2005 and detailed examination of the audit programs
- Report on internal audit assignments in 2005 and examination of report findings
- Auditors' presentation of their work
- Review of 2004, year-end closing of accounts, including the Group's financing structure
- Presentation of IFRS-compliant 2004 financial statements
- Analysis of impact of changeover
- IFRS: update on IAS 32 and 39
- Review of the Group's IFRS-compliant consolidated financial statements for the first half of 2005
- Analysis of Auditors' duties

The Auditors attended all of the meetings. They presented their observations concerning the financial statements to the Committee, and also indicated key items in the results and described the accounting estimates made. They also took part in discussions on all matters relating to the Group's internal control procedures.

Internal Audit Department

The Internal Audit Department was set up in 2003. It operates under the authority of a member of the Board of Directors and reports functionally to the Audit Committee. The Internal Audit Department's assignments are defined in an annual schedule approved by Group Management and reviewed by the Audit Committee.

The operating rules for the Internal Audit Department are defined in its Audit Charter, which refers to IFACI professional standards. The Charter and the Group's Internal Audit Policy lay down the principles of internal audit and describe the operation of the main bodies involved in the monitoring of internal control procedures within the Group.

Both documents are available on the Group's intranet site. Group managers also have access to descriptions of means and resources, methodology and the process for communicating the findings of internal audits.

As part of its duties, the Internal Audit Department defines action plans, together with local management teams and under the supervision of Group Management, which are designed to continuously improve the internal control procedures. In 2005, sixteen audits were carried out by the Paris and Miami audit teams in the Group's main subsidiaries.

These audits focused essentially on the local internal control procedures. The Internal Audit Department also helps to develop the internal control reference documents for use by the Group as a whole.

The Remunerations and Appointments Committee

The Remunerations and Appointments Committee issues advice on:

- The calculation of remuneration and benefits in kind received by members of the Board of Directors and Group subsidiaries' senior managers
- Candidates for positions as members of the Board of Directors and Supervisory Board
- The general policy for allocating stock options for new or existing shares

The operation of the Remunerations and Appointments Committee is defined in its Internal Regulations, which were adopted by the Supervisory Board at its meeting on June 26th, 2003.

The Remunerations and Appointments Committee met three times in 2005, and the attendance rate was 90%.

The following matters were discussed:

- General review of the remuneration received by senior managers in all subsidiaries, including variable remuneration. The variable fraction is approved by the individual subsidiaries' boards, and is calculated on the basis of targets relating to the performance of the Company or the Group
- Remuneration received by the members of the Board of Directors and the Supervisory Board. This was compared to amounts received by executives in similar companies
- Opinion on two candidates for seats on the Supervisory Board, put to the vote at the Ordinary and Extraordinary General Meeting of June 23rd, 2005.

Group executive management

In order to deploy the Group's strategies as quickly and as efficiently as possible, a regional management organization was set up in 2003.

For Europe, four regional divisions have been created:

- Northern Europe
- France
- Central Europe
- Southern Europe.

For the Americas and the rest of the world, a management company (TGI) has been set up in Miami. Its role was reinforced in 2005 by the creation of a division specifically in charge of South America and Mexico.

2.3 Key internal control procedures

2.3.1 General organization

2.3.1.1 Description

The Group's expansion over recent years has, for the most part, been due to external growth.

In this context, at the same time as setting up a control at Group level via centralized procedures, the Group has also opted for maintaining the use of decentralized procedures in the individual subsidiaries.

2.3.1.2 Centralized procedures

The internal control procedures centralized at Group level cover areas common to all Group companies, and may be financial or legal.

Financial procedures

Group Financial Management has introduced procedures covering exchange risks and interest rate risks. This year, these procedures have been reviewed with the assistance of a specialist firm. The aims of the procedures are threefold: to control exchange and interest rate risks in the Group, to preserve business margins, and to control financial costs.

This exchange and interest rate risk management policy is part of Group management policy, which defines the currencies and rates that need hedging, the appropriate strategies and the prudential rules to be followed.

Legal procedures

Over several years the Group Legal Affairs Department has developed a system for monitoring the trademarks used and registered by Group companies, which includes in particular a global watch of the Teleperformance name and trademark and its logo.

A procedure is implemented under the supervision of the French and International legal Departments and Group management that defines the powers of each subsidiary's managers to legally commit the subsidiary in relations with third parties.

To reduce the legal risks inherent in contracts, the Group has also defined principles for drafting specific clauses that may present risks related to the business activities, and also for drafting bids in response to calls for bids. Any departure from these rules requires specific approval.

2.3.1.3 Decentralized procedures

Local internal control procedures are decentralized at the level of each individual subsidiary, where management is responsible for their implementation with a view to preventing risks and complying with local legislation.

Work is done to identify and monitor the main risks based on management charts used by the whole Group. This is then validated at Board Meetings in each subsidiary, where the necessary steps are integrated into an annual action plan. Legal and operational control procedures make it possible to ensure that the subsidiaries are performing correctly in their market and taking corporate legislation into account, as well as human and social factors.

2.3.2 Control procedures relating to the processing of financial information

2.3.2.1 A unified consolidation and management system

Monthly reports, budget and consolidation packages are prepared using the same computerized consolidation system.

This computerized consolidation system is well known on the market and used by other listed companies, and was designed for the changeover to IFRS. It was first tested during accounts closing in 2003, and has been used for the regulatory part of the 2004 financial statements. Since 2004, budgets and monthly reports have been managed in this way alongside the previous system.

Controls

The objectives of the new consolidation and management system in terms of controls are:

- Automatic consistency checks on financial data submitted by subsidiaries
- Faster processing of collected information
- Higher level of standardization via formatted feedback and return forms
- Management of IFRS. Accounting definitions and principles are accessible by all users.

These tools are designed to improve the reliability of information submitted and to speed up processing.

Training and standardization

Training sessions have been held for financial managers of the Group's subsidiaries, to ensure the system is used correctly and to improve awareness of Group rules.

2.3.2.2 Reporting procedure

Presentation

Every month the subsidiaries prepare a detailed financial reporting package using the model developed by the Group, which enables a precise analysis of the formation of financial flows and results, in comparison to budgets.

Accordingly, the reporting procedure is designed to provide Management with a detailed analysis of changes in results and of key indicators, and to allow it to assess the efficiency of existing structures.

Reporting processes

The reporting processes can be summarized as follows:
- Establishment and approval of a detailed annual budget
- Monthly reporting on performance, cash flow and investments
- Detailed analysis of variations at least every three months at Management Committee Meetings
-Regular budget reviews at Management Committee Meetings.

Control of reporting phases

Results and forecasts are reviewed once a month to ensure objectives have been achieved. The monthly budget is a control tool, used to verify and analyze the actual monthly results. Regular monitoring of results means any necessary corrective action can be taken quickly.

2.3.2. 3 Procedures for feedback and consolidation of information

Presentation

The published consolidated financial statements are prepared by Financial Management on the basis of the subsidiaries' audited financial statements.

The subsidiaries prepare their financial statements in compliance with the Group accounting rules and in accordance with a timetable defined by Financial Management.

The main options and accounting estimates used by the Group are discussed with the Auditors prior to accounts closing.

Group controls

Information submitted by the subsidiaries is verified by the consolidation team at headquarters, which carries out consistency checks and validates the accounting entries that present the highest risks prior to consolidation of the financial statements.

The financial statements are consolidated at Group level, without any intermediate consolidation stage. The Group's Financial Management therefore has sole authority to enter consolidation accounting entries.

Moreover, the subsidiaries' managers give Group Management a formal undertaking that the financial statements present a true and fair view, that no fraud has been detected, and that all laws and regulations have been complied with.

External controls

The parent company's Auditors review the consolidated financial statements. The statements submitted by the subsidiaries are systematically reviewed by local auditors.

Within the scope of their assignment, the auditors also draw up letters of recommendation on procedures and financial statements that are monitored at subsidiary Board meetings, attended by members of the Group's General Management.

Furthermore, letters of representation are also signed by the directors and officers of Group companies and sent to the Auditors, certifying compliance with the Group's accounting rules and absence of any significant weakness in the subsidiary's internal control system.

2.3.3 Procedures relating to management and business

2.3.3.1 Standards at the core of internal control

Better control of activities

Whether applicable more specifically to management (ISO 9001) or to the telemarketing business (COPC - Customer Operations Performance Centers), such internationally recognized standards lead to a better understanding of the business and, in this respect, form an integral part of internal control.

Greater consistency

Application of these standards helps to establish greater consistency within our Company's global network. It also makes it possible to offer superior quality control

2.3.3.2 ISO 9001

A management standard

The ISO 9000 series of standards implemented in 23 of our subsidiaries, representing 71% of the Group's revenues, are management system standards, i.e. they relate to what a company does in order to manage its processes or activities.

Such standards rely on eight principles, among which three are directly linked to the concept of internal control, as follows:

- Leadership
- Staff involvement
- And the process approach

Better internal control

The «Leadership» principle assumes that the Company's leaders create and maintain an internal environment in which people can play a full part in achieving the Company's objectives. The result of this principle is that shared values and behavior patterns based on fairness and ethics are created and maintained at all levels of the Company.

The «process approach» of the ISO standard assumes that clear responsibilities are established for the management of key activities. In the same way, the risks, consequences and impacts of activities on customers, suppliers and other interested parties can be assessed.

2.3.3.3 COPC

A business standard

On January 20th, 2004, our Company announced its partnership with the Customer Operations Performance Center Inc. (COPC), based in Amherst, New York, in view of obtaining COPC-2000® certification for its specialist inbound call contact centers in the Americas.

The COPC-2000® standard provides contact center management with the information required for improving operational efficiency. COPC certification also provides a global performance management model linking all areas of business.

Better service quality

In 2005 SR.Teleperformance decided to continue with certification of its specialist inbound call contact centers in the Americas via COPC-2000 multi-site certification.

This multi-site certification process means the Group can develop its own team of internal COPC auditors and thus improve its efficiency in all companies concerned by certification.

2.4 Outlook

The Group intends to further improve its internal control systems in 2006, by the implementation of business and Group standards.

As a result, we will be able to standardize our internal control system within the Group and show our clients that we can satisfy their expectations, thus optimizing the growth of our Group.

Paris, March 16th, 2006

Chairman of the Supervisory Board

Statutory Auditors' Report (article L.225-235 of the French Commercial Code)

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers.
This report, should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as statutory auditors of SR.Teleperformance, and in accordance with the last paragraph of Article L.225-235 of the French Commercial Code, we report to you on the report prepared by the Chairman of your Company in accordance with article L.225-68 of the French Commercial Code for the year ending December 31st, 2005.

In particular, it is for the Chairman to give an account, in his report, of the conditions in which the duties of the Supervisory Board are prepared and organized and of the internal control procedures in place within the Company.

It is our responsibility to report to you our observations on the information contained in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the accuracy of the information contained in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- Obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report
- Obtaining an understanding of the work performed to support the information given in the report

On the basis of these procedures, we have no observations on the information on the internal control procedures relating to the preparation and processing of financial and accounting information contained in the Chairman of the Supervisory Board's report, prepared in accordance with Article L.225-68 of the French Commercial Code.

Mérignac and Maisons-Alfort, April 27th, 2006

The Statutory Auditors

KPMG Audit	BDO MG SOFINTEX
Department of KPMG S.A.	Member of BDO
Eric Junières	Jean Guez
Partner	Partner

3.4 e Workforce, Employee Share Ownership, Stock Options

1. Workforce

The following personnel information only concerns the Contact Center division:

Breakdown of workforce as at December 31st, per category

	2005			2004		
	Managers	*Employees*	*Total*	*Managers*	*Employees*	*Total*
Permanent contract	3,305	55,421	58,726	2,799	46,509	49,308
Fixed term contract	115	12,153	12,268	89	9,917	10,006
Sub-total	3,420	67,574	70,994	2,888	56,426	59,314
Temporary	74	6,311	6,385	71	6,548	6,619
TOTAL	3,494	73,885	77,379	2,959	62,974	65,933

Employee share ownership
Employee share ownership agreements: None

Shares owned by members of the management and supervisory bodies
At March 16th 2006, on the basis of statements from interested parties and the register of registered shares, the members of the management and supervisory bodies hold a total of 3,684,052 shares, i.e., 10.4% of the capital and 13.9% of the voting rights.

2. Stock Options

2.1 SR.Teleperformance stock options

At March 18th 2006, a total of 1,534,750 options for new shares have been issued, under the three stock option plans described below:

a- SR.Teleperformance stock option plan decided by the Board of Directors on June 25th 2001, following authorization by the Extraordinary General Meeting held on the same day.
On June 25th 2001 the Board of Directors decided, following authorization by the Extraordinary General Meeting held on the same day, to cancel the stock option plan set up on July 13th 2000 for 595,750 new shares at a unit price of 41.20 euros, and to set up a new plan for the same number of new SR.Teleperformance shares at a unit price of 29.37 euros, allocated to the 435 Group managers and employees who individually waived their options under the July 13th 2000 plan, in the same proportions. The options only became exercisable from June 26th, 2005.

b- SR.Teleperformance stock option plan decided by the Board of Directors on June 25th 2001, following authorization by the Extraordinary General Meeting held on the same day.
On June 25th 2001 the Board of Directors decided, following authorization by the Extraordinary General Meeting held on the same day, to set up a stock option plan for 239,000 new SR.Teleperformance shares with a nominal value of 2.50 euros each and a unit price of 29.37 euros, allocated to 52 Group managers and employees. The options only became exercisable from June 26th, 2005.

c- SR.Teleperformance stock option plan decided by the Board of Directors on June 24th 2004, following authorization by the Extraordinary General Meeting held on the same day.
On June 24th 2004 the Board of Directors decided, following authorization by the Extraordinary General Meeting held on the same day, to set up a stock option plan for 700,000 new SR.Teleperformance shares with a nominal value of 2.50 euros each and a unit price of 18.46 euros, awarded to 86 Group managers and employees. The options will only become exercisable from June 25th, 2008.

No stock option plan was set up and no options were granted over the past financial year, nor were any options exercised.

Options for new or existing shares granted to corporate officers, and options exercised by corporate officers	*Number of options allocated/ shares subscribed or purchased*
Options granted to corporate officers over the year	*None*
Options exercised by corporate officers over the year	*None*

Options for new or existing shares granted to the ten employees excluding corporate officers who have received the most options, and options exercised by such employees	*Number of options allocated / subscribed*
Options granted during the year by the issuer or any company in the group of companies eligible for stock option allocation to the ten employees of the issuer or any other company in the group who have received the most options	*None*
Options issued by the issuer and the aforementioned companies that have been exercised during the year by the ten employees of the issuer or any other company in the group who have received the most options	*None*

2.2 Stock option plans set up by companies in which SR.Teleperformance has a majority interest

On June 29th, 2000 the Board of Directors of Rochefortaise Marketing Services (SR.MS) decided, following authorization by the Extraordinary General Meeting held on the same day, to allocate SR.MS stock options to two of its managers for a total of 25,649 shares with a nominal value of 16 euros. The unit price for new SR.MS shares was set at 29.30 euros.
The options had to be exercised between June 30th, 2004 and June 29th, 2005.
17,100 options were exercised in 2005.
The remainder of the options had not been exercised by June 30th 2005, and the plan was closed.

3.5 a Breakdown of the Share Capital and Voting Rights

1. Change in the Breakdown of the Share Capital and Voting Rights

The table below specifies the breakdown of the share capital and voting rights over the last three years:

Shareholders	At 03/22/2004			At 03/18/2005			At 03/16/ 2006		
	Number of shares	*% of capital*	*% of voting rights*	*Number of shares*	*% of capital*	*% of voting rights*	*Number of shares*	*% of capital*	*% of voting rights*
Mr. Jacques BERREBI	2,485,585	7.04	5.71	2,599,585	7.36	5.98	966,693	2.74	2.50
Mr. Olivier DOUCE	2,757,745	7.81	10.41	2,469,550	6.99	9.64	2,111,980	5.98	9.0
Mr. Daniel JULIEN	1,518,436	4.30	6.78	1,518,436	4.30	6.79	574,221	1.63	2.27
BNP Paribas Group	3,428,256	9.71	15.33	3,571,823	10.11	15.68	-	-	-
Marcel DASSAULT Industrial Group*	2,829,672	8.01	10.12	2,829,672	8.01	10.14	2,294,308	6.50	10.0
Ms. Sylvie DOUCE	975,206	2.76	2.24	751,306	2.13	1.73	670,236	1.90	1.73
Other registered shareholders with double voting rights	150,862	0.43	0.35	170,541	0.48	0.79	154,488	0.44	0.80
Other registered shareholders with ordinary voting rights	178,640	0.51	0.82	90,726	0.26	0.21	65,289	0.18	0.17
Other holders * *	20,988,014	59.44	48.24	21,310,777	60.36	49.04	28,475,201	80.63	73.53
TOTAL	35,312,416	100	100	35,312,416	100	100	35,312,416	100	100

* A financial and property holding company based at 9, rond point des Champs Elysées, Paris
** The Company was informed on January 11, 2006 that ODDO Asset Management, a wholly-owned subsidiary of ODDO & Cie, crossed over the 5% threshold.
On January 11, 2006, ODDO Asset Management held 5.20% of the share capital, i.e. 1,836,060 shares representing 4. 22% of the voting rights.
On March 16, 2006, all members of the Board of Directors and Supervisory Board held 10.4 % of the share capital and 13.9% of the voting rights.
The Company has 1,500 treasury shares
To the Company's knowledge, the personnel of the group that are not corporate officers of SR.Teleperformance hold at today's date 46,238 registered shares corresponding in particular to options exercised under option plans.
No shareholders' agreement has been reported to the Stock Market Authorities.

2. Major Changes over the last Three Years in the Allocation of the Share Capital

- On January 5, 2006, Mr. Jacques Berrebi and Mr. Daniel Julien sold a block of 2,000,000 shares representing 5.7% of the share capital of SR.Teleperformance by means of a private placement.
- The BNP Paribas group gradually sold its interest in SR.Teleperformance between January 5 and March 1, 2006. On said date, it held only 0.12% of the share capital and 0.11% of the voting rights of SR.Teleperformance.

3. Crossing Thresholds

The Company was informed that following thresholds were crossed:

- Oddo Asset Management: on January 11, 2006, the threshold of 5% of the share capital was crossed over following the purchase of 195,000 shares under a placement operation carried out on January 5, 2006

Oddo Asset Management reported on this occasion that it held 1,836,060 shares on the date of the operation representing 5.2% of the share capital and 4.22% of the voting rights

- Mr. Jacques Berrebi: on January 10, 2006, the threshold of 5% of the share capital and voting rights was crossed under following the sale of 1,200,000 shares under a placement operation carried out on January 5, 2006

Jacques Berrebi reported on this occasion that he held 966,693 shares on the date of the operation representing 2.74% of the share capital and 2.22% of the voting rights.

- Mr. Daniel Julien: on January 10, 2006, the threshold of 5% of the voting rights was crossed under following the sale of 800,000 shares under a placement operation carried out on January 5, 2006

Daniel Julien reported on this occasion that he held 574,221 shares on the date of the operation representing 1.63% of the share capital and 2.02% of the voting rights

- BNP Paribas Group : on January 13, 2006, the threshold of 15% of the voting rights was crossed under following the sale of shares on January 5, 2006

BNP Paribas Group reported on this occasion that it held 3,271,371 shares as a whole on the date of the operation representing 9.26% of the share capital and 14.82% of the voting rights

- BNP Paribas Group: on January 31, 2006, the threshold of 10% of the voting rights, via its subsidiary Société Centrale d'Investissement, was crossed under following a sale of shares on January 24, 2006

BNP Paribas Group reported on this occasion that it held 2,808,761 shares as a whole on the date of the operation representing 7.95% of the share capital and 12.71% of the voting rights

- BNP Paribas Group: on February 9, 2006, the threshold of 5% of the share capital, via its subsidiary Société Centrale d'Investissement, was crossed under following a sale of shares on February 3, 2006

BNP Paribas Group reported on this occasion that it held 2,413,087 shares as a whole on the date of the operation representing 6.83% of the share capital and 10.88% of the voting rights

- BNP Paribas Group: on February 15, 2006, the threshold of 10% of the voting rights, via its subsidiary Société Centrale d'Investissement, was crossed under following a sale of shares on February 9, 2006

BNP Paribas Group reported on this occasion that it held 1,989,204 shares as a whole on the date of the operation representing 5.63% of the share capital and 8.93% of the voting rights

- BNP Paribas Group: on February 23, 2006, the threshold of 5% of the share capital and voting rights, via its subsidiary Société Centrale d'Investissement, was crossed under following a sale of shares on February 17, 2006

BNP Paribas Group reported on this occasion that it held 1,712,718 shares as a whole on the date of the operation representing 4.68% of the share capital and 7.68% of the voting rights

- BNP Paribas Group on March 8, 2006, the threshold of 5% of the voting rights was crossed under following a sale of shares on March 1, 2006

BNP Paribas Group reported on this occasion that it held 43,826 shares as a whole on the date of the operation representing 0.12% of the share capital and 0.11% of the voting rights


3.5 b
Share Buy-Back Program

1. Buy-Back Program in Progress

The General Meeting of June 25, 2005, having reviewed the report by the Board of Directors and information in the prospectus approved by the Stock Market Authority (AMF certificate No.05-478 of May 30, 2005), authorized the Board of Directors to buy back the Company's shares on the stock market within the limit of 10% of the Company's share capital on the date of the Meeting.

Said shares may be bought to:

- Ensure the activation of the market by an investment service company acting totally independently under a liquidity contract in compliance with a code of conduct recognized by the Stock Market Authority

- Keep said shares in order to submit them at a later date in payment or exchange in the scope of external growth operations initiated by the Company

- Allocate shares to the authorized employees and corporate officers of the Company or SR.Teleperformance Group by the allocation of free shares under the provisions of Articles L.225-197-1 et seq. of the Commercial Code or for their profit sharing in the company or under a shareholding plan or a company savings scheme.

- Submit said shares upon the exercise of rights attached to marketable securities that grant entitlement to the Company's shares by conversion, exercise of options, redemption or exchange under stock market regulations

- To cancel the shares, in order, in particular, to increase the profitability of shareholders' equity and the results per share and/or to neutralize the dilutive impact for the shareholders of capital increases;

The maximum purchase price per share is set at 30 euros, excluding expenses. However, the number of shares that may be bought cannot exceed 10% of the share capital. Note that:

- The Board of Directors may adjust the purchase price in the event of a change in the par value of the share, capital increase by the capitalization of reserves and allocation of free shares, division or consolidation of shares, capital redemption or reduction, distribution of reserves or other assets and any other operations relating to the shareholders' equity to take account of the impact of said operations on the value of the share

- The maximum amount of funds for this share purchase program cannot exceed 105,937,230 euros

- Said shares may be bought by all means and in particular in whole or in part by trading on the market or by purchase of blocks of securities and where applicable by over the counter trading, by takeover bid or by public offer of exchange or by use of optional mechanisms or derivative instruments to the exclusion of the sale of put options and at the times that the Board of Directors shall assess, including in a public offer period within the limit of stock market regulations. Shares bought under this authorization may be kept, sold or transferred by all means including by the sale of blocks of securities and at any time including in a public offer period.

This authorization was granted for a period of eighteen months as from this meeting i.e. until December 22, 2006.

2. Program Assessment

The Company did not trade on the security under this authorization during 2005.

Summary Report Chart

Report by the issuer on operations carried out from July 1, 2005 to March 31, 2006

	Aggregate gross flows		Open positions on the date of filing the prospectus	
	Purchases	*Sales*	*Open call positions*	*Open put positions*
Number of securities	None	None	None	None
Average maximum maturity			None	None
Average price of the trade (€)	None	None		
Average exercise price	None	None	None	None
Amount (€)	None	None		

Situation at March 16, 2006

Percentage of direct or indirect treasury shares	0.004%
Number of securities cancelled over the last 24 months	0
Number of securities in the portfolio	1,500
Book value of the portfolio	€23,985
Market value of the portfolio	€45,000

The 1,500 treasury shares are from the former buy-back program and the purpose thereof is to ensure the liquidity of the market.

3. Description of the new Buy-Back Program

Under article 241-1 et seq. of the general regulations of the Stock Market Authority (AMF)

3.1 Aims of the share buy-back program

The aims of said buy backs, in decreasing order of priority, will be to:

- Ensure the activation of the secondary market or the liquidity of the SR.Teleperformance share by an investment service company acting totally independently under a liquidity contract in compliance with a code of conduct recognized by the Stock Market Authority

- Keep said shares in order to submit them at a later date in payment or exchange in the scope of external growth operations initiated by the Company

- Allocate shares to the authorized employees and corporate officers of the Company or SR.Teleperformance Group by the allocation of free shares under the provisions of Articles L.225-197-1 et seq. of the Commercial Code or for their profit sharing in the company or under a shareholding plan or a company savings scheme.

-To submit said shares upon the exercise of rights attached to marketable securities that grant entitlement to the Company's shares by conversion, exercise of options, redemption or exchange under current regulations

- To cancel the shares, subject to the adoption of the thirty-first resolution by the Combined Ordinary and Extraordinary General Meeting of June 1, 2006, deciding as a Special Meeting

Legal framework

The implementation of said program, which falls within the legislative scope created by Act No.98-546 of July 2, July 1998 setting forth various economic and financial provisions and under the provisions of the European regulation No. 2273/2003 setting forth terms of application for the European directive No. 2003/6/CE of January 28, 2003, is subject to the approval of the General Meeting of shareholders of June 1, 2006 under the following resolutions.

Resolutions of the Ordinary Meeting:

TENTH RESOLUTION

Authorization to engage in transactions involving company shares

The Shareholders' Meeting, acting in accordance with quorum and majority requirements for an ordinary shareholders meeting, and having read the Board of Directors' report, and acting in accordance with Articles L. 225-209 et seq. of the Commercial Code, Articles 241-1 et seq. of the General Rules of the Financial Markets Authority and European Commission Regulation n°2273/2003 dated 22 December 2003:

1. Resolved that the Company may purchase its own shares by virtue of the present resolution, in compliance with existing laws, rules and regulations; for the purpose of:

- Cancelling repurchased shares, subject to the Meeting's adoption of the thirty-first resolution as stipulated thereunder or pursuant to a similar authorization

- Implementing or honoring employee stock option plans or other allotments of shares in favor of employees and corporate officers and directors, in particular:

  - By inviting employees of the Company or related companies, as specified under Articles L. 225-180 or L. 233-16 of the Commercial Code, to acquire shares, directly or through the intermediary of a corporate mutual fund [fonds commun de placement d'entreprise], in accordance with legal requirements, and in particular Articles L. 443-1 et seq. of the Labor Code

  - By granting stock options and free shares to employees or authorized corporate officers and directors of the Company or of related companies, in accordance with Articles L. 225-177 et seq. and L. 225-197-1 et seq. of the Commercial Code

-Implementing or honoring undertakings made in connection with the issuance of equity securities

- Retaining them with a view toward allotting them at a later date in payment or exchange, as part of an expansion strategy by means of financial acquisitions of other companies or products

- Authorizing an independent investment services provider to handle the Company shares under a liquidity contract, in accordance with a code of conduct recognized by the French Financial Markets Authority

- More generally, carry out any transaction permitted by law

2. Resolved that:

- The maximum purchase price per share is set at 40 euros, exclusive of charges

-The amount of the funds that the Company can devote to repurchasing its own shares may not exceed 141,249,640 euros

- The maximum number of shares that may be repurchased by the Company pursuant to the present resolution may not exceed the limit of 10 % of the total number of shares comprising the share capital on the date on which such purchases occur

- The number of shares that the Company may purchase at any given time during a treasury share buy-back program, with a view toward retaining them and allotting them at a later date in payment or exchange, under a merger, split-off or capital contribution transaction, may not exceed 5 % of the shares comprising the Company's share capital

- The maximum number of shares held by the Company at any given time may not exceed 10 % of the total number of shares comprising the share capital

- The acquisition, sale, exchange or transfer of such shares may be carried out at any time, including in the context of a public offering, in one or more installments, by any means, within such limits and on the terms and conditions stipulated by laws and rules in force. Such transactions may be carried out by sale on the open market, by sale of blocks of shares, or through the exercise of options or derivative instruments, as the case may be. The maximum portion of the share capital that may be transferred in the form of blocks of shares is the total of the treasury share buy-back program

3. Set at 18 months from the present Shareholders' Meeting, the effective period of such authorization, superseding the authorisation given under the seventeenth resolution of the Shareholders' Meeting of 23 June 2005, and cancelling the period remaining under the previous authorization, and replacing the former authorization as of the effective date set by the Board of Directors.

4. Granted all powers to the Board of Directors, with right of delegation, to carry out such transactions, all formalities and declarations, to make any necessary adjustments related to equity transactions involving the Company and, more generally, do all things necessary to implement the present authorization.

Resolutions of the Extraordinary Meeting

THIRTY-FIRST RESOLUTION

Authorization granted to the Board of Directors to cancel treasury shares held by the Company, up to a limit of 10% per 24-month period

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report and the Statutory Auditors' special report, and in compliance with legal requirements, and in particular Article L. 225-209 of the Commercial Code:

1. Authorized the Board of Directors, to cancel, in whole or in part, the Company shares acquired by it in connection with implementing the authorization set forth in the tenth resolution of the ordinary shareholders meeting, which it may do at its sole discretion, in one or more installments, up to a limit of 10 % of the total number of shares per 24-month period, by recording the difference between the purchase value of the cancelled shares and their par value in the share premiums and available reserves accounts, including the recording of such difference in the 10% legal reserve account.

2. Set the duration of the present authorization at 26 months commencing on the date of today's meeting, cancelling the time remaining under the previous authorization and replacing the authorization granted by the Shareholders Meeting held on the 23rd of June 2005, under the eighteenth resolution dealing with the same subject matter.

3. Granted all powers to the Board of Directors, with right of sub-delegation, for the purpose of acknowledging the consummation of the capital increase(s), making the corresponding modifications to the by-laws, and carrying out all required formalities.

3.2 Terms and conditions

3.2.1 Maximum share of the capital buyable and maximum amount payable by SR.Teleperformance

Pursuant to the provisions of article L.225-209 of the Commercial Code, the maximum share of the capital that SR.Teleperformance may buy is 10% of the share capital, i.e. 3,531,241 shares, at the date of the General Meeting. Provided that the limit of 10% shall be applied to a capital that shall be adjusted, where applicable, by operations on the capital after said General Meeting. The Company undertakes, pursuant to the law, not to exceed the limit of 10% of all of its own direct or indirect treasury stock or more than 10% of a given class. Considering the number of securities already held, i.e., 1,500 shares representing 0.004 % of the capital, the maximum amount authorized in theory would be euros 141,189,640 representing 3,529,741 shares or 9.996% of the share capital, within the limit of the amount of available reserves other than the legal reserve. The maximum purchase price per share excluding expenses would be 40 euros. As of today's date, the Company holds 1,500 of its own shares representing 0.004% of the share capital and declares that it complies with the provisions of article L.225-210 of the Commercial Code. The Company also undertakes to maintain a sufficient float that respects the thresholds as defined by Euronext Paris S.A.

The Company shall not hold directly or indirectly more than 10% of its share capital pursuant to the provisions of article L.225-210 of the Commercial Code.

3.2.2 Terms and conditions of buy-backs

The shares may be bought by trading on the market or otherwise, in particular, by buying blocks of securities that may cover all securities held under the program (apart from buy-backs made to ensure the liquidity of the market), including by using derivative financial instruments, at any time, including in the public offer period within the limits that stock market regulations may allow and for all or part of the shares that may be bought back, always in compliance with current regulations. Note that no sale of put options shall be used under the buy-back program and no derivative product shall be used for the purpose of ensuring liquidity of the market under a liquidity contract. In any event, the Company undertakes not to increase the volatility of its share price on by using derivative products.

3.2.3 Term and timetable of the buy-back program

Under the resolution that shall be submitted to the Company's Combined Ordinary and Extraordinary General Meeting, the authorization to buy back the Company's shares shall be granted to the Board of Directors for a term of eighteen months as from the date of said Meeting.

Subject to the adoption of the 31st, resolution of the Combined Ordinary and Extraordinary General Meeting of June 1, 2006 deciding extraordinarily pursuant to the provisions of article L.225-209 of the Commercial Code, the Company undertakes not to cancel the shares bought back in excess of the limit of 10% of the capital by 24-month period.


3.5 c
Agreements in the Normal Course of Business and Operations with Affiliated Parties

The list of agreements in the normal course of business provided for under articles L.225-87 and L.225-115 of the Commercial Code made available to shareholders at the headquarters does not show any agreement that is liable to have a significant impact on the Company's financial situation.

In particular, there is no agreement between the Company and a shareholder holding a fraction in excess of 10% of the Company's voting rights.

The special report by the statutory auditors on regulated agreements for the 2005 financial year is set forth in page 73 and following.

Operations with affiliated parties are set forth in item 9 of the notes to the consolidated financial statements.


3.5 d
Stock Market Listing

1. Place of listing

Euronext Paris stock market compartment C, deferred payment service (ISIN code: FR0000051807)

Since October 21, 2000, the security has been listed on Euronext 150.

Since December 21, 2000, the security has been one of the components of the SBF 120 index.

Since December 18, 2001, the security has been part of the Nextprime segment in the "Business Support Services" list.

Since December 20, 2002, the security has been part of Midcac.

2. Monthly share price movements (adjusted) over the last 18 months

	Highest (in €)	*Lowest (in €)*	*Closing price (in €)*	*Trades in number of securities*	*Trades in value (in €)*	*Number of trading sessions*
2004						
Oct	17.45	15.91	16.35	1,842,022	31,340,000	21
Nov	19.39	17.05	18.88	2,067,990	40,270,000	22
Dec	19.48	18.61	19.40	1,019,000	19,360,000	23
2005						
Jan	21.22	19.18	20.82	2,125,662	43,550,000	21
Feb	22.50	20.60	22.40	2,104,784	45,453,000	20
Mar	22.49	21.00	22.38	1,156,667	25,267,000	21
Apr	23.27	21.05	21.70	1,378,744	31,292,000	21
May	24.25	20.57	23.93	2,072,630	47,790,000	22
June	24.99	23.28	24.07	1,948,269	47,163,000	22
July	25.20	23.25	25.03	1,901,782	46,662,000	21
Aug	25.63	24.17	24.89	1,691,370	42,193,000	23
Sept	26.40	23.70	26.16	2,862,482	72,131,000	22
Oct	26.50	23.40	24.57	2,261,721	56,598,000	21
Nov	27.18	24.10	26.31	2,978,853	77,628,000	22
Dec	26.95	25.1	26.40	1,924,772	50,500,000	21
Total	27.18	19.18	26.40	24,407,736,	586,227,000	257
2006						
Jan	27.73	26.45	27.37	4,578,000	122,965,000	22
Feb	28.34	26.93	28.00	3,479,422	96,663,000	20
Mar	32.38	27.95	30.30	4,740,404	139,396,810	23

3. OCEANE bond issue price movements over the last 18 months (code ISIN : FR0010036954)

	Highest (in €)	Lowest (in €)	Closing price (in €)	Trades in number of securities	Trades in value (in €)	Number of trading sessions
2004						
Oct	24.00	22.75	22.95	7,919	182,112	13
Nov	24.99	23.90	24.00	4,512	108,298	3
Dec	26.00	23.90	25.90	2,262	54,779	11
2005						
Jan	24.25	23.80	24.25	6,645	160,181	4
Feb	25.35	24.00	25.30	16,357	408,469	6
Mar	25.00	22.90	24.98	329	7,893	5
Apr	25.50	23.72	25.00	15,647	391,150	8
May	26.00	23.65	26.00	4,173	101,263	9
June	25.35	24.55	24.60	3,672	92,606	5
July	26.00	24.25	25.45	15,635	394,392	7
Aug	26.75	25.30	25.60	2,255,	58,009	8
Sept	28.15	25.01	27.20	12,867	334,934	13
Oct	27.10	26.50	26.50	3,485	93,669	3
Nov	28.00	27.00	27.50	3,721	101,487	7
Dec	28.75	26.20	27.60	1,567	42,450	10
Total	28.75	22.90	27.60	86,353	2,186,503	85
2006						
Jan	28.00	24.85	28.00	3,925	107,240	10
Feb	28.50	26.25	28.00	949	26,319	5
Mar	32.00	27.85	32.00	5,870	171,999	9

Source EURONEXT Paris

3.5 e Dividends

Dividend policy

The Company is continuing its policy of strongly increasing the dividend and shall propose a 20% increase in the dividend compared with the previous financial year at the General Meeting Said dividend shall amount to 0.30 euros per share.

The table below shows the change in the dividends paid by SR.Teleperformance over the last five financial years:

Dividend per share	Dividend	50%	Dividend	Other tax credits	Dividend
Year		Tax credit	Total income	Tax credit	Total income
2001	€ 0.18	€ 0.09	€ 0.27	€ 0.027	€ 0.207
2002	€ 0.18	€ 0.09	€ 0.27	€ 0.018	€ 0.198
2003	€ 0.20	€ 0.10	€ 0.30	–	–
2004	€ 0.25	€ 0.075	€ 0.325	–	–
2005(*)	€ 0.30		€ 0.30	–	–

(*) proposed at the General Meeting of 1 June 2006

Dividends not claimed five years after their payment date shall lapse and be paid over to the French authorities.

3.5 f Communication with Shareholders

Documentation

The Company provides its shareholders with the following:

- The annual report, published in French and English
- A report on the half year accounts, published in the Bulletin d'Annonces Légales Obligatoires
- *General, economic and financial information on the Group on* the website www.srteleperformance.com

The statutory documents (Articles of Incorporation, General Meeting minutes and auditors' reports) can be consulted at the Legal Affairs Division, at the Company's headquarters.

Provisional schedule for financial announcements during the 2005/2006 financial year

Publication of quarterly revenues
1st quarter: Wednesday, May 10, 2006
2nd quarter: Wednesday, August 9, 2006
3rd quarter: Wednesday, November 8, 2006
4th quarter: Wednesday, February 7, 2007

Publication of results
Half yearly: Monday, September 25, 2006
Annual: March 2007 (week 12)

SFAF financial analysts meetings
Thursday, May 18, 2006
Wednesday, November 22, 2006

Combined Ordinary and Extraordinary General Meeting
Thursday, June 1, 2006

Information officer

Mr. Michel PESCHARD, Corporate secretary
Member of the Board of Directors
Tel: 33(0)1-55-76-40-80

3.6 Reports and Resolutions Submitted to the Combined General Meeting of June 1, 2006

3.6 a The Board of Directors' Management Report

1. Group Financial Position and Net Profit

1.1 The Group's figures for 2005:

Cash flow statement

Cash flow from operations in 2005 amounted to 120.5 million euros compared with 90.3 million euros for 2004, up 33%.
Changes in working capital requirements are definitely down compared to the changes in 2004, which were impacted by the strong growth in business in the last quarter. In 2005, the changes in working capital requirements stood at 17.8 million euros compared to 37.6 million euros in 2004.
Net cash from operating activities stood at 102.7 million euros.

Over the same period, the net cash flow related to investing activities amounted to 56.7 million euros including 12.2 million euros in acquisitions primarily in the NAFTA zone (acquisition of Canadian-based MCCI in December 2005) and in Europe (acquisition of Techmar in October 2005 and Multi Info in June 2005).

Disposals of holdings generated cash (net of taxes) of 4.1 million euros including 2.4 million euros from the disposal of Design Board (Design Packaging) as part of our policy of divesting of the Marketing Services division. After this sale, this division accounts for only 1.2% of sales. Net cash was negatively impacted by these disposals by 1.8 million euros.

As part of our policy of focusing on core businesses, we also sold off Business Fil, a company that provides legal advice by telephone, to the SVP Group.
In 2005, net expenditures on production buildings and equipment (not including finance lease transactions) totaled 47.5 million euros versus 36.6 million euros in 2004.

Net cash outflows related to financing activities amounted to 26.7 million euros including 21.2 million euros to pay off long-term debt.

In addition, SR.Teleperformance paid out an aggregate dividend of 5.6 million euros including 3.5 million euros to its shareholders in July 2005.

Lastly, after factoring in all the above transactions, net cash (excluding foreign currency and consolidation scope impacts) generated in 2005 increased by 19.3 million euros.

Consolidated financial structure

Consolidated shareholders' equity amounted to 440.7 million euros including 426.7 million euros as group share.

At December 31, 2005, net consolidated goodwill rose by 73.3 million euros to 332.5 million euros versus 259.2 million euros in 2004. 40.5 million euros of the 73.3 million euros was the result of the recognition of buy-back commitments to the minority shareholders according to IAS 32/39.

At December 31, 2005, net cash and cash equivalents rose by 22.9 million euros to 152 million euros versus 129.1 million euros at December 31, 2004.
At December 31, 2005, the Group's net debt rose by 44.2 million euros to 178.6 million euros from 134.4 million euros at December 31, 2004. A part amounted to 18.7 million euros of this rise comes from the net debt of the companies acquired in 2005.

In addition, as a result of the first-time application of IAS 32/39, additional debt of 38 million euros was recognized in the opening consolidated balance sheet. At December 31, 2005, the amount of this debt totaled 56.4 million euros (including interest).

The terms and conditions of the bond issues and the financing structure are described in note 3.11 of the notes to the consolidated financial statements on page 105.

Consolidated income statement
a- Ordinary activities
Consolidated revenues amounted to 1,195.8 million euros, i.e. a 25.5% rise on published data.
On a comparable basis, the Group's revenues posted overall growth of 12.9%.
International revenues accounted for nearly 77% of consolidated revenues versus 75% in 2004.
Changes in the breakdown in revenues by geographical area are as follows (in million euros):

As a %	12/31/2005	12/31/2004	Change
Europe	48.6	51.9	-3.3
including France	23.4	25.4	-2
NAFTA (*)	40.0	41.4	-1.4
Others	11.4	6.7	+4.7
TOTAL	100	100	-

(*) North America and Mexico

This sharp rise in revenues can be explained by:

- Organic growth in excess of 12%, broken down uniformly over the entire network

- Acquisitions in the following areas in 2004

- NAFTA: CallTech (late May 2004) and TP Interactive (early second half of 2004)

- Europe: MM Group UK (late May 2004)

- France Infomobile (early second half of 2004)

- Others: Teleperformance Brazil (late second half of 2004)

2005 acquisitions had little impact on the 2005 financial statements since the main acquisition, Canadian-based MCCI was made at the end of the year and its activity will be taken into account in 2006.

b- Operating profit

In 2005, operating profit grew faster than revenues. It rose nearly 38% to 106.1 million euros versus 77 million euros in 2004. The operating margin rose to 8.9%, up from 8.1% in 2004.

Operating profit was impacted by 5.7 million euros by the impairment loss on the residual goodwill of Noble System, the US subsidiary.

In 2005, the EBITDA rate rose by one point to 13.3%, up from 12.3% of revenues in 2004.

Net financial expenses rose 3.8 million euros to 12.2 million euros, up from 8.4 million euros in 2004.
The impact of the first-time application of IAS 32/39 accounted for 4 million euros as a financial expense in 2005.

Income taxes rose to 33.1 million euros, up from 23.7 million euros in 2004.
The effective tax rate rose to 35.3%, up from 34.5% at December 31, 2004.

This rate was impacted by consolidation adjustments related to the application of IFRS (stock options, Oceane bond issue, rate swap, financial expenses on minority shareholder commitments) which were not deductible.
Excluding these items, the effective tax rate comes out to 33.7%.

Net profit before disposals amounted to 60.8 million euros, up from 44.9 million euros in 2004.

In terms of Group share, it came out to 57.2 million euros, up from 41.3 million euros in 2004.
Net gains on disposals amounted to 1.5 million euros, of which 1 million euros in terms of group share from the disposal of Design Board (Packaging, Design) and Business Fil (legal advice by telephone).

Net profit after net gains on disposals amounted to 62.3 million euros of which 58.2 million euros in terms of Group Share.
Labor and environmental-related data are included in this Management Report on pages 68 and 69.

1.2 Cash and capital

Long and short-term capital

Long-term capital

At December 31 (In million euros)	2005 IFRS	2004 IFRS	2004 French GAAP	2003 French GAAP
Shareholders' equity	440.7	350.5	325.5	313.3
Non-current financial liabilities	228.8	214.0	215.5	227.2
Net non-current capital	689.4	564.4	541.0	540.5

Short-term capital

At December 31 (in million euros)	2005 IFRS	2004 IFRS	2004 French GAAP	2003 French GAAP
Current financial liabilities	147.7	77.4	77.8	48.4
Cash and cash equivalents	197.9	157.0	157.4	265.9

Statement of cash flows

(In million euros)	2005 IFRS	2004 IFRS	2004 French GAAP	2003 French GAAP
Operating cash flow before change in Working Capital Requirements	120.5	90.3	92.0	77.7
Change in Working Capital requirements	-17.8	-37.6	-37.6	-10.7
Operating cash flow	102.7	52.7	54.5	67.0
Investments	-64.9	-136.3	-138.1	-78.5
Disposals at sale price	8.2	16.1	30.8	27.7
Cash flow related to investing activities	-56.7	-120.2	-107.2	-50.8
Dividends	-5.6	-15.5	-15.5	-11.1
Net repayment of financial liabilities	-21.1	-39.5	-39.5	+150.7
Cash flow related to financing activities	-26.7	-55.0	-55.0	+139.6
Change in cash	19.3	-122.5	-107.8	155.8

2. Company Financial Position and Net Profit

2.1 Balance sheet

2.1.1 Investments

2.1.1.1 Purchases and sales of shareholdings

SR.Teleperformance subscribed to 3 million euros in capital increases in its subsidiaries Teleperformance Australia and Singapore.
In addition it raised its stake in its TP Midi Aquitaine subsidiary to more than 95%.

2.1.1.2 Loans granted to the subsidiaries

Total loans granted to the subsidiaries amounted to 67.7 million euros, broken down as follows:

- A 13.5 million-pound loan extended to MM Group at acquisition. This loan was hedged by a swap
- A 15 million-US-dollar loan extended to TGI also hedged by a currency swap
- Two loans totaling 7.5 million-US-dollar extended to the Merkafon subsidiary covered by foreign currency advances for the same amount and over the same term
- A 31 million-Canadian-dollar loan extended to TGI to finance the acquisiti on of Canadian-based MCCI. This loan is covered by a bank loan in Canadian-dollar for the same amount and over the same term

2.1.2 Shareholders' equity

A dividend of 0.10 euros per share was paid o ut in July 2005 on top of the 0.15 euros interim dividend paid out in December 2004.
The issued share capital remained unchanged in 2005; it still consists of 35,312,416 shares with a nominal value of 2.5 euros each.

2.1.3 Terms of borrowings and financing structure

At December 31, 2005, total financial liabilities amounted to 217.1 million euros of which 163.9 million euros was related to the December 2003 Oceane bond issue.

The balance i.e. 53.2 million euros is made up principally by the following:

- A 23.5 million euros variable-rate loan, from 47 million euros borrowed in 2002
- 7.8 million euros in variable-rate foreign currency advances to hedge loans for the same amount made to the Mexican and Argentinean subsidiaries
- A Canadian-dollar 31 million loan to hedge the loan extended to TGI

At December 31, 2004, total financial liabilities amounted to 207.6 million euros, including 164.2 million euros under the Oceane bond issue.

The terms and conditions of the covenants are mentioned in item 3.11 of the notes to the consolidated financial statements.

2.1.4 Cash and cash equivalents

At December 31, 2005, the Company had net cash of 69.2 million euros compared to 76.2 million euros at December 31, 2004.
The net reduction of 7 million euros can be broken down as follows:

Net cash flow from operating activities		+14.2
Long-term investments		-25.8
including equity investments	-6	
Net repayment of financial debt		-14.5
New Canadian-dollar denominated loan		+22.6
Dividends paid out		-3.5
TOTAL		-7.0

2.2 Income statement

In 2005, revenues rose by 26% to 33.6 million euros, compared to 26.7 million euros in 2004.
It can be broken down as follows:

	2005	2004
Fees received from subsidiaries	24.6	22.5
Commercial activity	5.7	-
Other (such as property rentals, etc.)	3.3	3.9

Operating profit amounted to 12.3 million euros compared to 11.2 million euros in 2004.

Net financial income and expense amounted to 5.6 million euros, compared to 5.1 million euros in 2004. It can be broken down as follows:

	2005	2004
Dividends	11.9	11.8
Financial income/expenses (net)	-1.3	-1.8
Forgiveness of debt	-1.6	-
Provisions for depreciation (net)	-3.4	-4.9
TOTAL	5.6	5.1

Profit on ordinary activities before tax amounted to 17.9 million euros versus 16.3 million euros.

Corporate tax represents a net expense of 4.2 million euros.

Net profit amounted to 13.6 million euros compared to 20.5 million euros in 2004.

Statement of financial results over the last five years

	2001	2002	2003	2004	2005
I Year-end financial position					
Capital stock	84,096,960	87,464,600	88,281,040	88,281,040	88,281,040
Number of shares issued	33,638,784	34,985,840	35,312,416	35,312,416	35,312,416
Maximum number of shares to be created:					
- by exercising subscription rights	2,194,814*	1,107,590*	834,750*	1,534,750*	1,534,750*
- by converting bonds	340,952	81,120	7,521,326	7,521,326	7,521,326
II Overall operating income (loss)					
Revenues excluding VAT	24,696,395	26,566,308	24,160,850	26,386,485	33,565,498
EBITDA	20,283,430	24,303,511	-2,467,185	30,245,524	22,328,208
Income taxes	3,954,239	4,034,039	4,016,060	2,673,452	4,224,624
Earnings after tax, depreciation and provisions	14,447,721	15,504,994	-2,106,432	20,523,976	13,597,162
Dividends paid out	6,054,981	6,297,451	7,062,483	8,828,104	10,593,725
III Earnings per share					
Earnings after tax but before depreciation and provisions	0.48	0.58	-0.18	0.78	0.51
Earnings after tax, depreciation and provisions	0.43	0.44	-0.06	0.58	0.39
Dividends per share	0.18	0.18	0.20	0.25	0.30
IV Employees					
Number of employees	26	28	31	31	31
Total payroll	2,947,491	3,231,757	2,691,600	2,977,187	3,813,663
Total welfare benefit payments (national health insurance, pensions, welfare actions)	1,019,709	1,035,129	1,135,126	1,110,427	1,421,627

* After authorization given to the Board of Directors to grant stock options (EGMs of June 23, 1997, June 30, 1999, June 25, 2001 and June 24, 2004).

3. Trends and Outlook

Outlook

Market trends since the beginning of the year have been favorable on the whole; they are confirming organic growth objectives announced in November 2005. These objectives do not factor in the latest acquisitions made in late 2005 (Canadian-based MCCI acquired in December 2005, which will be consolidated beginning on January 1, 2006) and early 2006 (acquisition of Russian-based Direct Star).

These trends will be analyzed on the basis of the market growth information and first-quarter figures and fined-tuned at our next financial meeting in May.

In 2006, we expect to develop new markets (China, Japan, Germany, etc.) and business segments (debt collection, automation).

Risks and uncertainties

Group operations are exposed to market risks (sensitivity to business and financial factors) as well as to political and geopolitical uncertainties because of the global nature of operations. A detailed description of such risks is contained in this Document (page 37).

4. Other Information

4.1 Change of accounting principle : New rules of the French general chart of accounts on parent financial statements

Implementation of the CRC 2002-10 regulation on asset depreciation and impairment, as amended by the CRC 2003-07 regulation as well as by the CRC 2004-06 regulation on the definition, recognition and valuation of assets, has led the Company to elect certain option for transition to the new rules which are summarized in the notes to the parent financial statement.

4.2 Transition to IFRS

The main changes and impacts of the transition to IFRS are discussed from page 111 onwards, in the notes 10 and 11 of the consolidated financial statements.

4.3 Personnel information

The personnel information given below pertains only to the Contact Center division

Breakdown of average workforce by category, including temporary staff

2005

	Managers	Employees	Total
Permanent contract	3,203	46,955	50,158
Fixed-term contract	101	8,674	8,775
Subtotal	3,304	55,629	58,933
Temporary	32	4,751	4,783
Total	3,336	60,380	63,716

2004

	Managers	Employees	Total
Permanent contract	2,522	32,937	35,459
Fixed-term contract	76	7,327	7,403
Subtotal	2,598	40,264	42,862
Temporary	17	3,113	3,130
Total	2,615	43,377	45,992

Breakdown of average workforce by gender

	12/31/2005	312/31/2004
Men	25,914	19,459
Women	37,802	26,533
Total	63,716	45,992

Breakdown of average workforce by geographical area

	12/31/2005	312/31/2004
Europe	20,704	15,938
NAFTA	18,740	20,933
Rest of the world	24,272	9,121
Total	63,716	45,992

Change in workforce per category

Executives	Permanent contract	Fixed-term contract	Temporary	Total	Disabled
Beginning of 2005	2,799	89	71	2,959	6
Change in consolidation scope	10			10	
Recruitments	437	51	25	513	
Elimination of positions	-51			-51	-1
Dismissals for personal reasons	-52			-52	
Transfers	162	-25	-22	115	
End of 2005	3,305	115	74	3,494	5
Employees	**Permanent contract**	**Fixed-term contract**	**Temporary**	**Total**	**Disabled**
Beginning of 2005	46,509	9,917	6,548	62,974	381
Change in consolidation scope	66		108	174	
Recruitments	12,464	3,181	235	15,880	185
Elimination of positions	-2,685	-208	-11	-2,904	-223
Dismissals for personal reasons	-1,679	-435	-10	-2,124	
Transfers	746	-302	-559	-115	
End of 2005	55,421	12,153	6,311	73,885	343
TOTAL at December 31, 2005	**58,726**	**12,268**	**6,385**	**77,379**	**348**

Training	Internal Training (including SR.Institute)	External Training	Total
Annual total amount of training expenses (in euros) *	30,389,984	2,239,324	32,629,308
Number of managers trained	525	711	1,236
Number of employees trained	203,776	2,549	206,325
TOTAL **	204,301	3,260	207,561
Men trained	72,000	1,386	73,386
Women trained	132,301	1,874	134,175

* Revenues, social security contribution, trainers and trainees' travel expenses.

** This amount does include the people trained before each mission and this, in addition to internal and/or external training.

Contact Centers located in France only:

- Length of working time:

According to the French regulation, the standard average weekly working time of a full-time employees is 35 hours, all categories included.

- Absenteeism:

We registered 185 859 days of absenteeism in 2005, of which 37.01% is due to illness, 1.12% due to accident/traveling and 61.87% due to other causes. The number of days is calculated over all contact centers located in France, implies all categories and do not take into account paid time off and the French RTT (Reduction of working time).

- Social contribution:

The total social budget allocated by the Contact Centers located in France amounts to 3,314,791 euros, of which 71% for meals, 18.22% for worker's councils, 8.9% for transportation and 1.88% for housing.

4.4 Ownership of capital

In compliance with the revised article L.233-32 of French Commercial code and in line with the information received pursuant to articles L.233-7 and L.233-12 of said code, we hereby advise you that at the date of this report, to the best of our knowledge, the individuals and legal entities owning more than 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3, 90% or 95% of the capital or the voting rights at the Company's shareholders' meetings are those set out below. In our previous 2005 report on the 2004 financial year, we had been informed that Mr. Daniel Julien and Mr. Jacques Berrebi as well as BNP Paribas have crossed under the thresholds and that ODDO Asset Management had crossed over the thresholds. A detailed explanation of this information may be found on page 59 in the note 3 of this Document.

In capital	In voting rights
5% threshold	5% threshold
GIM DASSAULT	GIM DASSAULT
Mr. Olivier DOUCE	Mr. Olivier DOUCE
ODDO Asset Management	

4.5 Company shares held by employees

In compliance with the provisions of Article L. 225-102 of the French Commercial Code, we hereby advise you that, to the best of our knowledge and as of the date of this report, Group employees excluding corporate officers of SR.Teleperformance, own 46,238 registered shares in the Company, corresponding in particular to the exercise of options under our stock option schemes. None of these shares is managed collectively as part of a company savings scheme.

4.6 Appropriation of profits

We submit the following appropriation of 2005 profits for your approval:

Profit for the period	€13,597,161.93
Prior year retained earnings	+ €9,138,430.94
Total to be appropriated	€22,735,592.87
Transfer to ordinary reserve	- €2,000,000.00
Distributable income	€20,735,592.87
Total dividends	- €10,593,724.80
Balance of retained earnings	€10,141,868.07

A dividend of 0.30 euro per share will be paid out.

Pursuant to Article 158-3 of the French Tax Code (CGI), individuals that are French tax residents will be entitled to a 40% tax rebate on that dividend for the purpose of calculating personal income tax.

The following were paid out in 2004:

- In December 2004, a net interim dividend of 0.15 euro per share entitling individual shareholders that are French tax residents to a 50% tax credit pursuant to tax provisions prior to January 1, 2005

- In July 2005, an additional dividend of 0.10 euro per share entitling individuals shareholders that are French tax residents to a 50% tax rebate pursuant to Article 158-3 of the French Tax Code

A net dividend per share of 0.20 euro was paid out in 2003 and a net dividend of 0.18 euro was paid out in 2002, entitling individual shareholders that are French tax residents to a 50% tax credit pursuant to tax law provisions prior to January 1, 2005.

4.7 Purchase of Company's own shares in order to regulate the market price

In order to meet the obligations of Article L.255-211 of the French Commercial Code, we hereby advise you that the Company holds 1,500 of its own shares as of December 31, 2005.

No transaction to keep up the share price was carried out in 2005.

4.8 Stock-options granted by the Company

We have summarized below the Company's stock option plans:

- SR.Teleperformance stock option Plan "A" was put in place by the Board of Directors on June 25, 2001 following authorization of the Extraordinary General Meeting held on the same day, concerning 595,750 new shares with a nominal value of 2.50 euros at an exercise price of 29.37 euros each, allocated to the 435 Group managers and employees who had surrendered their options granted on July 13, 2000, in the same proportions as these later options. Options may be exercised from June 26, 2005 up to and including June 25, 2006

- SR.Teleperformance stock option Plan "B" was put in place by the Board of Directors on June 25, 2001 following authorization of the Extraordinary General Meeting held on the same day, concerning 239,000 new shares with a nominal value of 2.50 euros at an exercise price of 29.37 euros each, allocated to 52 of the Group's managers and employees. Options may be exercised from June 26, 2005 up to and including June 25, 2006

As of the date of this report, no options had been exercised under the option plans of June 25, 2001. We will propose to this general meeting, in an extraordinary resolution, to extend the deadline of these two plans to June 25, 2007 in order to give grantees an additional year to exercise their options.

- SR.Teleperformance stock option plan was put in place by the Board of Directors on June 24, 2004 following authorization of the EGM held on the same day, concerning 700,000 new shares with a nominal value of 2.50 euros at an exercise price of 18.46 euros each, allocated to 86 of the Group's managers and employees. Options may not be exercised before June 25, 2008

4.9 Stock-options granted by companies in which our Company has a majority interest

In compliance with the provisions of the final paragraph of Article L.225-180 of the French Commercial Code, we bring to your attention the following information relating to stock-option plans put in place by companies in which SR.Teleperformance has a majority interest, whether direct or indirect.

Following the decision of its Board of Directors on June 29th 2000 taken on authorization of the Extraordinary General Meeting held on the same day, the company Rochefortaise Marketing Services (SR.MS) has allocated stock-options to two of its managers concerning a total of 25,649 shares with a nominal value of 16 euros, at the exercise price of 29.30 euros each. These options were to be exercised from June 30, 2004 up to and including June 29, 2005.

At June 8, 2005, SR.MS had only recorded one exercise of an option in respect of this plan out of 17,100 shares.

4.10 Significant new shareholdings and controlling interests:

Pursuant to Article L.233-7 of the French Commercial Code, we hereby disclose the significant new shareholdings and controlling interests, direct or indirect, that we have made during financial year 2005 in companies that have their registered office in France.
New shareholdings:
- Synerfil: +1% bringing the direct and indirect shareholding in the company to more than 50%

Controlling interests exceeding 50%:
- Synerfil Multi Info (formerly SVP Multi Info)
- Société de Technologie Interactive (Teleperformance Interactive)

4.11 Company officers

In accordance with the provisions of Article L.225-102-1 of the French Commercial Code, we report below the remunerations and benefits in kind paid to each company officer during the 2005 financial year, by SR.Teleperformance, and by companies under its control as defined by Article L.233-16 of the French Commercial Code.

Received during the past financial year:

- **Mr. Christophe ALLARD, Chairman of the Board of Directors**
  Remuneration received from SR.Teleperformance: 1,273,233 euros gross including 3,233 euros in benefits in kind, and 435,000 euros as variable portion
- **Mr. Olivier DOUCE, Member of the Board of Directors:**
  Remuneration received from SR.Teleperformance: 85,981 euros gross
- **Mr. Michel PESCHARD, Member of the Board of Directors**
  Remuneration received from SR.Teleperformance: 288,328 euros gross including 5,328 euros in benefits in kind, and 47,000 euros as variable portion
- **Mr. Daniel JULIEN, Chairman of the Supervisory Board**
  Remuneration received from SR.Teleperformance: 120,000 euros gross in respect of his office as Chairman of the Supervisory Board, and 5,500 euros in director's fees. Remuneration received from companies controlled by SR.Teleperformance: TGI (USA): 2,125,000 US dollars gross, including 685,000 US dollars as variable portion
- **Mr. Jacques BERREBI, Vice-President of the Supervisory Board**
  Remuneration received from SR.Teleperformance: 90,000 euros gross in respect of his office as Vice-Chairman of the Supervisory Board, and 20,500 euros in director's fees. Remuneration received from companies controlled by SR.Teleperformance: TGI (USA): Chairman: 935,000 dollars gross, including 335,000 US dollars as variable portion
- **Mr. Philippe DOMINATI, Vice-Chairman of the Supervisory Board**
  Remuneration received from SR.Teleperformance: directors' fees: 20,500 euros. Remuneration received from SR.MS: CEO: 99,000 euros gross.
- **Ms. Martine DASSAULT, Member of the Supervisory Board**
  Director's fees from SR.Teleperformance: 12,000 euros
- **Mr. Daniel BERGSTEIN, Member of the Supervisory Board**
  Director's fees from SR.Teleperformance: 3,500 euros
- **Mr. Philippe SANTINI, Member of the Supervisory Board** Director's fees from SR.Teleperformance: 11,000 euros.
- **Mr. Philippe GINESTIE, Member of the Supervisory Board**
  Director's fees from SR.Teleperformance: 2,500 euros.
- **Mr. Alain LAGUILLAUMIE, Member of the Supervisory Board**
  Director's fees from SR.Teleperformance: 4,500 euros.
- **Mr. Michel RENARD, Member of the Supervisory Board**
  Director's fees from SR.Teleperformance: 4,500 euros.

In addition, the Company wanted to obtain from the senior managers of the Group (Mr. Christophe ALLARD, Chairman of the Board of Directors, Mr. Jacques BERREBI and Mr. Daniel JULIEN, senior executives of TGI (in charge of North and South America and Asia/ Pacific area) non compete and non solicitation undertakings in order to protect the legitimate interests of the Group against a potential competition from these persons after termination of their office.

After several months of negotiation, it has been agreed the following:
(i) the duration of the undertaking will be two years, with a possibility to be reduced by the Group to one year
(ii) as a compensation for the enforcement of the undertaking, each of them will receive an indemnity for the first year equal to the total remuneration, all charges included (cost for the company) paid by the company during the year preceding the year of termination of his functions, less all charges relating to the payment of the indemnity; the indemnity shall be equal to 150% during the second year.
In case of termination of his functions, the company or the senior manager as the case may be, shall send a prior notice of 9 months.

The company also wanted to amend the employment agreement of Mr. Michel PESCHARD, corporate secretary, in order to include the following provisions in case of termination of his employment agreement:

(i) a prior notice of twelve months shall be sent by the company or him, as the case may be;
(ii) in case of redundancy and if the parties have complied with the prior notice or it is reduced by mutual agreement, he will receive an indemnity in addition to the legal indemnities he is entitled to receive, equal to the total remuneration received during the year preceding the termination of his employment

(iii) after the age of 60, in all cases of termination and if the parties have complied with the prior notice or it is reduced by mutual agreement, he will receive an indemnity in addition to the legal indemnities he is entitled to receive, equal to the total remuneration received during the year preceding the termination of his employment.

You will find under pages 43 and following of this document, the information disclosed by the members of the Board of Directors and the supervisory board relating to the offices or functions exercised by each of them in all companies, whether French or foreign.

4.12 Delegation of powers granted to the Board of Directors for increases of share capital matters (article L.225-100 of the French commercial code)

There is no delegation of powers in force as at 31 December 2005 relating to increases of share capital matters.

4.13 Events which took place between the date of closing of the accounts and the date of the Management Report

As of 1st of January 2006, CallTech merged into TP USA. The Group started operations in Russia, by acquiring in February 2006, a shareholding of 71% in the share capital of Direct Star, a company in which 75% of the business is inbound business and has more than 500 workstations.

We shall also inform you about the setting up of the interactive technology company (Teleperformance Interactive) in January 2006, held at 75% by Teleperformance France.

We invite you to adopt the proposed resolutions.

The Board of Directors

3.6 b The Board of Directors' Special Report

On operations carried out by virtue of the provisions of articles L.225-177 to L.225-186 of the French Commercial Code (Stock Options)

To the shareholders,

In accordance with the provisions of Article L.225-184 of the Trade Code, we hereby report to you on the stock option operations carried out by virtue of the provisions of Articles L.225-177 to L.225-186 of the said code.

As for SR.Teleperformance shares:
- No stock option scheme for purchase and/or subscription was decided and no option was granted in 2005
- No option was exercised in 2005 under the stock option schemes for subscription (A) and (B) of June 25th, 2001 and under the stock option scheme for subscription of June 24th, 2004.

As for the shares of the companies related to or controlled by SR.Teleperformance :
- No company representative or employee was granted any option scheme for purchase and/or subscription on companies related to or controlled by SR.Teleperformance and in particular on SR.MS under its option scheme for subscription of June 29th, 2000 expired on June 29th, 2005, as mentioned in our Management Report.

The Board of Directors

3.6 c The Supervisory Board's Report

Ladies and Gentlemen,

You have just heard the Board of Directors' report on your Company's operations and on the parent and consolidated accounts for the financial year ended December 31, 2005. We were provided with these documents within the legal and regulatory timescales.

We have no comments to make on the Board of Director's Management report, the parent and the consolidated financial statements and on the resolutions that are submitted to you.

In accordance with the provisions of Article L.225-37 paragraph 6 of the French Commercial Code, the report by the Chairman of the Supervisory Board will be appended to the Board of Director's management report, including the conditions in which the work of your Supervisory Board was prepared and organized during the financial year ended December 31, 2005 and the internal control procedures put in place by the Company.

During this meeting, we will suggest:

-That you award the total sum of 100,000 euros to your Supervisory Board as director's fees for the 2005 financial year,

- That you amend Article 24 of the memorandum and articles of association in order to reduce the term of office of the Members of our Board from 6 to 4 years pursuant to the "Afep-Medef'" document of October 2003 on the Corporate Governance of Listed Companies which is the benchmark code recommended by the European Commission. This amendment shall not affect the duration of current terms of office.

In addition, you will be called to vote under an extraordinary resolution on the extension of the deadlines of the two stock-option plans of June 25, 2001 from June 25, 2006 to June 25, 2007 pursuant to the recommendations of the Supervisory Board to give grantees an additional year to exercise their options.

Your Supervisory Board reviewed the agreements concluded and renewed during the previous financial year at this last meeting. These agreements are described in detail in the Statutory Auditors' report on regulated agreements.

The Supervisory Board



3.6 d Statutory Auditors' Report on Regulated Agreements

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers.
This report, should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as statutory auditors of your Company, we hereby present to you our report on the regulated agreements.

Agreements entered into by the Company during the financial year

In accordance with article L.225-88 of the Commercial Code we have been advised of agreements which have been previously authorised by your Board of Directors.

We are not required to ascertain whether any other agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of the agreements of which we were notified. It is not our role to determine whether they are beneficial or appropriate. It is your responsibility, under the terms of article 117 of the March 23, 1967 Decree, to evaluate the benefits arising from these agreements prior to their approval.

We conducted our work in accordance with professional standards applicable in France ; those standards require that we perform the procedures deemed necessary so as to verify that the information provided to us is in agreement with the underlying documentation from which it was extracted.

1. Debt forgiveness in favour of "Société Européenne de Telemarketing - S.E.T."

Related parties :
Mr. Jacques BERREBI
Mr. Christophe ALLARD

Terms: Your Supervisory Board authorised your Company to grant a debt forgiveness in favour of the above company in the amount of 1,560,000 euros. The agreement includes a clause stipulating reinstatement of the debt in the event of net equity and net income reaching certain thresholds.

2. Salary of a member of the Board of Directors

Related party :
Mr. Michel PESCHARD

Terms: Mr. Michel Peschard, has been awarded a bonus of 106,000 euros (gross) for his performance as Corporate Secretary of SR. Teleperformance during 2005.
Your Supervisory Board has fixed Mr. Michel Peschard's salary at 234,000 euros (gross) per year, with effect from 1 January 2006, and has decided that the total amount of his remuneration in 2006, including both fixed and variable portions and all expenses and social charges, should not exceed 500,000 euros.

3. Business management contract awarded to Teleperformance France

Related parties :
Mr. Christophe ALLARD
Mr. Olivier DOUCE

Terms : Your Supervisory Board has authorised an amendment to the payment conditions of the above agreement with effect from 1 January 2006. The annual fixed fee to be received by your Company will be 4,000,000 euros, plus 7% of the amount of the gross margin if this is under 40,000,000 euros, and 8% if the gross margin exceeds of that amount.

4. Non compete agreement with the senior management of SR.Teleperformance

Related parties :
Mr. Daniel JULIEN,
Mr. Jacques BERREBI
Mr. Christophe ALLARD

Terms : Your Supervisory Board has authorised the signature of an agreement between your Company or its subsidiary TGI, and each of the three principal managers of the Group in order to protect the Group's interests in the event of their entering into competition with the Group after a possible future departure.
Each agreement has the following terms:
- Notice of nine months by either party in the event of termination of managerial functions within the SR Teleperformance Group
- Non-compete commitment in the event of termination of managerial functions for whatever reason
- Commitment to abstain from hiring a manager above a certain level of the SR Teleperformance Group
- Limitation of the two commitments (non compete and living) to those countries in which the Group is operating at the time of termination of managerial functions
- Duration of the two commitments (non compete and hiring) limited to two years, although SR.Teleperformance Group may decide to limit it to one year only
- A compensating indemnity payment is fixed, for the first year of the commitments, at the sum of the total remuneration received in the calendar year preceding the termination of managerial functions, including social charges (i.e. the total cost to the company), less any expenses and withholdings related to the payment of the indemnity ; for the second year, the indemnity will be 150% of the amount paid in the first year

5. Amendment to the employment contract of a senior manager

Related party:
Mr. Michel PESCHARD

Terms: Your Supervisory Board has authorised the amendment of certain clauses of the employment contract of the Corporate Secretary, Mr. Michel PESCHARD.

The amendments concern the following :

- Notice of 12 months by either party in the event of termination of his employment, for any reason

- In the event of a termination by the company, and if the notice of 12 months is respected, or reduced by the agreement of both parties, an additional redundancy payment will be made in addition to that due under the terms of labour legislation or other agreements, in the amount of the total remuneration received in the year preceding the termination of employment.

- After the age of 60 years old, in the event of termination for whatever reason, and if the notice of 12 months is respected, or reduced by the agreement of both parties, an additional redundancy payment will be made in addition to that due under the terms of labour legislation or other agreements, in the amount of the total remuneration received in the year preceding the termination of employment

Continuing agreements which were entered into in prior years

We have been informed, under the 1967 Commercial Companies Decree, that the following agreements, approved in previous years, continued to be executed during the 2005 financial year.

1. Guarantee commitment given by your company to IBM for the contract concluded by your subsidiary Teleperformance USA.

Terms: Teleperformance USA concluded a contract for a term of five years with IBM, which asked that your company guarantee Teleperformance USA's performance of the contract, which covers customer relationship management and, more generally, call centre services for the Sprint PCS account. Your company gave this guarantee and got a 50% counter-guarantee from your subsidiary TGI. Your company charges Teleperformance USA a commission of 0,5% of the revenue earned from this contract.

Your company recorded income of 377,186 euros for 2005.

2. Business management agreement for Teleperformance France

Terms: Under the management agreement, Teleperformance France runs part of the goodwill of SR Teleperformance: the annual fee is set at 10% of Teleperformance France's sales revenue, excluding external sub-contracting.

The income recorded in your company's accounts totalled 9,227,800 euros for the 2005 financial year.

The rent and charges for the Lyon premises provided are borne by Teleperformance France and a total of 394,024 euros was invoiced by your company for the 2005 financial year.

3. Surety commitment for SR Marketing Services as part of the sale of shares in WSA and Kalee

Terms: In the course of the sale of WSA and Kalee, SR Marketing Services gave the purchasers a liabilities guarantee. Your company stood surety for SR Marketing Services. The liabilities guarantee is for a term of four years ending on 12/31/07, with a limit of 2,000,000 euros for the first year, reduced by 500,000 euros each year.

SR Marketing Services pays 1% of these annual limits in return for the surety.

The surety amount to 1,500,000 euros as at 31 December 2005 and your company recorded an income of 15,000 euros for this surety, for the year 2005.

Mérignac and Maisons Alfort, April 27, 2006
Statutory auditors

KPMG Audit	BDO MG SOFINTEX
Department of KPMG S.A.	Member of BDO
Eric Junières	Jean Guez
Partner	Partner

3.6 e The Board of Directors' Report - Extraordinary Session

Dear Shareholders,

Further to the resolutions put forward by the extraordinary meeting, we would like to submit for your approval the following modifications to be made in respect of the By-laws, authorizations and miscellaneous matters:

Modifications of the By-laws

Bringing the by-laws into compliance with legal requirements

We invite you to bring the Company By-laws into compliance with current legal requirements, and in particular with the provisions set forth in the Order of 24 June 2004 and the so-called "Breton" Law of 26 July 2005. Such modifications involve the following articles:

Article 7: The Meeting, which has sole authority to decide whether or not to carry out an immediate or future capital increase, may (under the new Law) delegate such authority to the Board of Directors or issue a delegation of powers for the purpose of implementing such capital increase

The shareholders' minimum subscription period (in case they enjoy preferential subscription rights) is reduced to 5 trading days (instead of 10)

Article 9: Elimination of the minimum time period prior to the Shareholders Meeting in which the proposed capital reduction must be submitted to the statutory auditors, for the purpose of preparing their reports

Article 13: Shareholders must submit a Notification of Threshold Crossings to the French Financial Markets Authority (and to the Board of Director) within 5 trading days (and not 15) and must mention any new upward or downward crossing of a regulatory threshold (e.g. 15%, 25%, ..)

Articles 15 and 23: All company shares held by members of the Board of Directors and the Supervisory Board (including permanent representatives of legal entities on the Supervisory Board) as well as those held by their minor children and spouses must be put in registered form, in accordance with Article L 225-109 of the Commercial Code

Members of the Board of Directors and of the Supervisory Board (and permanent representatives) are required to declare to the Financial Markets Authority any and all transactions they carry out involving company securities, which they must do within 5 trading days so that such transactions may be made public, in accordance with Article L 621-18-2 of the Monetary and Financial Code.

Article 18: A Board of Director member's title and related powers as Chairman or Officer of the Board of Directors may be removed at any time, upon a decision by the Supervisory Board (and no longer by the Shareholders Meeting).

Article 27: We would like to immediately proceed with supplementing this article in order to include language providing for the holding of Supervisory Board meetings by using telecommunications devices, and in particular telephone conference calls, it being borne in mind that these new provisions will not enter into force until the implementing decree is published.

Article 31: "Related-party agreements," which are subject to prior approval, are deemed to consist of agreements entered into between the company and one of its shareholders holding directly or indirectly more than 10% (and no longer 5%) of the company's voting rights.

Articles 37 and 38: Legal lowering of quorum thresholds for listed public limited companies ("SA"s):

- At Ordinary Shareholders Meetings, one-fifth quorum (instead of one-fourth) upon the first notice of meeting,

- At Extraordinary Shareholders Meetings, one-fourth quorum (instead of one-third) upon the first notice of meeting, and one-fifth quorum (instead of one-fourth) upon the second notice of meeting.

Other modifications to be made to the by-laws

Article 24 : Reduction in the term of office for members of the Supervisory Board, from 6 to 4 years, in accordance with the recommendations put forward in the "Afep-Medef" report of October 2003 on corporate governance within listed companies.

Article 3: The company name is changed to "Teleperformance" (elimination of "SR").

Extension of the exercise period for options awarded on 25 June 2001

We would like to remind you that the extraordinary shareholders meeting held on 25 June 2001 authorized the Board of Directors to issue options carrying entitlement to subscribe for new Company shares, in favor of certain directors, officers and employees of the Company and of related French or foreign companies, within the limit of an authorized 2,250,000 euros capital increase. The maximum duration of the stock option plans as set by the meeting was six years, running between the option award date and their maturity date.

Relying on the delegation of powers that was conferred upon it by the shareholders meeting of 25 June 2001, the Board of Directors, in a decision taken on the same day, set up Stock Option Plan *A* for subscription to 595,750 new Company shares and Plan *B* for subscription to 239,000 new Company shares and set the subscription price under these two plans at 29.37 euros per share, as well as a one-year stock option subscription period running from 26 June 2005 until June 2006, at which time the options will lapse.

In respect of these two five-year plans, which were created to serve as an incentive for the relevant employees, we invite you to extend the maturity date until 25 June 2007, in order to give the employees an additional year in which to exercise their options.

Delegation of powers and authority to the Board of Directors to carry out a capital increase by means of issuing ordinary shares or any securities carrying entitlement to acquire equity interest in the company or its subsidiaries

In order to permit your Company to sell shares to the general public through the stock exchange, if that proves necessary, and enable it to pursue the Group's business development strategy and make crucial technological investments, you are invited to delegate powers and authority to your Board of Directors, so that it may carry out a capital increase, in one or more installments and at times it deems fit,

- By issuing ordinary shares within the limit of a maximum nominal amount of fifty million euros, which amount will be increased, if need be, to the nominal amount of shares that must be issued to protect the rights of holders of equity security holders, or

- By issuing any type of security, including equity warrants; within a maximum limit of a nominal amount of three hundred million euros, carrying entitlement, immediately or in the future, to ordinary shares of the company or of a subsidiary of the Group in which the company holds more than one-half of the share capital. Such securities may consist, among other things, of debt securities or be associated with such securities.

We also invite you to permit your Board of Directors to carry out such issues while having the right to decide whether to maintain or cancel the shareholders' preferential subscription rights. In the event of the cancellation of such rights, the Board of Directors may grant the shareholders a priority subscription period, in conformity with the legal requirements.

Issues without preferential subscription rights may be carried out, if need be:

- for the purpose of paying for securities brought into the Company under an offer to exchange securities, under the terms and conditions set forth in Article L. 225-148 of the Commercial Code;

- pursuant to the issuance by a subsidiary of the group, of securities carrying entitlement to equity interest in the Company, under the terms and conditions set forth in Article L. 228-93 of the Commercial Code.

The issue price of shares without a preferential subscription right shall be at least equal to the authorized minimum prescribed by law.

In conformity with the law, the delegations of power to be submitted for your approval will allow the issuance of securities while waiving the shareholders' preferential rights to subscribe for the ordinary shares to which the securities so issued carry entitlement.

Lastly, in accordance with legal requirements, we ask that you authorize your Board of Directors to extend the subscription period for thirty days and to augment the number of securities to be issued, at the same price, up to a limit of 15% of the initial issue, in the event that demand exceeds the number of securities available for subscription under a given capital increase whether it is carried out with our without the shareholders' preferential subscription rights.

The effective period for such delegations of power and authorizations shall be 26 months.

If either or both of these delegations of power are implemented, your Board of Directors shall provide the Shareholders with an additional report describing the exact manner in which the issue is to be carried out.

Furthermore, your Board of Directors shall give an account each year, in its annual report, detailing the transactions carried out by virtue of such delegations of power and authorizations.

Delegation of powers and authority to the managing board to carry out a capital increase against contributions-in-kind of capital stock and equity securities by outside companies

We also invite you to delegate powers and authority to the Board of Directors allowing it to decide, on the basis of reports prepared by the auditor appointed by the French commercial court to control non-cash contributions transactions, to carry out one or more capital increases, within a limit of 10% of the share capital, while cancelling the shareholders' preferential subscription rights, by means of issuing ordinary shares or securities of the company carrying entitlement, immediately or in the future, to subscribe for existing shares or shares to be issued at a later date by the Company, in payment of contributions-in-kind made to the company consisting of the capital stock or securities of outside companies, whenever the provisions of Article L 225-148 do not apply.

The effective period of such delegation of powers shall be 26 months. Your Board of Directors will give an account, in its annual report, describing the transactions carried out by virtue of the present delegation of powers.

Delegation of powers and authority to the managing board to carry out a capital increase by means of capitalizing reserves

We also invite you to kindly delegate powers and authority to your Board of Directors to decide to carry out one or more capital increases by means of capitalizing reserves, profits, premiums or other sums approved for capitalization, in the form of bonus shares and/or augmenting the par value of existing shares, up to an overall limit of one-hundred forty million euros, to which may be added, if need be, an additional amount of shares to be issued to protect the rights of equity security holders.

In accordance with the law, the effective period for such delegation of powers shall be 26 months.

Delegation of powers and authority to the managing board to carry out one or more capital increases reserved for employees

In compliance with legal requirements, we invite you to delegate powers to your Board of Directors to decide to carry out a capital increase, in one or more installments, at its sole discretion, up to the limit of a maximum nominal amount of two million euros, by issuing company shares or equity securities reserved for members of a company-wide or group-wide Employee Stock Option Plan, on the terms and conditions set forth in Articles L 443-1 et seq. of the Labor Code, with shareholders waiving their preferential subscription rights in favour of the latter.

This proposal has been submitted for your consideration in order to satisfy legal requirements which stipulate that the shareholders meeting must render its decision on such a resolution whenever a decision or delegation of powers is submitted to it for its approval regarding the implementation of a capital increase. However, your Board of Directors does not feel that it is appropriate, under present circumstances, to allow company employees to acquire equity interest under an employee stock option plan, and voted against the adoption of this resolution. Accordingly, the Board of Directors recommends that you vote against this resolution.

The effective period of this delegation of powers, if it prevails, shall be 26 month. Your Board of Directors shall give an account, in its annual report, of the transactions carried out by virtue of the present delegation of powers.

Authorization permitting the Board of Directors to carry out an allotment of bonus shares

We would like to take advantage of the measures mentioned in Articles L 225-197-1 to L 225-197-5 (instituted by the Finance Law of 2005) of the Commercial Code that may be used to incentivize employees, and in particular bonus shares allotments, which seems to be quite effective, in terms of the holding period, compared to stock option plans which often result in the immediate sale of shares.

Therefore, you are invited to authorize your Board of Directors to make allotments in one or more installments, within a maximum period of 38 months, of existing bonus shares or bonus shares subsequently issued by the company, in favor of salaried employees or corporate officers and directors of the company and of the group, or in favor of certain categories of employees and officers, up to a limit of 2.30 % of the company's share capital on the date of the present meeting.

The identity of those persons entitled to benefit from such allotments, as well as the rules and regulations and any eligibility criteria shall be determined by the Board of Directors, each time the present delegation of powers is used, taking into account the prior recommendation made by the Compensation Committee to the Supervisory Board regarding the general policy on the allotment of bonus shares.

As prescribed by law, the minimum vesting period, at the close of which the shares awarded vest with their beneficiaries, shall be two years, and the minimum mandatory holding period during which the allottees must hold the shares allotted to them shall also be two years. Your Board of Directors shall have all powers to extend these allotment and holding periods.

In the event of an allotment of shares yet to be issued, your delegation of powers shall entail the waiver by shareholders, in favor of the beneficiaries of such shares, of their preferential subscription rights to bonus shares to be issued.

We kindly ask that you authorize the Board of Directors to set aside an unavailable reserve, earmarked for allottee entitlements, in an amount equal to the total par value of shares liable to be issued by means of a capital increase, by drawing the required sums off against any readily available reserves, in order to book the par value of the shares to be issued in favor of their beneficiaries.

An annual special report prepared by the Board of Directors shall set forth transactions carried out by virtue of the present authorization .

Authorization permitting the Board of Directors to cancel company treasury shares

Lastly, we ask that you kindly authorize your Board of Directors to cancel, at its sole discretion, in whole or in part, any treasury shares acquired under the buy-back operation mentioned in the tenth resolution made by the present meeting acting as an ordinary meeting, up to a limit of 10% of the total number of shares per 24-month period. The Board of Directors is granted all powers to acknowledge the decrease(s) in capital corresponding to such share cancellations.

In accordance with the law, the effective period of such authorization shall be 26 months, superseding the authorization granted by the shareholders meeting held on 23 June 2005 on the same subject matter.

We invite you to adopt the resolutions that have been submitted to you.

The Board of Directors

3.6 f The Statutory Auditors' Report - Extraordinary Session

These are free translations into English of the statutory auditors' reports issued in the French language and are provided solely for the convenience of English speaking readers.
These reports, should be read in conjunction with, and are construed in accordance with, French law and professional auditing standards applicable in France.

The statutory auditors' report on the issued of shares and/or various categories of financial instruments with and/or without cancellation of preferential subscription rights

To the shareholders,

In our capacity as statutory auditors of your company, and in accordance with the engagement under the French Commercial Code, in particular art. L. 225-136 and L.228-92, we present our report on the proposed resolutions for the issue of shares and financial instruments.

Your Board of Directors will propose resolutions requesting you to delegate to it the capacity to make the following issues
- Of ordinary shares or financial instruments convertible into ordinary shares of the company or its subsidiaries, with retention of preferential subscription rights (resolution n°24)
- Of ordinary shares or financial instruments convertible into ordinary shares of the company or its subsidiaries, with cancellation of preferential subscription rights (resolution n°25)
- Of ordinary shares or financial instruments convertible into ordinary shares, as part of a public share exchange offer (resolution n°25)
- Of ordinary shares, following the issue of financial instruments by subsidiaries companies convertible into ordinary shares of the company (resolution n°25)

The total nominal amount of share capital increases made immediately or at a later date may not exceed 50 million euros in respect of ordinary shares, and 300 million euros in respect of financial instruments representing debt instruments. The number of shares to be issued may be increased in the conditions set out in art. L.225-135-1 of the French Commercial Code.

Your board of directors is requesting you to delegate to it, on the basis of its report, the capacity to make these issues during a period of 26 months in the terms of art. L.225-129-2, and to fix the terms of issue, and requests you in resolution n°25 to cancel your preferential subscription rights.

We conducted our examination in accordance with professional standards applicable in France. These require us to perform procedures to examine the method for determining the issue price of shares to be issued.

We have no matters to report as to the method of determining the issue price of shares to be issued given in the Management report concerning resolution n°21 with cancellation of preferential subscription rights, subject to the future examination of the terms of proposed issues; we do not issue any opinion on the method of determining the issue price of shares to be issued under resolutions n°24 and n°25 as these are not set out in the Management report.

We do not issue any opinion on the actual terms on which these operations will be carried out, as the issue price of shares to be issued is not fixed, nor, in consequence, on the proposed cancellation of preferential subscription rights in resolution n°25.

We shall issue a supplementary report in accordance with art. 155-2 of the decree of 23 March 1967 when your board of directors carries out these issues.

Mérignac and Maisons Alfort, April 27th, 2006
Statutory auditors

KPMG Audit	BDO MG SOFINTEX
Department of KPMG S.A.	Member of BDO
Eric Junières	Jean Guez
Partner	Partner

Statutory auditors' report on the increase in share capital with cancellation of preferential subscription rights reserved to members of a company or group savings scheme

Extraordinary general meeting to be held on 1 June 2006

To the shareholders,

In our capacity as statutory auditors of your company, and in accordance with the engagement under art. L.225-135 and following of the French Commercial Code, we present our report on the proposed delegation of capacity to the board of directors to make an increase in share capital by the issue of shares with cancellation of preferential subscription rights in a maximum amount of 2 million euros.

This capital increase is proposed for your approval in terms of art. L.225-129-6 of the French Commercial Code and art. L.443-5 of the French labour code.

Your board of directors proposes that you delegate your capacity to make an increase in capital, for a period of 26 months, on the basis of its report, and to renounce your preferential subscription rights on the issued share capital. The board of directors will fix the terms of any issue of shares.

Your board of directors will propose a report in accordance with art.154 and 155 of the decree of March 23, 1967. It is our responsibility to give our opinion concerning certain information contained in this report, and on the proposed cancellation of preferential subscription rights.

We conducted our examination in accordance with professional standards applicable in France. These require us to perform procedures to verify the information contained in the report to the general meeting concerning the operation, and the method of determining the issue price of shares to be issued.

We have no matters to report as to the method of determining the issue price of shares to be issued given in the board of directors' report, subject to the future examination of the terms of the proposed capital increases.

As the issue price of the shares to be issued is not yet fixed, we express no opinion on the final terms on which the capital increase will be made, or on the proposed cancellation of preferential rights to subscription which is, however, a logical consequence of the proposed operation.

We shall issue a supplementary report, if necessary, in accordance with art 155-2 of the decree of 23 March 1967 when your board of directors carries out these issues.

Mérignac and Maisons Alfort, April 27th, 2006
Statutory auditors

KPMG Audit	BDO MG SOFINTEX
Department of KPMG S.A.	Member of BDO
Eric Junières	Jean Guez
Partner	Partner

Statutory auditors' report on the allocation for no consideration of shares, in issue or to be issued, to company employees or offices

Extraordinary General Board Meeting to be held on 1 June 2006

To the shareholders,

In our capacity as statutory auditors of your company, and in accordance with the engagement under art. L.225-197-1 of the French Commercial Code, we present our report on the resolution for the allocation for no consideration of shares, in issue or to be issued, to company employees officers of SR. Teleperformance S.A. and its associated companies in terms of art. L.225-197-2 of the French Commercial Code.

Your Board of directors proposes a resolution for the authorisation to allocation for no consideration share, in issue or to be issued, and prepared a report on the proposed operation. It is our responsibility to make any observation we consider necessary on the information given to you on the proposed operation

In the absence of any specific professional standard in respect of this category of operation, which was put in place under legislation dated 30 December 2004, we have performed the procedures we considered necessary, in particular that the terms of the operation and the information given in the report of the Board of directors are in accordance with company law.

We have no matters to report as to the information given in the report of the Board of directors on the proposed allocation of shares for no consideration.

Mérignac and Maisons Alfort, April 27th, 2006
Statutory auditors

KPMG Audit	BDO MG SOFINTEX
Department of KPMG S.A.	Member of BDO
Eric Junières	Jean Guez
Partner	Partner

Report of the statutory auditors on the reduction of share capital to be performed by way of cancellation of shares

To the shareholders,

In our capacity as statutory auditors of SR. Teleperformance, and in accordance with the engagement under art. L.225-209, sub-paragraph 7 of the French Commercial Code in respect of the reduction of share capital by way of the cancellation of repurchased shares, we present our report on our assessment of the reasons and terms of the proposed share capital reduction.

We conducted our examination in accordance with professional standards applicable in France. These require us to perform procedures to examine whether the reasons and terms of the proposed reduction of share capital are in accordance with company law.

This operation is forming an integral part of the repurchased of shares by your company, within a maximum of 10% of outstanding shares under the terms of art.L.225-209 of the French Commercial Code. This repurchase authorization is proposed in another resolution to the general meeting, with a time limit of 18 months.

Your board of directors requests you to delegate to it, for a period of 26 months, all powers necessary to cancel repurchased shares to a maximum of 10% of outstanding shares for each period of 24 months, as a necessary part of the proposed related repurchase authorization.

We have no matters to report as to the reasons terms of the proposed reduction of share capital, noting that this operation cannot be carried out unless the general meeting agrees to authorise the repurchase by your company of its own shares.

Mérignac and Maisons Alfort, April 27th, 2006
Statutory auditors

KPMG Audit	BDO MG SOFINTEX
Department of KPMG S.A.	Member of BDO
Eric Junières	Jean Guez
Partner	Partner

3.6 g Resolutions

1. Ordinary Session of the Meeting

FIRST RESOLUTION
Approval of the financial statements

A Shareholders Meeting, acting in accordance with quorum and majority requirements for an ordinary shareholders meeting, after having been read:

- The Board of Directors' management report on the Company and the Statutory Auditors' report on the financial statements for the fiscal year ended 31 December 2005, and

- The Supervisory Board's report approved the annual financial statements for the period ended 31 December 2005, as presented, which showed a net profit of 13,597,161.93 euros.

It also approved the transactions set out in said statements or summarized in the aforementioned reports.

Consequently, the Shareholders Meeting granted discharge to the members of the Managing Board for their duties and responsibilities assumed during the past fiscal year.

It also granted discharge to the Statutory Auditors for the performance of their audit engagement.

SECOND RESOLUTION
Approval of the consolidated financial statements

The Shareholders Meeting, acting in accordance with the quorum and majority requirements for Ordinary Meetings, after being read the Board of Directors' management report on the Group's activities and the Statutory Auditors' report on the consolidated financial statements for the fiscal year ended 31 December 2005, approved such statements which showed a total net after-tax earnings of 62,324,000 euros, of which 58.251.000 euros represented the group's share of net earnings.

THIRD RESOLUTION
Related-party Agreement

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an ordinary shareholders meeting, after having read the Statutory Auditors' special report on related-party agreements coming under Article L 225-86 et seq. of the Commercial Code, approved the agreement for the debt forgiviness accorded to S.E.T., as mentioned in such report.

FOURTH RESOLUTION
Related-party Agreement

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an ordinary shareholders meeting, after having read the Statutory Auditors' special report on related-party agreements coming under Article L 225-86 et seq. of the Commercial Code, approved the compensation to be paid to Michel Peschard, under his contract of employment, as mentioned in such report.

FIFTH RESOLUTION
Related-party Agreement

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an ordinary shareholders meeting, after having read the Statutory Auditors' special report on related-party agreements coming under Article L 225-86 et seq. of the Commercial Code, approved the change in the payment made under the lease agreement for the management of a business ["location gérance"] granted to the subsidiary Teleperformance France, as mentioned is such report.

SIXTH RESOLUTION
Related-party Agreement

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an ordinary shareholders meeting, after having read the Statutory Auditors' special report on related-party agreements coming under Article L 225-86 et seq. of the Commercial Code, approved the non-compete agreements entered into with Messrs. Daniel Julien, Jacques Berrebi and Christophe Allard, as mentioned in such report.

SEVENTH RESOLUTION
Related-party Agreement

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an ordinary shareholders meeting, after having read the Statutory Auditors' special report on related-party agreements coming under Article L 225-86 et seq. of the Commercial Code, approved the modification of Michel Peschard's contract of employment, as mentioned in such report.

EIGHTH RESOLUTION
Appropriation of profits of losses

Upon a recommendation put forward by the Board of Directors, the Shareholders Meeting, acting in accordance with quorum and majority requirements for an ordinary shareholders meeting, and pursuant to Article L 232-11 of the Commercial Code, resolved to appropriate the results for fiscal year 2005 as follows:

Profits for the fiscal year	€13,597,161.93
Retained earnings	+ € 9,138,430.94
Total to be appropriated	€22,735,592.87
Ordinary Reserve	- €2 000,000.00
Distributable earnings	€20,735,592.87
Total Dividend	- €10,593,724.80
Balance to be set aside as retained earnings	€10,141,868.07

A dividend of 0.30 euro per share is to be paid out. Such dividend payment will be carried out on the 17th of July 2006.

The Shareholders Meeting resolved that, in accordance with Article L 225-210 of the Commercial Code, the amount of dividends corresponding to the Company's treasury shares on the dividend payment date will be allocated to the "Retained Earnings" account.

Pursuant to Article 158-3-2 of the General Tax Code, private individuals who are French tax residents benefit from a 40% tax abatement on the 0.30 euro per-share dividend when calculating personal income tax.

The Meeting was reminded that, in connection with fiscal year 2004, the following payments were made:

- In December 2004, a dividend tax credit on the net 0.15 euro per share dividend, carrying entitlement to a 50% tax abatement for private individuals who are French tax residents, in accordance with tax rules prior to the 1st of January 2005

- In July 2005, an additional 0.10 euro per share dividend carrying entitlement to a 50% tax abatement for private individuals who are French tax residents, in accordance with Article 158-3-2 of the French Tax Code

The Meeting was also reminded that the Company had paid a 0.20 euro net dividend per share in connection with fiscal year 2003 and a net dividend of 0.18 euro in connection with fiscal year 2002, both carrying entitlement to a 50% dividend tax credit for private individuals who are French tax residents, in accordance with tax rules prior to the 1st of January 2005.

NINTH RESOLUTION

Attendance Fees

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an ordinary shareholders meeting, resolved to set at 100,000 euros the total attendance fees to be distributed among the members of Supervisory Board, for fiscal year 2005.

TENTH RESOLUTION

Authorization to engage in transactions involving company shares

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an ordinary shareholders meeting, and having read the Board of Directors' report, and acting in accordance with Articles L. 225-209 et seq. of the Commercial Code, Articles 241-1 et seq. of the General Rules of the Financial Markets Authority and European Commission *Regulation n°* 2273/2003 dated 22 December 2003:

1. Resolved that the Company may purchase its own shares by virtue of the present resolution, in compliance with existing laws, rules and regulations; for the purpose of:

- Cancelling repurchased shares, subject to the Meeting's adoption of the thirty-first resolution as stipulated thereunder or pursuant to a similar authorization

- Implementing or honoring employee stock option plans or other allotments of shares in favor of employees and corporate officers and directors, in particular:

  - By inviting employees of the Company or related companies, as specified under Articles L. 225-180 or L. 233-16 of the Commercial Code, to acquire shares, directly or through the intermediary of a corporate mutual fund [fonds commun de placement d'entreprise], in accordance with legal requirements, and in particular Articles L. 443-1 et seq. of the Labor Code

  - By granting stock options and free shares to employees or authorized corporate officers and directors of the Company or of related companies, in accordance with Articles L. 225-177 et seq. and L. 225-197-1 et seq. of the Commercial Code

-Implementing or honoring undertakings made in connection with the issuance of equity securities

- Retaining them with a view toward allotting them at a later date in *payment or* exchange, as part of an expansion strategy by means of financial acquisitions of other companies or products

- Authorizing an independent investment services provider to handle the Company shares under a liquidity contract, in accordance with a code of conduct recognized by the French Financial Markets Authority

-More generally, carry out any transaction permitted by law

2. Resolved that:

-The maximum purchase price per share is set at 40 euros, exclusive of charges

-The amount of the funds that the Company can devote to repurchasing its own shares may not exceed 141,249,640 euros

- The maximum number of shares that may be repurchased by the Company pursuant to the present resolution may not exceed the limit of 10 % of the total number of shares comprising the share capital on the date on which such purchases occur

-The number of shares that the Company may purchase at any given time during a treasury share buy-back program, with a view toward retaining them and allotting them at a later date in payment or exchange, under a merger, split-off or capital contribution transaction, may not exceed 5 % of the shares comprising the Company's share capital

-The maximum number of shares held by the Company at any given time may not exceed 10 % of the total number of shares comprising the share capital

- The acquisition, sale, exchange or transfer of such shares may be carried out at any time, including in the context of a public offering, in one or more installments, by any means, within such limits and on the terms and conditions stipulated by laws and rules in force. Such transactions may be carried out by sale on the open market, by sale of blocks of shares, or through the exercise of options or derivative instruments, as the case may *be. The maximum* portion of the share capital that may be transferred in the form of blocks of shares is the total of the treasury share buy-back program

3. Set at 18 months from the present Shareholders Meeting, the effective period of such authorization, superseding the authorisation given under the seventeenth resolution of the Shareholders Meeting of 23 June 2005, and cancelling the period remaining under the previous authorization, and replacing the former authorization as of the effective date set by the Board of Directors.

4. Granted all powers to the Board of Directors, with right of delegation, to carry out such transactions, all formalities and declarations, to make any necessary adjustments related to equity transactions involving the Company and, more generally, do all things necessary to implement the present authorization.

2. Extraordinary Session of the Meeting

ELEVENTH RESOLUTION

Harmonization of Article 7 of the By-laws

The Shareholders Meeting, acting in accordance with quorum and *majority* requirements for an extraordinary session, and having read the Board of Directors' report, resolved to modify Article 7 (Capital Increase) of the By-laws as follows:

The second sub-paragraph was replaced by the following provisions:

"The Shareholders Meeting may delegate its authority or powers to the Managing Board as may be necessary to carry out the capital increase, which may be implemented in one or more installments, to establish the manner in which it is to be implemented, and to make the corresponding modifications in the By-laws."

The sixth and seventh sub-paragraphs are to be replaced by the following provisions: "The subscription period shall be at least five trading days, unless closed earlier in the event that the capital increase is subscribed by current shareholders as of right or the capital increase has been fully subscribed after the shareholders not having participated in the subscription have fully waived their subscription rights.

If the applications for shares by current shareholders as of right and other additional subscriptions, if any, have not absorbed the entire capital increase, the Board of Directors may, at its option, and in the order it elects, restrict the amount of the capital increase to the amount of subscriptions collected if such amount represents at least three-fourths of the planned capital increase, allocate the unsubscribed shares to persons of its choice, unless the meeting decides otherwise, or offer all or part of the unsubscribed shares for application by the public, if the meeting has provided for such possibility."

The rest of this article shall remain unchanged.

TWELFTH RESOLUTION

Harmonization of Article 9 of the By-laws

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report, resolved to modify Article 9 (Decrease in Capital) of the By-laws as follows:

The second sub-paragraph was replaced by the following provisions:

"The planned decrease in capital shall be submitted to the Statutory Auditors in accordance with the law, for the purpose of preparing their special report to the meeting on the causes and conditions of the decrease in capital."

The rest of this article shall remain unchanged

THIRTEENTH RESOLUTION

Harmonization of Article 13 of the By-laws

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report, resolved to modify and replace Article 13 (Reporting of Significant Shareholdings) of the By-laws as follows:

"All persons or legal entities possessing, individually or collectively, a number of shares representing more than one-twentieth, one-tenth, three-twentieths, one-fifth, one-fourth, one-third, one-half, two-thirds, eighteen-twentieths or nineteen-twentieths of the share capital or voting rights shall notify the Financial Markets Authority and the Board of Directors of the total number of shares and voting rights it holds within five (5) trading days of crossing the shareholding threshold."

"The information mentioned in the preceding sub-paragraph shall also be reported to the Financial Markets Authority and to the Board of Directors within the same time-period whenever the shareholding and/or voting rights fall below the aforementioned thresholds."

FOURTEENTH RESOLUTION

Harmonization of Article 15 of the By-laws

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report, resolved to modify Article 15 (Board of Directors - Membership) of the By-laws as follows:

At the end of the first sub-paragraph, the words "official listing on a stock exchange" shall be replaced by the words "trading on a regulated market".

The first sub-paragraph shall be further supplemented as follows:

"In accordance with the law, the members of the Board of Directors, as well as their minor children and their spouses holding company shares, must put such shares in registered form. Furthermore, the members of the Board of Directors must declare to the Financial Markets Authority all transactions carried out in respect of their company shares within five trading days."

The rest of the article shall remain unchanged.

FIFTEENTH RESOLUTION

Harmonization of Article 18 of the By-laws

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Managing Board's report, resolved to modify Article 18 (Powers and Obligations of the Board of Directors - Officers) of the By-laws as follows:

The third sub-paragraph of paragraph 3 shall be replaced by the following provisions:

"A Board of Directors member's title and related powers as Chairman or Officer of the Board of Directors may be removed at any time, upon a decision by the Supervisory Board."

The rest of the article shall remain unchanged."

SIXTEENTH RESOLUTION

Harmonization of Article 23 of the By-laws

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report, resolved to add the following two sub-paragraphs to Article 23 (Shares held by members of the Supervisory Board) of the By-laws as follows:

"In accordance with the law, the members of the Supervisory Board and the permanent representatives of legal entities must put their company shares in registered form. This obligation shall also apply to minor children and spouses of natural persons as well as to permanent representatives of members that are legal entities."

"Furthermore, the members of the Supervisory Board, including the permanent representatives of legal entities, must declare to the Financial Market Authorities all transactions they carry out in respect of the company shares they hold."

The rest of this article shall remain unchanged.

SEVENTEENTH RESOLUTION

Harmonization of Article 27 of the By-laws

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report, resolved to supplement the last sub-paragraph of paragraph 1 of Article 27 (Board Meetings ...) of the By-laws as follows:

"Internal rules of procedure may provide that Board members who take part in the Board Meeting via video conference or telecommunications devices shall be deemed to be present for the purposes of calculating quorum and majority requirements as prescribed by applicable rules and regulations. However, the actual presence in person or by proxy shall be necessary whenever stipulated by law."

EIGHTEENTH RESOLUTION

Harmonization of Article 31 of the By-laws

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report, resolved to modify Article 31 ([Related] Agreements between the company and members of the Board of Directors or the Supervisory Board) of the By-laws as follows:

The reference to the "5%" threshold mentioned in sub-paragraphs five and six of said article shall be replaced by "10%."

The rest of this article shall remain unchanged.

NINETEENTH RESOLUTION

Harmonization of Article 37 of the By-laws

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report, resolved to modify Article 37 (Special Provisions Applicable to Ordinary Shareholders Meetings) of the By-laws as follows:

The first sub-paragraph of paragraph 3 shall be replaced by the following wording:

"3. The Ordinary Shareholders Meeting shall not validly act upon the first notice of a meeting unless the shareholders present in person or represented by proxy or voting by postal mail hold at least one-fifth of the voting shares."

The rest of this article shall remain unchanged

TWENTIETH RESOLUTION

Harmonization of Article 38 of the By-laws

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report, resolved to modify Article 38 (Special Provisions Applicable to Extraordinary Shareholders Meetings) of the By-laws as follows:

The first sub-paragraph of paragraph 2 shall be replaced by the following wording:

"2. The Extraordinary Shareholders Meeting may not validly act unless the shareholders present in person or represented by proxy or voting by postal mail hold, upon the first call for a meeting, one-fourth of the voting shares, and, upon the second call for a meeting, one-fifth of the voting shares. If the latter quorum requirement is not met, the second meeting may be postponed until a later date that may not be later than two months beyond the date on which it had been called; at such postponed meeting, the one-fifth quorum requirement shall again apply."

The rest of this article shall remain unchanged.

TWENTY-FIRST RESOLUTION

Modification of Article 3 of the By-laws

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report, resolved to change the company name from "SR Teleperformance to "Teleperformance" and to modify Article 3 (Company Name) of the By-laws as follows:

The first sub-paragraph of paragraph 1 shall be replaced by the following wording:

"The Company name is: "Teleperformance."

The rest of this article shall remain unchanged.

TWENTY-SECOND RESOLUTION

Modification of Article 24 of the By-laws

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report, resolved to reduce from 6 years to 4 years the term of office for members of the Supervisory Board and to modify Article 24 on the Supervisory Board (Term of Office ...) of the By-laws as follows:

The first sub-paragraph of paragraph 1 shall be replaced by the following wording:

"1. The members of the Supervisory Board shall be appointed to serve for (4) years, with their term of office expiring at the close of the Ordinary Shareholders Meeting called to approve the financial statements for the past fiscal year and held in the year during which their term of office expires. They are eligible for re-appointment."

The rest of this article shall remain unchanged.

TWENTY-THIRD RESOLUTION

Extension of the expiry date of the Employee Stock Option Plans, on the 25th of June 2001

In a meeting held on the 25th of June 2001, the Extraordinary Shareholders Meeting authorized the Board of Directors to proceed with the issuance, in one or more installments, of stock options carrying the right to subscribe for new Company shares, for the benefit of certain officers, directors and employees of the Company and of related French or foreign companies. The conditions governing such authorization were, among others, as follows:

- The delegation of powers was granted to the Board of Directors for a duration of 38 months

- The maximum authorised capital increase was set at 2,250,000 euros

- The maximum duration of the option plans was set at six years between the option grant date and their expiry date

- All powers were granted to the Board of Directors, for the duration of the delegation of powers, for the purpose of:

  - Granting the options
  - Setting the time limits and manner of exercising the stock options on the grant date

- Carrying out all required formalities

- Making the corresponding modifications to Article 6 of the By-laws regarding the share capital

Making use of such delegation of powers, the Board of Directors decided, in a meeting also held on the 25th of June 2001, to create the Employee Stock Option Plan *A* for the subscription of 595,750 new Company shares and Stock Option Plan *B* for the subscription of 239,000 new Company shares, both for a duration of five years. In particular, the Board of Directors set the stock option subscription period, under Employee Stock Option Plan *A* and *B*, as follows: the options coming under stock option plans *A* and *B* may be exercised only in a single operation, during a period running from the 26th of June 2005 until the 25 of June 2006, after which date the options not exercised shall lapse.

After due consideration, the Extraordinary Shareholders Meeting resolved to extend the stock option subscription date under the Employee Stock option Plans *A* and *B* from the 25th of June 2001 until the 25th of June 2007, inclusive.

The other terms and conditions governing the authorization granted by the meeting of 25 June 2001 remain unchanged.

TWENTY-FOURTH RESOLUTION

Delegation of powers and authority to the Board of Directors, for a period of 26 months, to carry out the capital increase, while maintaining preferential subscription rights, through the issuance of ordinary shares or any equity securities of the Company or of its subsidiaries, for a maximum nominal amount of fifty million euros (ordinary shares) and three hundred million euros (debt securities), while also taking into account the amounts set out in resolution twenty-five.

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report and the Statutory Auditors' special report, and in compliance with legal requirements, and in particular Articles L.225-129 to L.225-129-6, L.228-91 to L.228-93 of the Commercial Code:

1. Delegated powers and authority to the Board of Directors, with the right of sub-delegation to any person authorized by law, to carry out, in France or abroad, in the proportions and at those times it deems fit, the capital increase with maintenance of preferential subscription rights, in one or more installments, through the issuance of ordinary Company shares or any securities, including equity warrants, carrying entitlement to subscribe, by any and all means, immediately and/or in the future, to ordinary shares of the Company or of another company in which the Company holds directly or indirectly more than one-half of the share capital (a "Subsidiary").

The securities so issued carrying entitlement to subscribe for ordinary shares of the Company or of a Subsidiary may consist of debt securities or may be associated with such securities.

The ordinary shares shall be denominated in euros; securities other than the ordinary shares shall be denominated in euros, or in a foreign currency, or in any monetary unit established by reference to a set of several currencies.

2. Set the limit of the transactions so *authorized* as follows:

- The maximum nominal amount of ordinary shares that may be issued immediately or in the future under the present delegation was set at fifty million euros, it being specified that (i) offset against such amount shall be the nominal amount of any ordinary shares issued by virtue of the twenty-fifth resolution made by this Meeting and (ii) if need be, such amount shall be increased by an additional amount of shares to be issued to protect the rights of equity security holders, in accordance with the law

- The maximum nominal amount of debt securities carrying entitlement to subscribe for ordinary shares is set at three hundred million euros, it being specified that, shall be taken into account the nominal amount of any shares issued pursuant to the twenty-fifth resolution made by the present Meeting

3. In the event that the Board of Directors makes use of the present delegation of powers:

- The Meeting decided that, proportionately to the amount of their shareholdings, the shareholders shall have a preferential right to subscribe for ordinary shares and securities issued pursuant to the present delegation of powers

- The Meeting decided that, in accordance with Article L. 225-134 of the Commercial Code, if the shares that can only be subscribed for by current shareholders as of right, or any shares that can be subscribed for by buying rights in the market, if any, have not absorbed the share or securities issue in its entirety, the Board of Directors may, at its discretion, and in the order it elects, limit the issue to the amount of subscriptions received, provided that such amount attains *at least* three-fourths of the issue as decided, or freely allot the unsubscribed shares in whole or in part, and/or offer the for sale in a public offering

- The Meeting acknowledged that the present delegation of power entails the waiver by shareholders of their preferential subscription right to ordinary shares of the Company made available by virtue of securities liable to be issued pursuant to such delegation.

4. Set the effective period of such delegation of powers at 26 months commencing from today's date.

5. Granted all powers to the Board of Directors, with right of sub-delegation, for the purpose of implementing this delegation of powers in accordance with legal requirements, and for the purpose of making corresponding changes to the By-laws.

TWENTY-FIFTH RESOLUTION

Delegation of powers and authority to the Board of Directors, for a period of 26 months, for the purpose of carrying out the capital increase, while cancelling preferential subscription rights, through the issuance of ordinary shares or any securities carrying entitlement to equity interest in the Company or its subsidiaries, for a maximum nominal amount of fifty million euros (ordinary shares) and three hundred million euros (debt securities), while also taking into account the amounts set out in resolution twenty-four.

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report and the Statutory Auditors' special report, and in compliance with legal requirements, and in particular Articles L.225-129 to L.225-129-6, L.225-135 and L.225-136, L.228-91 to L.228-93 of the Commercial Code:

1. Delegated powers and authority to the Board of Directors, with the right of sub-delegation to any person authorized by law, to carry out, in France or abroad, in the proportions and at those times it deems fit, the capital increase with cancellation of preferential subscription rights, in one or more installments, through the issuance of ordinary Company shares or any securities, including equity warrants, carrying entitlement to subscribe, by any and all means, immediately and/or in the future, to ordinary shares of the Company or of another company in which the Company holds directly or indirectly more than one-half of the share capital (a "Subsidiary").

The securities so issued carrying entitlement to subscribe for ordinary shares of the Company or of a Subsidiary may consist of debt securities or may be associated with such securities.

The ordinary shares shall be denominated in euros; securities other than the ordinary shares shall be denominated in euros, or in a foreign currency, or in any monetary unit established by reference to a set of several currencies.

2. Resolved that these issues may be carried out, notably:

- In payment of securities brought into the Company under an offer to exchange securities, including securities issued by the Company, under the terms and condition set forth in Article L. 225-148 of the Commercial Code

- Subsequently to the issuance by one of the companies in which the Company holds directly or indirectly more than one-half of the share capital, of equity securities carrying entitlement to subscribe for equity interest in the Company, in accordance with Article L. 228-93 of the Commercial Code

3. Set, up to the limit of the unused fraction of the respective ceilings set forth in the twenty-fourth resolution, at:

- Fifty million euros as the maximum nominal amount of ordinary shares that may be issued without preferential subscription rights by virtue of the present delegation of powers, which amount may be increased, if need be, by the additional amount of shares necessary to issue in order to protect the rights of equity security shareholders, in accordance with the law

- Three-hundred million euros, as the maximum nominal amount of debt securities carrying entitlement to ordinary shares that may be issued by virtue of the present delegation of powers

4. Resolved to cancel the preferential subscription right to such securities and to grant the Board of Directors authority to allocate shareholders a priority subscription period pursuant to Article L. 225-135 of the Commercial Code.

5. Acknowledged that the present delegation of powers entails the waiver by shareholders of their preferential subscription right to shares carrying entitlement to securities liable to be issued under the present delegation of powers.

6. Resolved that the issue price of the shares will be at least equal to the legally authorized minimum.

7. Set the effective period of such delegation of powers at 26 months commencing from today's date.

8. Granted all powers to the Board of Directors, with right of sub-delegation, for the purpose of implementing this delegation of powers in accordance with legal requirements, and for the purpose of making corresponding changes to the By-laws.

TWENTY-SIXTH RESOLUTION

Board of Directors given authority, over a period of 26 months, to increase the number of shares to be issued in the event that demand exceeds the number of shares offered under the capital increase, with or without preferential subscription rights, up to a limit of 15% of the initial share issue.

The Shareholders Meeting acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report and the Statutory Auditors' special report and in compliance with legal requirements, and in particular Articles L. 225-129 to L. 225-129-6 and L. 225-135-1 of the Commercial Code:

1. Authorized the Board of Directors, in the event that the demand for subscriptions exceeds the number offered under a capital increase carried out in accordance with the twenty-fourth and twenty-fifth resolutions of the present Meeting, with the right to sub-delegate powers to any person authorized by law, to decide to increase the number of shares to be issued, in accordance with Article L. 225-135-1 of the Commercial Code, within thirty days from the close of the subscription, under the same terms as those applied to the initial share issue, up to a limit of 15 % of the initial issue.

2. Set the effective period of such delegation of powers at 26 months commencing from the date of today's meeting.

3. Granted all powers to the Board of Directors, with right of sub-delegation, for the purpose of implementing this delegation of powers in accordance with legal requirements, and for the purpose of making corresponding changes to the By-laws.

TWENTY-SEVENTH RESOLUTION

Delegation of powers and authority to the Board of Directors, over a period of 26 months, to carry out a capital increase, up to a limit of 10 % of the share capital, against contributions-in-kind taking the form of capital stock and equity securities by outside companies.

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report, and in compliance with Articles L. 225-129 to L. 225-129-6 and L. 225-147 of the Commercial Code:

1. Delegated authority to the Board of Directors, with right of sub-delegation to any legally authorized person, to decide, on the basis of the report or reports prepared by the auditor appointed by the French commercial court to control the non-cash contributions transactions, whether or not to carry out one or more capital increases by issuing ordinary Company shares or securities carrying entitlement by any means, immediately and/or in the future, to existing shares or shares subsequently issued, with a view toward paying contributions in kind made to the Company consisting of shares or securities carrying entitlement to equity interest, whenever the provisions of Article L. 225-148 of the Commercial Code do not apply.

Set the ceiling on the capital increase at 10 % of the share capital liable to arise, immediately or in the future, from the share issues carried out by virtue of the delegation of powers.

2 Decided to cancel the shareholders' preferential right to subscribe for ordinary shares so issued, and acknowledged that the present delegation of powers entails the waiver by shareholders of their preferential subscription right to ordinary shares of the Company to which they would have been entitled to in connection with the securities issued pursuant to the present delegation of powers, all of which rights are waived in favor of holders of shares or securities that are the subject of the contributions in kind.

3. Set the effective period of such delegation of powers at 26 months commencing from today's date.

4. Granted all powers to the Managing Board, with right of sub-delegation, for the purpose of approving the valuation of the contributions, to decide on and acknowledge the consummation of the capital increase in payment of the contribution, to apply toward the share premium, any charges or duties associated with the capital increase, to deduct from the share premium, if need be, the sums to be set aside in legal reserves, to make corresponding changes in the By-laws and, more generally, to do all things necessary.

TWENTY-EIGHTH RESOLUTION

Delegation of powers and authority to the Managing Board, over a period of 26 months, to carry out a capital increase by means of capitalizing reserves, profits or premiums, or other sums approved for capitalization

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Managing Board's report, and in compliance with Articles L.225-129 to L.225-129-6 and L225-130 of the Commercial Code:

1. Delegated authority to the Managing Board, with right of sub-delegation of powers to any person authorized by law, to decide to carry out the capital increase, in the proportions and at the times it deems fit, in one or more installments, by capitalization of reserves, profits, premiums or other sums approved for capitalization, to be carried out by creating and allotting bonus shares or by augmenting the par value of existing shares or by a combination of these two procedures.

2. Decided that the nominal amount of the capital increases that may be carried out under the present delegation of powers shall be set at one-hundred forty million euros, it being specified that, added to such ceiling shall be any additional amounts of shares that are issued to protect the rights of holders of securities carrying entitlement to equity interest in the Company, as prescribed by law.

3. In the event that the Managing Board makes use of the present delegation of powers, it was decided that, under a capital increase by means of the allotment of bonus shares, in accordance with Article L.225-130 of the Commercial Code, that rights to fractional shares shall not be negotiable or assignable and the corresponding shares shall be sold, and the sums obtained from the sale shall be allotted to the rights holders within the time limits fixed by applicable law.

4. Set the effective period of such delegation of powers at 26 months commencing from today's date.

5. Granted all powers to the Managing Board, with right of sub-delegation, for the purpose of implementing the present delegation of powers in accordance with legal requirements, appropriate all sums necessary to build up the legal reserve to one-tenth of the share capital and make corresponding modifications to the By-laws.

TWENTY-NINTH RESOLUTION

Delegation of powers and authority to the Managing Board, over a period of 26 months, for the purpose of carrying out capital increases reserved for members of the Group-wide or Company-wide Employee Stock option Plan, up to a maximum nominal amount of two million euros.

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Managing Board's report and the Statutory Auditors' special report, and in compliance with legal requirements, and in particular Articles L. 225-129 to L. 225-129-6 and L. 225-138-1 of the Commercial Code and L. 443-1 et seq. of the Labour Code:

1. Delegated authority to the Managing Board, with right of sub-delegation to any person authorized by law, to decide to carry out an increase in capital, in one or more installments, whether or not by series, at its sole discretion, in a maximum nominal amount of two million euros by means of issuing shares or securities carrying entitlement to equity interest in the Company, with such increase being reserved for members of a company or group-wide employee stock option plan to be set up beforehand.

2. Decided that the present authorization shall entail the cancellation of the shareholders' preferential subscription right, for the benefit of said members of the company or group-wide Employee Stock option Plan, in respect of company shares or securities to be issued under the present resolution and the waiver of their preferential subscription right to shares to which they may be entitled in connection with the securities issued on the basis of the present delegation of powers.

3. Decided, pursuant to Article L.443-5 of the Labor Code, to set the discount at 20 % of the average trading price of the Company share as traded on Eurolist by Euronext Paris SA over the twenty trading sessions prior to the date on which the decision is taken to fix the opening date of the subscription. However, the Shareholders Meeting authorized the Managing Board to replace the discount, in whole or in part, by the granting of bonus shares or securities carrying entitlement to equity interest in the Company, to reduce or not grant a discount, all of which things it may do within the limits prescribed by applicable laws or regulations.

4. Decided that the Managing Board may, within the limits set forth in Article L. 443-5 of the Labor Code, allot bonus shares or securities carrying entitlement to equity interest in the Company in connection with the Employer's contribution to the Employee Stock option Plan.

5. Set the effective period of such authorization at 26 months commencing from today's date.

6. Granted all powers to the Managing Board, with right of delegation, for the purpose of, notably:

- Setting all of the terms and conditions governing the prospective transaction, including

- Specifying the scope of companies involved by the offer, which scope may be narrower than the scope of companies eligible to participate in the Group or Company-wide Employee Stock Option Plan

- Setting the terms and conditions governing the security issue to be carried out pursuant to the present authorization, and notably, as regards deciding on the amounts to be proposed under the subscription, fixing the issue price, dates, time limits, subscription terms and conditions, payment, delivery, and benefit of shares or securities carrying entitlement to equity interest in the Company

- On the basis of its sole decision in these regards, after each capital increase, recording the charges and expenses associated with the capital increase in the related share premium accounts and setting aside from such amount the sums necessary to bring the legal reserve to one-tenth of the new share capital

- Carrying out all acts and formalities as may be required to implement and acknowledge the capital increase or capital increases undertaken pursuant to this authorization, and in particular, to make corresponding modifications to the By-laws, and, more generally, to do all things necessary

THIRTIETH RESOLUTION

Authorization given to the Board of Directors, over a period of 38 months, for the purpose of awarding bonus shares, consisting of existing or new shares, up to a limit of 2.30% of the Company's share capital.

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report and the Statutory Auditors' special report, and in compliance with legal requirements, and in particular Articles L. 225-129 to L. 225-129-5, and L. 225-197-1 to L 225-197-5 of the Commercial Code:

1. Authorised the Board of Directors to award bonus shares, consisting of existing shares or new shares issued by the Company, in one or more installments, in favor of salaried employees of the Company and of the related companies as described in Article L 225-197-2 of the Commercial Code, or certain categories of employees, as well as corporate officers of the Company as mentioned in Article L. 225-197-1 of the Commercial Code and those of related companies, or certain categories of such employees.

2. Decided that the Board of Directors shall designate those entitled to benefit from such awards as well as the conditions and the eligibility criteria, if any, including but not limited to such things as length of service, requirements pertaining to maintaining a contract of employment or a corporate office throughout the vesting period, and any other financial condition or any individual or collective performance criteria.

3. Decided that the total number of bonus shares awarded may not represent more than 2.30 % of the Company's share capital on the date of the present meeting.

4. Decided that the allocation of shares shall vest with the beneficiaries at the end of a vesting period lasting at least two years, and the beneficiaries shall be obliged to observe a minimum mandatory holding period of two years, with the Board of Directors having all powers to set a longer vesting period and mandatory holding period, up to a limit of four years each.

5. Authorized the Board of Directors to revise, if need be, during the vesting period, the number of shares allotted in connection with any equity transactions involving the Company's share capital.

6. Authorized the Board of Directors to set aside an unavailable reserve, earmarked for the allottees' shareholding rights, in an amount equal to the total par value of shares liable to be issued under a capital increase, by drawing requisite sums off all reserves at the Company's disposal.

7. Decided to authorize the Board of Directors to draw on the unavailable reserve in order to book the par value of shares to be issued in favor of their beneficiaries.

8. Acknowledged that, in the event of an allotment of bonus shares, the present delegation of powers shall entail the waiver by shareholders of their preferential subscription rights in respect of the bonus shares to be issued, in favor of the beneficiaries of such shares.

9. Set the effective period of this delegation of powers at 38 months commencing from today's date.

10. Granted all powers to the Board of Directors, with right of delegation for the purpose of implementing the present delegation, for the purpose of performing all acts and formalities, carrying out and acknowledging the capital increase or capital increases made pursuant to the present authorization, making corresponding modifications to the By-laws and, more generally, doing all things necessary.

THIRTY-FIRST RESOLUTION

Authorization granted to the Board of Directors to cancel treasury shares held by the Company, up to a limit of 10% per 24-month period

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, and having read the Board of Directors' report and the Statutory Auditors' special report, and in compliance with legal requirements, and in particular Article L. 225-209 of the Commercial Code:

1. Authorized the Board of Directors, to cancel, in whole or in part, the Company shares acquired by it in connection with implementing the authorization set forth in the tenth resolution of the ordinary shareholders meeting, which it may do at its sole discretion, in one or more installments, up to a limit of 10 % of the total number of shares per 24-month period, by recording the difference between the purchase value of the cancelled shares and their par value in the share premiums and available reserves accounts, including the recording of such difference in the 10% legal reserve account.

2. Set the duration of the present authorization at 26 months commencing on the date of today's meeting, cancelling the time remaining under the previous authorization and replacing the authorization granted by the Shareholders Meeting held on the 23rd of June 2005, under the eighteenth resolution dealing with the same subject matter.

3. Granted all powers to the Board of Directors, with right of sub-delegation, for the purpose of acknowledging the consummation of the capital increase(s), making the corresponding modifications to the By-laws, and carrying out all required formalities.

THIRTY-SECOND RESOLUTION:

POWERS

The Shareholders Meeting, acting in accordance with quorum and majority requirements for an extraordinary session, granted all powers to the bearer of a copy or extract of the minutes of this meeting, to make all filings and publications relating to the foregoing resolutions.

3.7 a Consolidated Financial Statements and Statutory Auditors' Report

2005 and 2004 consolidated financial statements (IFRS standards)

The consolidated financial statements of the Group for the year ended December 31st, 2004 and 2005 have been drawn up in accordance with IFRS standards as adopted by the European Union at December 31st, 2005.

They appear as follows:

2004 and 2003 consolidated financial statements (French accounting standards)

The consolidated financial statements of the Group, drawn up in compliance with accounting rules and methods applicable to consolidated financial statements approved by order of June 22, 1999 that approves regulation No. 99-02 of the Accounting Regulation Committee, appear in the Registration Document filed with the AMF (Financial Markets Authority) under number D.05-0549 on April 26th, 2005 and in the Registration Document filed with the AMF under number D.04-0650 on May 4th, 2004.

Consolidated Balance Sheet

(in thousand euros)	NOTES		YEAR ENDED DECEMBER 31, 2005		YEAR ENDED DECEMBER 31, 2004
ASSETS					
Non-current assets			490,239		391,231
Intangible assets	3-1	345,324		269,259	
Including goodwill		332,485		259,221	
Property, plant and equipment	3-2	124,739		98,266	
Investment property	3-3	1,869		2,086	
Investments in associates	3-4	13		25	
Financial assets	3-5	11,929		12,484	
Deferred tax assets	3-6	6,365		9,111	
Current assets			569,549		452,974
Inventories	3-7	2,137		2,752	
Current income tax receivable		11,472		4,530	
Accounts receivable - Trade	3-8	316,132		250,677	
Other current assets	3-8	34,809		29,276	
Other financial assets	3-5	7,027		6,302	
Cash and cash equivalents	3-11	197,863		157,019	
Non-current assets classified as held for sale	3-13	109		2,418	
TOTAL ASSETS			1,059,788		844,205
EQUITY AND LIABILITIES					
Equity	3-9		440,752		350,538
Attributable to equity holders of the parent		426,739		336,689	
Minority interests		14,013		13,849	
Non-current liabilities			235,679		220,974
Provisions	3-10	4,509		3,201	
Financial liabilities	3-11	228,778		213,999	
Deferred tax liabilities	3-6	2,392		3,774	
Current liabilities			383,357		272,693
Provisions	3-10	5,254		3,537	
Current income tax		18,282		8,017	
Accounts payable - Trade	3-12	65,377		50,072	
Other current liabilities	3-12	146,766		132,804	
Other financial liabilities	3-11	147,678		77,414	
Non-current liabilities classified as held for sale	3-13			849	
TOTAL EQUITY AND LIABILITIES			1,059,788		844,205

Consolidated Income Statement

(in thousand euros)	NOTES		YEAR ENDED DECEMBER 31, 2005		YEAR ENDED DECEMBER 31, 2004
Revenue			1,195,868		952,901
Other revenue			2,015		4,154
Personnel	4-3		-810,505		-636,615
Purchases and expenses	4-4		-215,319		-196,767
Taxes other than income taxes			-10,943		-7,856
Depreciation and amortization			-46,814		-39,303
Impairment loss on goodwill			-5,742		-1,516
Change in inventory of finished goods and work-in-progress			-305		214
Other operating revenue	4-2		4,246		5,447
Other operating expenses	4-2		-6,441		-3,638
Net operating profit before financing costs			106,060		77,021
Income from cash and cash equivalents			3,043		3,552
Interest on financial liabilities	4-5		-16,106		-10,092
Net financing costs			-13,063		-6,540
Other financial income	4-5		6,841		4,214
Other financial expenses	4-5		-5,957		-6,084
Share of profit of associates			7		20
Income taxes	4-6		-33,120		-23,692
Profit after taxes but before gain on discontinued operations			60,768		44,939
Gain on sale of discontinued operations, net of tax	4-7		1,556		10,117
Net profit			62,324		55,056
- Attributable to equity holders of the parent		58,251		51,132	
- Attributable to minority interests		4,073		3,924	
Basic earnings per share (euro)	4-8		1.65		1.45
Diluted earnings per share (euro)	4-8		1.45		1.25

Statement of Cash Flows

(in thousand euros)

I CASH FLOWS FROM OPERATING ACTIVITIES	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004
Net profit attributable to equity holders of the parent	58,251	51,132
Net profit attributable to minority interests	4,073	3,924
Depreciation and amortization	52,403	40,820
Change in provisions	2,688	332
Net expense relating to share-based payments	610	315
Non-cash effect of transition to IFRS	2,092	
Share of profit of associates	-7	-20
Net gain on disposal of non-current assets, net of tax	-44	-10,194
Change in deferred tax assets and liabilities	175	4,189
Other	251	-192
Internally generated funds from operations	120,492	90,306
Change in working capital requirements relating to operations	-17,814	-37,586
NET CASH FROM OPERATING ACTIVITIES	102,678	52,720
II CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of non-current assets		
- Intangible assets and property, plant and equipment	-48,891	-46,913
- Investments	-12,223	-83,954
- Loans and advances	-3,824	-5,402
Proceeds relating to disposals of non-current assets		
- Intangible assets and property, plant and equipment	1,368	10,271
- Investments	2,258	3,803
- Loans and advances	4,604	2,024
NET CASH FROM INVESTING ACTIVITIES	-56,708	-120,171
III CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from the issue of share capital		1,856
Dividends paid to parent company shareholders	-3,537	-12,360
Dividends paid to minority interests in consolidated subsidiaries	-2,108	-3,093
Repayment of borrowings	-55,613	-75,542
Proceeds from new borrowings	34,569	34,137
NET CASH FROM FINANCING ACTIVITIES	-26,689	-55,002
CHANGE IN CASH AND CASH EQUIVALENTS	19,281	-122,453
- Net cash at January 1	129,530	254,565
- Net cash at December 31	152,025	129,146
- *Effect of exchange rates on cash held*	3,214	-2,966
* Reconciliation with balance sheet		
Assets - Cash and cash equivalents	197,863	157,019
Liabilities - Bank overdrafts and advances (see note 3-11)	-45,838	-27,873
- Net cash	152,025	129,146

Changes in Consolidated Equity

(In thousand euros)	Attributable to equity holders of the parent				Minority interests
	Share capital	*Translation reserve*	*Retained earnings*	*Total*	*Total*
At January 1, 2004	**88,281**		**223,681**	**311,962**	**18,584**
Changes in consolidation scope					-5,452
Translation differences		-14,028		-14,028	-505
Share-based payments			315	315	
Other			-334	-334	271
Net profit			51,132	51,132	3,924
Dividends			-12,358	-12,358	-2,973
At January 1, 2005	**88,281**	**-14,028**	**262,436**	**336,689**	**13,849**
Effect of changes in accounting policy arising from the adoption of IAS 32/39			9,051	9,051	-3,276
At January 1, 2005 as restated	88,281	-14,028	271,487	345,740	10,573
Changes in consolidation scope					233
Translation differences		27,942	*-1,683	26,259	1,242
Share-based payments			630	630	
Other			-593	-593	
Own shares acquired			-13	-13	
Net profit			58,251	58,251	4,073
Dividends			-3,535	-3,535	-2,108
At December 31, 2005	**88,281**	**13,914**	**324,544**	**426,739**	**14,013**

* Regularization of the reclassification of the translation differences in the consolidated reserves at January 1st, 2004.

The amount of the translation differences may be analysed by geographical segment at December 31, 2005, as follows

	Amount
Europe	1,530
NAFTA	8,941
Rest of the World	3,443
TOTAL	13,914

Notes to the Consolidated Financial Statements

1. Significant Accounting Policies

SR.Teleperformance (the "Company") is incorporated under French law.

The consolidated financial statements of the Company for the year ended December 31, 2005 comprise the Company and its subsidiaries (together referred to as the "Group").

These are the Group's first consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

The financial statements were approved by the Board of Directors on March 10th, 2006.

(a) Explanation of transition to IFRS

These are the Group's first consolidated financial statements prepared in accordance with IFRS.

The opening IFRS balance sheet at January 1, 2004 (the Group's date of transition), and the income statement and balance sheet for the year ended December 31, 2004, prepared in accordance with IFRS 1 (First time adoption of IFRS) were published in a note issued on June 15th, 2005, which set out the principal effects of the transition to IFRS (included as note II).

The Company has complied with the transition rules of IFRS I in the preparation of its opening balance sheet as of January 1, 2004. This standard requires retrospective application of IFRS, subject to certain required exemptions or optional treatments.

The Group has made the following elections (see also note II):

- Business combinations: business combinations prior to January 1, 2004 have not been restated

- Translation differences: cumulative differences resulting from the translation of the financial statements of foreign subsidiaries as of January 1, 2004 have been reclassified to retained earnings

- Employee benefits: the Group has opted to recognize prior unrecognized actuarial gains or losses

- Fair value of intangible assets, property, plant and equipment, and investment property: no revaluation has been made

- Share-based payments: IFRS 2 has not been adopted in respect of share options granted prior to November 7, 2002

The Company has elected for early adoption of IFRS 5 to assets which are classified as held for sale and operations classified as discontinued, with effect from January 1, 2004. The Company has also elected to apply IAS 32 and 39 in respect of financial instruments with effect from January 1, 2005 without any comparative presentation. The effect of this election, which is set out in note 10, was recognized in equity, and was also explained in the notes to the interim consolidated financial statements for the six months ended June 30, 2005.

These elections are unchanged in respect of the 2005 consolidated financial statements, with the exception of the treatment of commitments for the acquisition of shareholdings of minority interests. At June 30, 2005, the Group had elected to account for the recognition of the financial liability by an equivalent reduction of equity, whereas in the consolidated financial statements for the year ended December 31, 2005, goodwill has been recognized for the excess of the financial liability over the carrying amount of the related minority interest, as set out in note p. The Group is expecting a statement by IFRIC on this matter.

(b) Basis of preparation

The financial statements are presented in thousands of Euros, rounded to the nearest thousand.

They are prepared on the historical cost basis, except that the following assets and liabilities are stated at fair value: derivative financial instruments, financial instruments held for trading, financial instruments classified as available-for-sale. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at January, 2004 for the purposes of the transition to IFRS.

In accordance with IAS 8.30, early adoption of standards and interpretations which came into force after December 31, 2005 has not been made.

The accounting policies have been applied consistently by Group entities.

The preparation of financial statements in conformity with IFRS requires to make estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses, particularly in respect of the following:

- Depreciation and amortization rates

- The calculation of impairment losses on assets

- The estimation of the financial liability in respect of commitments for the acquisition of shareholdings of minority interests

These estimates and underlying assumptions are based on information available at the time of preparation of the financial statements, and may be revised in a future period if circumstances change or if new information is available. Actual results may differ from these estimates.

(c) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

Joint ventures

The Company is not a party to any joint venture.

Transactions eliminated in the consolidation statements

Intragroup balances and any unrealized gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated to the extent of the Group's interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d) Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Euro at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Euro at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Euro at rates approximating to the foreign exchange rates ruling at the dates of the transactions, unless the exchange rate has fluctuated significantly. Foreign exchange differences arising on translation are recognized directly in a separate component of equity.

The Company has no foreign operations in any country defined by the IASB as a hyperinflationary economy.

Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to translation reserve. They are released into the income statement upon disposal.

(e) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from financing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are measured at fair value. The gain or loss on remeasurement to fair value is recognized immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current credit worthiness of the swap counterparties.

(f) Hedging

Cash flow hedges

The Group has no derivative financial instrument designated as a cash flow hedge.

Hedge of monetary assets and liabilities

Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognized monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognized in the income statement.

(g) Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy n). The Group has no self-constructed assets.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases.

The Company has no property held under finance leases.

Subsequent costs

The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably.

All costs of repairs and running maintenance are recognized in the income statement as an expense as incurred.

Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

- Buildings: 20 - 25 years
- Office and IT equipment: 3 - 5 years
- Other assets: 3 - 10 years

(h) Intangible assets

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries and associates. In respect of business acquisitions that have occurred since January 1, 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to January 1, 2004 has not been reconsidered in preparing the Group's opening IFRS balance sheet at January 1, 2004.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortized but is tested at least annually for impairment (see accounting policy n).

Negative goodwill arising on an acquisition is recognized directly in the income statement.

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (see accounting policy n).

Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortization (see below) and impairment losses (see accounting policy n).

Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

Subsequent expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortization

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

- Software: 3 - 5 years
- Capitalized development costs: 3 - 5 years
- Patents and trademarks: 10 years
- Non-compete agreement: 10 years

(i) Investment property

The Group has elected not to record its investment properties at fair value.

Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are stated at the lower of historical cost and fair value. The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.
Rental income from investment property is accounted for as described in accounting policy (t).

Depreciation on investment property is charged to the income statement on a straight-line basis over the estimated useful life of each property, which is between 20 and 25 years.

(j) Financial assets

Current and non-current financial assets comprise the following:

- Shareholdings in non-consolidated companies classified as available for sale (non-current financial assets) and should be stated at fair value in accordance with IAS39, with any change in fair value being recognized directly in equity.
However, fair value cannot be measured reliably as the shareholdings are in unlisted companies, and they are stated at cost of acquisition, unless an impairment loss is recognized in the income statement as a result of an objective indication of a permanent decline in value.

- Loans and other receivables, stated at amortized cost: this heading includes in particular receivables or advances granted to associates or non-consolidated entities, and guarantee deposits principally relating to property leases. These loans and other receivables are initially stated at fair value plus directly attributable costs; at each balance sheet date, these assets are measured at amortized cost.

- Derivative financial instruments used to hedge exposure to foreign exchange and interest rate risks (the Group uses swaps), measured at fair value at each balance sheet date. Changes in the fair value of these instruments are recognized as financial income or expense, as the Group does not apply hedge accounting.

(k) Accounts receivable - Trade and Other current assets

Accounts receivable trade and Other current assets are stated initially at fair value, and at amortized cost less any impairment losses at each balance sheet date (see accounting policy n).

(l) Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(m) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investments in managed funds made with a short-term objective, measured at fair value, with changes in fair value recognized in the income statement.

Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows, but are classified as other current financial liabilities on the balance sheet.

(n) Impairment

The carrying amounts of the Group's assets, other than inventories (see accounting policy l) and deferred tax assets (see accounting policy x), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.
An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Goodwill and indefinite-lived intangible assets were tested for impairment at January 1, 2004, the date of transition to IFRS, even though no indication of impairment existed.

Calculation of recoverable amount

- The recoverable amount of the Group's investments in held-to-maturity securities and receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

- The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of a held-to-maturity security, loan or receivable carried at amortized cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized.

An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through the income statement.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(o) Share capital

Repurchase of share capital

When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

Dividends

Dividends are recognized as a liability in the period in which they are declared.

(p) Financial liabilities

- Convertible bonds

Convertible bonds that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible bonds is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognized in the income statement is calculated using the effective interest rate method.

- Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

- Commitments for the acquisition of shareholdings of minority interests

The Group has committed, on either a firm or a conditional basis, to acquiring the shareholdings of minority interests in certain of its consolidated subsidiaries. IFRIC has not yet issued an interpretation covering the accounting treatment for such commitments, and the Group has applied the following accounting treatment:

- On initial recognition (at January 1, 2005), the purchase commitment was classified as a financial liability, measured at the fair value of the exercise price, eliminating the related minority interest with any excess being classified as goodwill. This represents a change from the treatment applied in the 2005 interim consolidated financial statements as of June 30, 2005, when the difference between the amounts of the financial liability and the minority interest was deducted from equity

- At December 31, 2005, the financial liability has been remeasured on the basis of forecasts at the expected acquisition date; any change in the financial liability is recognized as goodwill

- The net income attributable to equity holders of the parent includes the share in respect of interests over which a purchase commitment has been recognized

- Interest expense has been recognized on the liability at December 31, 2005, using a risk-free rate corresponding to the conditions of the transaction. Dividends paid to minority interest shareholders are classified as financial expense when a purchase commitment exists, unless the exercise price is based on a formula which includes such dividend payments, when the payment is treated as an adjustment to goodwill

(q) Employee benefits

Defined contribution plans

Obligations for contributions to defined contribution plans are recognized as an expense in the income statement as incurred.

Defined benefit plans

The Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rated bonds that have maturity dates approximating to the terms of the Group's obligations. The calculation is performed using the projected unit credit method.

All actuarial gains and losses are recognized in the income statement.

Long-term service benefits

There are no other long-term service benefits.

Share-based payment transactions

The share option programme allows Group employees to acquire shares of the Company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted was measured by an independent consultant, using a binomial lattice method. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

(r) Provisions

A provision is recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(s) Accounts payable - Trade and Other current liabilities

Accounts payable - Trade and Other current liabilities are recognized initially at fair value, and subsequently at amortized cost.

(t) Revenues

Goods sold and services rendered

Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to surveys of work performed. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding

(i) recovery of the consideration due,
(ii) associated past or future costs, or
(iii) the possible return of goods where there exists a right to cancel the purchase and when the Group continues to have management involvement with the goods.

Rental income

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income.

Government grants

Government grants are recognized in the balance sheet initially as deferred income when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group in full or in part for the costs of an asset are recognized in the income statement as other operating revenues on a systematic basis over the useful life of the asset.

(u) Expenses

Expenses principally comprise telephone expenses, rent of premises and related charges, other rentals, insurance premiums, travel and entertainment, and fees (see note 4-4).

Operating lease payments

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(v) Other operating revenue and expenses

Other operating revenue and expenses comprise not only revenue and expenses related to operations but also allowances and write-backs of provisions for risks and for current assets.

(w) Net financing costs and other financial income and expense

Net financing costs and other financial income and expense include interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses, changes in the fair value of hedging instruments that are recognized in the income statement, and interest expense on Oceane and on commitments for the acquisition of shareholdings of minority interests, in accordance with IAS 32 and 39.

Interest income is recognized in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

(x) Income taxes

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is (i) the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and (ii) any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities in a transaction which is not a business combination that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(y) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services within a particular economic environment (geographical segment), or in providing related products or services (business segment), which is subject to risks and rewards that are different from those of other segments.

Due to its organization, the Group's primary reporting format is geographical segments, based on customers' geographical location, with secondary information reported for business segments.

The geographical segments are defined as follows:

- NAFTA: this segment includes the United States, Canada, Mexico, and their delocalised bases (Dominican Republic, Philippines, India and Argentina)

- Europe: this segment comprises the European countries (France, United Kingdom, Spain, Portugal, Italy, Belgium, Germany, Switzerland, Austria, Greece, Sweden, Norway, The Netherlands, Denmark, Czech Republic, Slovakia, Poland, Lebanon) and certain related delocalised bases (Tunisia, Romania and Argentina)

- Rest of the World: this segment includes in particular South America (Brazil, Argentina, Salvador) and Asia (Indonesia, Philippines, South Korea, Singapore)

Secondary information is provided for the following business segments: outbound, inbound and other.

The volume of inter-segment sales, for both geographical and business segments, is negligible, and is made at arm's length conditions.

Segment information is set out in note 5.

(z) Non-current assets held for sale and discontinued operations

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable IFRSs. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss. Profits and losses from subsequent remeasurement are similarly treated. Profits recognized may not exceed the total of impairment losses.

A discontinued operation is a component of the Group's business that represents a separated major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. A disposal group that is to be abandoned may also qualify.

Events after the balance sheet date

Two US subsidiaries, TP USA and Calltech, were merged with effect from January 1, 2006.

Since February 2006, the Group is present in Russia, through the acquisition of 71% of the shares of Direct Star. The company operates more than 500 workstations and inbound represents almost 75% of its business.

2. Consolidation scope at December 31, 2005

2.1 Full consolidation

Principal activity	Consolidated companies	Interest%	Control%
	SR.Teleperformance	100	100
CONTACT CENTERS			
Europe	Teleperformance France	100	100
	Cash Performance	90	90
	Infomobile	100	100
	Teleperformance East	84	100
	Teleperformance North	84	84
	Teleperformance West	94	96
	Teleperformance Rhône-Alpes	88	88
	Teleperformance Midi Aquitaine	95	95
	Comunicator	100	100
	Techcity France	95	100
	Société Martiniquaise de Centre d'Appels (M.C.A)	90	90
	Iberphone (TP Spain)	100	100
	C.E.E. Iberphone (Spain)	100	100
	Fonomerk (Spain)	100	100
	Plurimarketing (TP Portugal)	100	100
	Grandi Numeri (Italy)	50	50
	In & Out, S.p.A. (TP Italy)	100	100

Principal activity	Consolidated companies	Interest %	Control%
	Service 800 Teleperformance S.A. (TP Greece)	70	70
	DRS (Greece)	53	75
	Mantel (Greece)	67	96
	TP Lebanon	36	51
	TP Romania - TP Greece Customer Provider SRL	70	100
	TP Romania - Customer Management Company SRL	56	80
	NETC GmbH (TP Germany)	96	96
	MarketVisions (Germany)	38	76
	All by Phone + Net (Germany)	100	100
	Teleperformance Unternehmensberarung (TP Austria)	100	100
	TP Nordic (Sweden)	100	100
	B.I.T.E. Göteborg (Sweden)	100	100
	Techcity Solutions Nordic (Sweden)	100	95
	Teleperformance Denmark AS	70	70
	Teleperformance Finland Oy	100	100
	Teleperformance Norway	100	100
	Société Européenne de Télémarketing (TP Belgium)	100	100
	Call & Sell (PerfectCall - The Netherlands)	96	96
	Teleteam Marketing AG (TP Switzerland)	67	67
	Lion Teleservices CZ (Czech Republic)	100	100
	Lion Teleservices SK (Slovakia)	70	70
	Centrum Inwestycyjne (Poland)	100	100
	Centrum Teleperformance Polska (Poland)	100	100
	Teleperformance U.K	100	100
	B.P.S Associates Ltd. (United Kingdom)	68	68
	MM Teleperformance Holdings Ltd (United Kingdom)	100	100
	MM Group Ltd	100	100
	Contact 24 Ltd	100	100
	MM Group Ireland Ltd	100	100
	Techcity Benelux (Belgium)	95	100
	Techmar (Belgium)	100	100
	Luxembourg Call Centers	100	100
NAFTA	(North America and Mexico)		
	Teleperformance Group, Inc. (USA)	100	100
	Teleperformance USA	97	97
	CallTech International, Inc. (USA)	97	100
	Voice FX (Teleperformance Interactive - USA)	97	100
	Americall Group, Inc. (USA)	100	100
	Americall de Mexico, S.A.	100	100

Principal activity	Consolidated companies	Interest %	Control %
	Marcom Technologies Dominicana, S.A. (Dominican Republic)	100	100
	Marusa Marketing, Inc. (Canada)	100	100
	MMCC Solutions, Inc. (Teleperformance Canada)	100	100
	MCCI Multi-channel communication Inc. (Canada)	97	100
	Merkafon Group (Mexico and USA)	100	100
	Mauricius Contact Center (Mauritius)	84	84
	TP El Salvador (Compania Salvadorena de Telemarketing)	84	100
	Teleperformance Delaware	97	100
Rest of the World			
	TP Brazil Comércio et Serviços Ltda.	88	88
	Teleperformance CRM (Brazil)	75	85
	Teleperformance Brazil Telemarketing (Brazil)	100	100
	FST S.A. (TP Argentina)	100	100
	Software Del Plata S.A. (Argentina)	65	65
	Citytech. (Argentina)	64	64
	Société Tunisienne de Télémarketing (Tunisia)	100	100
	Société Tunisienne d'études et de sondages (Tunisia)	100	100
	Telemarketing Asia (Teleperformance Singapore)	70	70
	P.T. Telemarketing Indonesia (TP Indonesia)	69	99
	IMC-Marketing Co., Ltd. (TP Korea)	51	51
	IMC-TM Co., Inc. (South Korea)	51	100
	CRM Services India Private Ltd. (TP India)	97	100
	Telephilippines, Inc.	60	60
	MMCC Solutions Philippines Corp.	97	100
	Teleperformance Australia Pty. Ltd.	100	100
Other support services (Europe, including France)			
Information services			
	Synerfil (France)	100	100
	SVP Multi Info (France)	100	100
Software design			
	Progisoftware conseil (P.G.S.)	82	82
	TP Technologies (United Kingdom)	51	51
	Noble Systems Corp. (USA)	51	51
Other			
	Institut du Call Center (France)	80	80
	Performance Institute, A.S. (Denmark)	56	80

Principal activity	Consolidated companies	Interest%	Control%
MARKETING SERVICES			
	SR.Marketing Services	100	100
Training			
	Pédagogie du management (I.S.M.)	100	100
Operational marketing			
	Cime - (France)	51	51
Sales promotion			
	Srms Akoa (France)	50	50
	Akoa Interactive (France)	50	100
	Groupe Présence plus (France)	66	66
	Présence plus (France)	66	100
	Start (France)	66	100
Other			
	New Way (France)	100	100
HEALTHCARE COMMUNICATION			
	Rochefortaise Santé	100	100
	J.R.T. Participations	100	100
	F.C.S.	100	100

2. 2 Accounted by the equity method

Sales promotion	Flexibreaks	33	50

2.3 - Changes in scope of consolidation

Changes during 2005 were as follows:

2.3.1 Acquisitions and start-ups

Contact Centers *Europe*	With effect from	Control
SVP Multi Info	06/30/2005	+100%
Techmar (Belgium)	10/01/2005	+100%
NAFTA		
North America and Mexico		
MCCI Multi-channel communication Inc. (Canada)	12/312005	+100%
Teleperformance Delaware	12/31/2005	+100%
South America		
Citytech (Argentina)	01/01/2005	+63%
TP Brazil Telemarketing	01/01/2005	+100%
Rest of the World		
Société Tunisienne d'études et de sondages (Tunisia)	01/01/2005	+100%
Marketing Services		
Akoa Interactive (France)	01/01/2005	+100%

2.3.2 Increase in shareholdings

Contact Centers		
Synerfil	06/30/2005	+1%
TP West	01/01/2005	+10%
TP Midi Aquitaine	07/01/2005	+4%
TP Finland	01/01/2005	+10%
TP Singapore	01/01/2005	+19%

2.3.3 Full disposals

Design Board	31/05/2005	-99%
Business Fil	30/06/2005	-95%

2.3.4 Internal restructuring

Contact Centers
- Merger of TP Consulting into TP Norway with effect from January 1, 2005
- Merger of TP Netherlands into Call & Sell (The Netherlands) with effect from January 1, 2005
- Merger of Techcity solutions into SRBV (France)
- Merger of Sodema into MCCI Multi-channel communication Inc. (Canada)

Marketing Services
- Merger of Pyramide Khéops and Tirage into SRMS (France)
- Merger of LB Conseil into SRMS (France)

2.3.5 ADOPTION OF IAS32/39:

Commitments for the acquisition of shareholdings of minority interests (note p)

Contact Centers *Europe*	With effect from	Control
Comunicator	01/01/05	+12.5%
Plurimarketing (TP Portugal)	01/01/05	+3.5%
In & Out, S.p.A. (TP Italy)	01/01/05	+20.0%
All by Phone + Net (Germany)	01/01/05	+20.0%
TP Nordic (Sweden)	01/01/05	+15.0%
Techcity Solutions Nordic (Sweden)	01/01/05	+20.0%
Teleperformance Norway	01/01/05	+48.0%
Call & Sell (PerfectCall - The Netherlands)	01/01/05	+3.5%
Centrum Inwestycyjne (Poland)	01/01/05	+30.0%
MM Teleperformance Holdings Ltd (United Kingdom)	01/01/05	+7.8%
NAFTA		
North America and Mexico		
CallTech International, Inc. (U.S.A.)	01/01/05	+15.0%
Voice FX (Teleperformance Interactive - U.S.A.)	01/01/05	+20.0%
Americall Group, Inc. (U.S.A.)	01/01/05	+11.2%
MMCC Solutions, Inc. (Teleperformance Canada)	01/01/05	+8.5%
South America		
TP Brazil Comércio et Serviços Ltda.	01/01/05	+12.5%
Teleperformance CRM (Brazil)	01/01/05	+25.0%
FST S.A. (*TP Argentina*)	01/01/05	+33.5%
Other support services		
(Europe, including France)		
Synerfil (France)	07/01/05	+49.0%
Pédagogie du management (I.S.M.)	01/01/05	+19.6%

3. Notes to the Balance Sheet (In thousand euros)

3.1 Intangible assets at December 31, 2005

Gross value	*Goodwills*	*Softwares*	*Other*	*TOTAL*
At January 1, 2004	176,872	16,615	2,204	195,691
Change in consolidation scope	109,289	1,493	103	110,885
Additions	145	7,868	560	8,573
Disposals	-1,949	-286	-595	-2,830
Exchange adjustments	-5,534	-628	-66	-6,228
At December 31, 2004	278,823	25,062	2,206	306,091
Adoption of IAS 32/39 *	33,975			33,975
Change in consolidation scope	16,947	2,864	-167	19,644
Additions	290	8,266	210	8,766
Decrease		-853	-194	-1,047
Remeasurement of minority interests	5,779			5,779
Exchange adjustments	21,731	2,206	206	24,143
At December 31, 2005	357,545	37,545	2,261	397,351
Amortization and impairment	*Goodwills*	*Softwares*	*Other*	*TOTAL*
At January 1, 2004	-18,295	-10,665	-1,485	-30,445
Change in consolidation scope	356	-518	-4	-166
Impairment loss	-1,670			-1,670
Amortization charge		-5,700	-650	-6,350
Decrease	0	231	1.244	1,475
Exchange adjustments	7	313	4	324
At December 31, 2004	-19,602	-16,339	-891	-36,832
Change in consolidation scope	265	-1.121	34	-822
Impairment loss	-5,754			-5,754
Amortization charge	-	-8,167	-171	-8,338
Decrease	38	836	120	994
Exchange adjustments	-7	-1,230	-38	-1,275
At December 31, 2005	-25,060	-26,021	-946	-52,027
Net book value				
At January 1, 2004	158,577	5,950	719	165,246
At December 31,2004	259,221	8,723	1,315	269,259
At January 1, 2005	259,221	8,723	1,315	269,259
At December 31,2005	332,485	11,524	1,315	345,324

* Adoption of IAS 32/39:
- Goodwill from commitments for the acquisition of minority interests: 34,697,000 euros
- MM Group preference shares: – 722,000 euros

Other intangible assets include patents and trade-marks, and a non-compete agreement, amortized over its effective life of 10 years, which was obtained as part of a US business combination (asset deal).

The net book value of capitalized development expenditure at December 31, 2005 was 431,000 euros.

Analysis of goodwill by geographical segment (net book value)

(In thousand euros)	*2005*	*2004*
Europe	97,459	80,016
NAFTA	209,575	171,959
Rest of the World	25,451	7,246
TOTAL	332,485	259,221

Goodwill was tested for impairment at December 31, 2005, in conformity with IAS 36.

The value in use of cash-generating units, defined by geographical segment and by business, is calculated as the present value of estimated future cash flows, using the following assumptions:

- Short-term forecasts (three years) approved by group management, plus 2% annual growth for the following seven years
- Discount rate appropriate to each geographical segment, in particular:
  - Europe: 9.63%
  - NAFTA: 10.4%
  - Brazil: 14.99%
- Terminal values calculated with a ten year horizon, without a growth-to- infinity factor.

The Group uses only the above valuation method (for example, fair value less costs to sell is not used).

The principal amounts of goodwill are in the NAFTA contact center cash-generating unit, amounting to 209 million euros. No impairment loss was recognized in 2004 or 2005 for this cash-generating unit, which includes the contact center business in the United States, Canada and Mexico, and the related delocalization areas in the Dominican Republic, India, and the Philippines. These countries cover a common portfolio of major customers and contracts.

An impairment loss of 5.7 million euros was recognized at December 31, 2005 on the remaining goodwill of the US subsidiary, Noble System, which is a separate cash-generating unit due to its software design business. The impairment loss was measured on the basis of value in use, calculated as the present value of estimated future cash flows using an annual discount rate of 10.4%. An impairment loss of 1.5 million euros had previously been recognized in 2004 on its goodwill.

Business combinations

Group sales show an overall increase of 12.9%, calculated on the basis of stable exchange rates and an unchanged consolidation scope.

The cost of shareholdings acquired in 2005 was 12.1 million euros. Goodwill recognized in the year amounted to 22.4 million euros, of which 5.8 million euros was for the acquisition of minority interests in subsidiaries.

The acquisitions in 2005 contributed 34,000 euros to the share of net income attributable to equity holders of the parent.

The main disposals in the year were of Design Board (Packaging, Design) and Business Fil (telephone information service).

Potential price adjustments relating to acquisitions have been recognized when measurable, in an amount of 105,000 euros. Other potential adjustments are not significant as of December 31, 2005.

The effect of the acquisitions made in 2005 on assets and liabilities, and cash, is summarized as follows:

Assets, liabilities and contingent liabilities are measured at fair value in the table set out below, in thousands of euros:

Details		*Total*
+ Identifiable assets acquired		19,264
Intangible assets	263	
Property, plant and equipment	7,802	
Other financial assets	129	
Deferred tax assets	285	
TOTAL non-current assets	8,479	
Accounts receivable - Trade and other current assets	9,557	
Other financial assets	259	
Cash and cash equivalents	968	
TOTAL current assets	10,785	
- Identifiable liabilities acquired		-25,285
Long-term financial liabilities	2,648	
TOTAL non-current liabilities	2,648	
Short-term provisions	57	
Current income tax	20	
Accounts payable - Trade and other current liabilities	5,580	
Other financial liabilities (except bank overdrafts)	15,901	
Bank overdrafts	1,079	
TOTAL current liabilities	22,637	
= Net identifiable assets and liabilities		-6,021
+ Goodwill		15,702
= Acquisition price		9,681
+/- Cash acquired		111
= Effect of Business Combinations on Cash		9,792

Warranties received in respect of the acquisitions

All agreements in respect of the acquisition of controlling interests in 2004 et 2005 include a commitment by the sellers to indemnify the acquirer for any undisclosed liability as of the date of acquisition. The duration of these commitments is of two or three years from the share transfer date, except for matters relating to fiscal or personnel issues, where the commitment continues until the potential liability is prescribed.

Most of these commitments are guaranteed by escrow accounts, due for release in two to four years on average.

No warranty claim was made for any of these acquisitions during 2005.

Warranties given in respect of the disposal of shareholdings

The Group has given outstanding warranties totalling 7.5 million euros in respect of the disposal of shareholdings, analysed as follows:

- a warranty of 2.6 million euros in respect of the disposal of the Healthcare division, limited to a maximum of 20% of the transaction price, reducing by 25% each year, expiring June 30, 2007.
- a warranty of 1.5 million euros, for four years, in respect of the disposal of WSA and Kalee, covering loss from irrecoverable receivables or from any assessment or litigation relating to taxation or personnel matters arising prior to December 31, 2003.
- a warranty of 2 million euros, for four years, in respect of the disposal of Promoplan, covering loss arising exclusively from any assessment by fiscal, customs or social charge authorities on matters arising prior to December 31, 2003.
- a warranty of 1 million euros, expiring December 31, 2008, in respect of the disposal of Design Board in June 2005; this warranty will be reduced by 250,000 euros each year until expiry.
- a warranty of 0.4 million euros, for four years, in respect of the disposal of Business Fil on June 29, 2005; the warranty will be reduced by 100,000 euros each year until expiry on June 29, 2009.
- a warranty was provided in respect of the disposal of Socio, covering taxation and personnel matters, expiring December 15, 2006.

3.2 Property, plant and equipment at December 31, 2005

Gross value	Land and buildings	Telephone and I.T. equipment	Other (*)	In progress	TOTAL
At January 1, 2004	36,348	111,409	39,082	290	187,129
Change in consolidation scope	3,224	8,177	2,561	0	13,962
Additions	7,455	32,963	7,638	600	48,656
Decrease	-1,067	-4,259	-1,850	-569	-7,745
Exchange adjustment	-1,011	-6,044	-1,562	14	-8,603
At December 31, 2004	44,949	142,246	45,869	335	233,399
Change in consolidation scope	1,884	9,159	3,485	-3	14,525
Additions	10,183	28,697	10,417	94	49,391
Decrease	-3,683	-15,307	-6,738	-304	-26,032
Exchange adjustment	3,072	15,309	4,658	6	23,045
At December 31, 2005	56,405	180,104	57,691	128	294,328

Accumulated depreciation	Land and buildings	Telephone and I.T. equipment	Other (*)	Under nstruction	TOTAL
At January 1, 2004	-12,562	-70,928	-22,320		-105,810
Change in consolidation scope	-2,242	-3,959	-673		-6,874
Depreciation charge	-5,338	-21,881	-6,085		-33,304
Disposals	903	3,294	1,266		5,463
Exchange adjustment	457	4,031	904		5,392
At December 31, 2004	-18,782	-89,443	-26,908		-135,133
Change in consolidation scope	-1,114	-1,812	-840		-3,766
Depreciation charge	-6,356	-26,877	-7,176		-40,409
Decrease	2,706	14,351	5,380		22,437
Exchange adjustment	-1,285	-9,195	-2,239		-12,719
At December 31, 2005	-24,831	-112,976	-31,783		-169,590
Net book value					
At January 1, 2004	23,786	40,481	16,762	290	81,319
At December 31, 2004	26,167	52,803	18,961	335	98,266
At January 1, 2005	26,167	52,803	18,961	335	98,266
At December 31, 2005	31,574	67,128	25,908	128	124,738

*principally vehicles and office equipment and furniture

No impairment loss has been recognized for any property, plant and equipment.

Firm commitments for the acquisition of property, plant and equipment at December 31, 2005 totalled 1,972,000 euros.

The Group has granted security over certain items of property, plant and equipment, as summarized below (in thousand euros):

Pledges, mortgages and securities over assets	*Amount*
Land and buildings	1,399
Telephone and I.T. equipment	5,731
Other	7,406
TOTAL	14,536

The Group leases items of property, plant and equipment on finance leases summarized as follows:

	Gross value	*Accumulated depreciation*	*2005 Net book value*	*2004 Net book value*
Buildings	2,041	405	1,636	116
I.T. equipment	28,407	11,867	16,540	10,284
Other	5,611	2,249	3,362	1,529
TOTAL	36,059	14,521	21,538	11,929

Minimum lease payments on finance leases are due as follows:

	Less than one year	*Between one and five years*	*More than five years*	*Total*
Interest	1,326	764	4	2,094
Principal	8,690	9,308	103	18,101
Total	10,016	10,072	107	20,195

3.3 Investment property

Gross value	
At January 1, 2004	4,199
At December 31, 2004	4,199
Transfer to assets classified as held for sale	-109
At December 31, 2005	4,090
Accumulated depreciation	
At January 1, 2004	-1,962
Depreciation charge	-151
At December 31, 2004	-2,113
Depreciation charge	-108
At December 31, 2005	-2,221
Net book value	
At January 1, 2004	2,237
At December 31, 2004	2,085
At January 1, 2005	2,086
At December 31, 2005	1,869

Investment property comprises a property complex, including offices which are leased to third parties, situated at Puteaux, a Paris suburb. Rental income and expense relating to investment property is as follows:

In thousand euros	2005	2004
Rental income	447	464
Related expense (excluding depreciation)	74	65
Net rental income	373	399

The fair value of the Group's investment property is approximately 4,150,000 euros, based on annual rental income capitalized at 10%.

3.4 Investments in associates

At December 31, 2005

	Gross value	Impairment loss	2005 Net book value	2004 Net book value
Equity accounted investments	2,046	-2,033	13	25
TOTAL	2,046	-2,033	13	25

Gross value	Equity accounted investments
At January 1, 2005	2,173
Change	- 13
Exchange adjustment decrease	-115
Translation differences	-
At Decembre 31, 2005	2,046
Provisions	
At January 1, 2005	- 2,148
Exchange adjustment decrease	115
At Decembre 31, 2005	(*) - 2,033
Net book value	
At January 1, 2004	235
At Decembre 31, 2004	25
At January 1, 2005	25
At Decembre 31, 2005	13

* This amount represents fully impaired holdings in deconsolidated companies (in thousand euros)

Europe	305
NAFTA	1,728
TOTAL	2,033

3.5 Financial assets

At December 31, 2005	Non-current	Current	TOTAL at 12/31/2005	Total at 12/31/2004
Non-consolidated equity investments	4,417		4,417	4,271
Loans	2,053	5,704	7,757	9,659
Swap	310	-	310	
Deposit	4,824	1,791	6,615	5,054
Other	333	26	359	224
Total before impairment losses	11,937	7,521	19,458	19,208
Impairment losses	-8	-494	-502	-422
TOTAL	11,929	7,027	18,956	18,786

Non-consolidated equity investments are analysed as follows:

Companies	Carrying amount	Control %
Golf PALALTO (Spain)	4,325	13.79
Other	92	
TOTAL	4,417	

Additional disclosures in respect of Golf Palalto (in thousand euros):

	2005	2004
Revenue	8,724	8,448
Net operating profit(loss) before financing costs	-1,869	-2,178
Net profit(loss)	-2,756	-3,017
Total equity	6,447	7,401
TOTAL assets	9,538	10,000

3.6 Deferred tax assets and liabilities

	Deferred tax assets (1)	Deferred tax liabilities	Net	(1) including tax losses
At January 1, 2004	12,413	6,675	5,738	4,338
Recognized income	461	3,034	-2,573	400
Exchange adjustments	-462	-397	-65	-108
Reclassification *	2,111	-126	2,237	1,483
Transfers	-5,412	-5,412	-	-
At December 31, 2004	9,111	3,774	5,337	6,113
Recognized income	1,067	1,242	-175	-828
Exchange adjustments	688	611	77	298
Change in consolidation scope	280	6	274	1,151
Reclassification *	-1,373	167	-1,540	-427
Transfers	-3,408	-3,408	-	-463
At December 31, 2005	6,365	**2,392	3,973	5,844

* reclassified to current tax assets or liabilities

** Including deferred tax liabilities related to finance leases and to activated acquisition cost.

Potential tax benefits from tax losses amounts to 3.8 million euros against 1.7 million euros in 2004. These potential benefits have not been recorded because of uncertainties regarding their recoverability.

3.7 Inventories

At December 31, 2005

Carrying amount	2005	2004
	2,137	2,752

The inventories comprise principally I.T. equipment.

3.8 Accounts receivable - Trade and other current assets

	Gross value	Impairment losses	Carrying amount	2004
Accounts receivable - Trade	324,943	-8,667	316,276	250,677
Other receivables	7,773	-594	7,179	10,873
Stat: taxes recoverable	14,115	-	14,115	10,861
Advance payments for acquisition of non-current assets	1,755	-	1,755	-
Prepayments	11,616	-	11,616	7,542
TOTAL	360,202	-9,261	350,941	279,953

3.9 Share capital

Share capital at December 31, 2005 amounted to 88,281,040 euros comprising 35,312,416 shares of 2.50 euros each, fully paid up.

	12/31/2005	12/31/2004
Shares issued and fully paid up	35,312,416	35,312,416
Including treasury shares	1,500	1,500

3.10 Provisions

Non-current	01/01/05	Increase	Utilized	Non- utilized	Exchange adjustments	Other	31/12/05
Provisions for risks							
- Personnel	-	48	-28	-	14	324	358
- Fiscal	435	5		-	-	-	440
- Other	474	11	-406	-	-	-	79
Retirement benefits	2,292	1,442	-387	-7	36	256	3,632
Provisions for other expenses	-	-	-9	9	-	-	-
TOTAL Non-current	3,201	1,506	-830	2	50	580	4,509

Current	01/01/05	Increase	Utilized	Non-Utilized	Exchange adjustments	Other	12/31/05
Provisions for risks							
- Sales-related	746	3,205	-2,392	-400	68	-5	1,122
- Personnel	2,178	1,535	-211	-564	17	-375	2,580
- Fiscal	353	772	-2	-120	38	-	1,041
Other	260	336	318	-539	19	-	394
TOTAL Current	3,537	5,964	-2,290	-1,461	142	-638	5,254
TOTAL Provisions	6,738	7,470	-3,120	-1,459	192	-59	9,763

Sales-related provisions comprise provisions on sales, for quality-related risks, and for penalties and litigation. Provisions for personnel concern dismissal procedures.

Fiscal provisions cover risks arising from tax examinations by fiscal authorities.

3.11 Net debt

At December 31, 2005

	Current	Non-current (1)	2005 Total	2004 Total
Due to minority interests	19,945	36,460	56,405	-
Bonds	2,017	155,445	157,462	161,518
Loans from financial institutions (2)	65,993	22,650	88,643	79,469
Finance lease liabilities	8,690	9,411	18,101	12,026
Derivative financial instruments	892	-	892	-
Bank overdrafts	45,838	-	45,838	27,873
Other loans and financial liabilities	4,303	4,812	9,115	10,527
TOTAL financial liabilities	147,678	228,778	376,456	291,413
Cash equivalents	-129,273	-	-129,273	-
Cash and banks	-68,587	-	-68,587	-
TOTAL cash and cash equivalents	-197,860	-	-197,860	-157,019
TOTAL Net debt	-50,182	228,778	178,596	134,394

(1) due after five years: 682,000 euros
(2) included secured loans and facilities: 21,305,000 euros

The principal borrowings are as follows:

Company	Initial	At 12/31/2005	Floating rate basis	Maturity
SR.Teleperformance	47 million EUR	23.5 million EUR	Euribor	04/2007
	31 million CAD	22.6 million CAD	Libor	11/2006
TGI	25 million USD	10.9 million USD	Libor	07/2007

The loans of 47 million euros obtained by SR.Teleperformance and of 25 million US dollars obtained by TGI include covenants summarized as follows:

Covenants, based on consolidated data	Covenants	At 12/31/2005	At 12/31/2004
SR.Teleperformance			
Debt/equity attributable to equity holders of the parent	<1.2	0.85	0.90
EBIT/Interest expense	>3	8.1	12
T.G.I			
Net debt/equity (including minority interests)	<0.80	0.41	0.40
Net debt /EBITDA	<2.5	1.13	1.13

The US subsidiary Noble is in breach of a covenant in respect of a loan with an outstanding amount of 2.5 million euros.

The principal facilities are set out below:

Amount	Facility	Used	Maturity
AGI (USA)	9.5 million USD	3.7 million USD	06/2006
Teleperformance USA	8.5 million USD	–	07/2007

AGI is subject to the following covenants for the continuation of its facility:

Covenants	covenant	At 12/31/2005
Cash flow ratio	>1.25	3.35
Net debt/net tangible assets	< 3	0.57

In December 2003, the Company issued bonds entitled OCEANE in a maximum nominal amount of 158.7 million euros which are convertible and/or exchangeable for existing or new shares of the Company. The principal terms of the issue are set out below:

Date of maturity	1/01/2008
Issue price	€21.10
Coupon rate	3.25 % annually, payable in arrears on January 1 each year
Gross effective interest rate (assuming no conversion or exchange)	3.25% at the settlement date
Redemption price	€21.10
Conversion and/or exchange ratio	One share for one bond
Conditions of conversion and/or exchange	At any time after December 1, 2003 up until the seventh working day preceding the date of redemption (on maturity, or as anticipated).

Movements in the amount of the OCEANE liability are as follows:	thousand euros
At December 31, 2004	158,700
Adoption of IFRS : bond issue expenses	-3,113
Amortization of bond issue expenses	1,557
Adoption of IAS 32 and 39 : amount classified as equity	- 7,091
Accrued interest	7,409
AT December 31, 2005	157,462

The effective interest rate for the calculation of OCEANE interest expense is 4.89%.
Loans from financial institutions are analysed below by principal currency and interest rate basis (in millions of euros):

	Total	Euro	US Dollars	Canadian Dollars	Korean Won	Pounds Sterling	Other
TOTAL at December 31, 2004	79.6	45.4	28.0	0.1	1.1	4.6	0.4
Interest rate basis							
- fixed	7.5	2.0	4.3	0.1	0.7	-	0.4
- floating	72.1	43.42	23.7	--	0.4	4.6	-
Total at December 31, 2005	88.7	36.2	22.8	24.5	1.2	3.7	0.3
Interest rate basis							
- fixed	7.6	0.5	--	1.9	1.2	3.7	0.3
- floating	81.1	35.7	22.8	22.6	-	-	-

Finance lease liabilities are analysed below by principal currency and interest rate basis (in million euros):

	Total	Euro	US Dollar	Canadian Dollar	Brazilian Reals	Pounds Sterling	Other
TOTAL At December 31, 2004	12.0	8.3	2.0	-	--	0.6	1.1
Interest rate basis							
- fixed	10.7	7.0	2.0	-	-	0.6	1.1
- floating	1.3	1.3	-	-	-	-	-
TOTAL At December 31, 2005	18.1	9.1	1.1	5.3	1.4	0.2	1.0
Interest rate basis							
- fixed	15.1	6.1	1.1	5.3	1.4	0.2	1.0
- floating	3.0	3.0	-	-		-	-

Interest rate risk

The Group's exposure to a change of 1% in the rate of interest, on the basis of its loans from financial institutions and finance lease liabilities at December 31, 2005 is as follows (in thousand euros):

Net position due under one year at December 31, 2005	146,786
Change in short-term interest rate	1%
Average outstanding length of liability	10 months
Effect over 12 months	1,223
Total interest expense in 2005	10,092
Effect over 12 months	1.2%

The low exposure to changes in interest rates is due to the small amount of the Group's short-term debt, and does not require the use of derivative instruments and interest-rate hedges.

The Group's exposure is managed by the financial service of the parent company, which has exclusive authority to enter into such transactions.

3.12 Accounts payable - Trade and other current liabilities

Changes	Accounts payable - Trade	Other creditors	State : tax liabilities	Accruals	Other operating liabilities	TOTAL
At December 31, 2004	50,072	41,991	31,661	35,681	23,471	182,876
At December 31, 2005	65,377	56,409	38,796	41,083	10,478	212,143

3.13 Non-current assets and liabilities classified as held for sale

	12/31/2005	12/31/2004
Assets		
- Buildings	109	-
- Businesses	-	2,418
TOTAL	109	2,418
Liabilities		
- Buildings	-	-
-Businesses	-	849
TOTAL	-	849

Non-current assets and liabilities classified as held for sale concern:

- At December 31, 2004: assets and liabilities of Design Board sold in the first half of 2005
- At December 31, 2005: a property complex at Puteaux, in the Paris region

4. Notes to the Income Statement

4.1 Effect of exchange rate changes

The effect of exchange rate changes on income statement line items is as follows:

	2005		2004
	As reported	Excluding exchange rate changes	Excluding exchange rate changes
Revenue	1 195,868	1 169,860	996,541
Net operating profit before financing costs	106,060	104,282	92,614
Net financing costs and other financial income and expenses	-12,179	-11,352	-10,539
Income after taxes but before gain on discontinued operations	60,768	60,631	46,576
Net profit attributable to equity holders of the parent	58,251	58,258	52,633

4.2 Other operating revenues and expenses

	2005		2004	
	Revenues	Expenses	Revenues	Expenses
Revenues and expenses from operations	4,246	1,981	5,306	3,580
Provisions on current assets	-	3,292	-	58
Provisions for contingencies	-	1,168	141	-
TOTAL	4,246	6,441	5,447	3,638

4.3 Number of employees and remuneration

The following information is in respect of all consolidated Group companies.

	12/31/2005		12/31/2004	
	Number of employees	Personnel expenses	Number of employees	Personnel expenses
Europe	20,774	406,539	16,023	342,496
NAFTA	18,740	293,604	19,222	241,049
Rest of the World	24,272	110,362	9,995	53,070
TOTAL	63,786	810,505	45,240	636,615
Average cost per employee	12.7		14.07	

Training commitments imposed by French labour law Number of training hours acquired but not used: the French law of May 24, 2004 gives employees of French companies the right to a minimum of 20 hours of training each year; rights to unused hours expire after six years.

The Group considers that related costs represent expenses of the period in which they are incurred, and that no provision is required under normal circumstances.

4.4 Purchases and expenses

	2005	2004
Rent of premises and related charges	49,212	42,229
Telecommunications	49,538	40,282
Hire and maintenance of equipment	15,779	11,036
Fees	12,775	13,317
Travel and entertainment	14,141	11,891
Consumable supplies	10,129	8,309
Other	63,745	69,703
TOTAL	215,319	196,767

4.5 Financing costs and other financial income and expenses

Interest on financial liabilities	12/31/2005	12/31/2004
Interest on Oceane bonds *	8,189	6,231
Other interest	4,942	3,132
Interest on finance leases	1,042	729
Interest on commitments for the acquisition of shareholdings of minority interests	1,933	-
TOTAL	16,106	10,092
* Including an equity component of:	2,252	-

Other financial income and expenses	31/12/2005	31/12/2004
Exchange rate differences	588	-856
Impairment losses	-70	-82
Change in fair value of derivative financial instruments	166	-
Other	200	-932
TOTAL	884	-1,870

4.6 Income taxes

Income taxes amounted to 33.1 million euros in 2005 (2004: 23.7 million euros), of which 32.9 million euros was current income tax, and 0.2 million euros deferred income tax.

In thousand euros	2005
Income after taxes but before gain on discontinued operations	60,768
(-) Share of profit of associates	-7
(=) Income after taxes but before gain on discontinued operations, excluding share of profit of associates	60,760
(+) Income taxes (1)	+33,120
(=) Pre-tax income (2)	93,880
Standard income tax rate in France	34.93 %
Income tax using the standard income tax rate in France	-32,792
Impairment loss on goodwill	-2,006
Effect of tax rates in foreign jurisdictions	6,138
IAS 32 & 39 restatements	-1,405
Share options	-220
Unrecognized deferred tax assets	-2 315
Permanent differences and other items	-520
Income tax expense	-33,120
Effective tax rate	35.28 %

4.7 Gain on sale of discontinued operations, net of tax

	Proceeds	Expenses	Net gain
Disposal of shareholdings	4,622	2,508	2,114
Income tax	-	558	-558
TOTAL	4,622	3,066	1,556

The net gain of 1.6 million euros is from the disposal of Design Board (Design, Packaging), a subsidiary of SRMS, and of Business Fil, a subsidiary of Synerfil. The net gain attributable to equity holders of the parent is 1 million euros.

4.8 Earnings per share

Basic earnings per share is calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares.

Diluted earnings per share is calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, as adjusted for the effect of all potentially dilutive shares.

In thousand euros	12/31/2005	12/31/2004
Net profit attributable to ordinary shareholders	58,251	51,132
Share option adjustment	+630	+315
Oceane adjustment	+5,665	+3,410
Net profit attributable to ordinary shareholders (diluted)	**64,546**	**54,857**
Number of shares used in the calculation of basic earnings per share	35,310,916	35,310,916
Dilutive effect of share options	+1,534,750	+1,184,750
Dilutive effect of Oceane convertible bonds	+7,521,326	+7,521,326
Number of shares used in the calculation of diluted earnings per share	**44,366,992**	**44,016,992**
Basic earnings per share (euro)	**1.65**	**1.45**
Diluted earnings per share (euro)	**1.45**	**1.25**

5. Segment Information

Geographical segment information is set out below:

At December 31, 2005	*Europe*	*NAFTA*	*Rest of the World*	*Total*
Revenue	583,375	484,412	128,081	1,195,868
Net operating profit before financing costs	47,384	47,494	11,182	106,060
Capital expenditure (including finance leases)	23,293	24,816	6,838	54,947
Depreciation and amortisation of non-current assets	20,362	21,168	5,131	46,661
Impairment losses		5,742		5,742
Assets	548,008	432,411	79,478	1,059,897
Non-current	175,454	274,146	40,748	490,348
Current	372,445	158,265	38,730	569,440
Assets classified as held for sale	109	-	-	109
Liabilities	482,402	105,204	31,430	619,037
Non-current	222,152	29,515	817	252,484
Current	260,250	75,689	30,613	366,553

At December 31, 2004	*Europe*	*NAFTA*	*Rest of the World*	*Total*
Revenue	494,712	398,194	59,994	952,901
Net operating profit before financing costs	37,815	37,109	2,097	77,021
Capital expenditure (including finance leases)	26,069	24,551	4,693	55,313
Depreciation and amortisation of non-current assets	19,756	17,299	2,261	39,316
Impairment losses	-	1,516	-	1,516

The percentage of group sales realized by each business segment is as follows:

	Europe	*NAFTA*	*Rest of the World*	*Total*
Outbound	39	22	22	30
Inbound	53	72	78	64
Other	7	7	–	6
TOTAL	100	100	100	100

The percentage of group capital expenditure in operating assets realized by each business segment is as follows:

	Europe	*NAFTA*	*Rest of the World*	*Total*
Outbound	46	7	24	23
Inbound	46	86	76	70
Other	8	7	–	7
TOTAL	100	100	100	100

The percentage of the net book value of assets held by each business segment is the same as the above sales analysis.

6. Foreign Currencies and Exchange Rates

Currency	Country	12/31/05		12/31/04
		Average Rate	Closing rate	Closing rate
EUROPE				
Danish Crown	Denmark	0.134197	0.134039	0.134430
Pound Sterling	United Kingdom	1.462354	1.459215	1.418339
Norwegian Crown	Norway	0.124854	0.125235	0.121411
Swedish Crown	Sweden	0.107790	0.106513	0.110857
Swiss Franc	Switzerland	0.645870	0.643045	0.648130
Czech Crown	Czech Republic	0.033580	0.034483	0.032826
Slovakian crown	Slovakia	0.025913	0.026399	0.025810
Polish Zloty	Poland	0.248733	0.259067	0.244828
Romanian Leu	Romania	0.000028	0.000028	-
Tunisian Dinar	Tunisia	0.620306	0.620578	0.614062
THE AMERICAS				
Brazilian Real	Brazil	0.332881	0.364751	0.276725
Canadian Dollar	Canada	0.664588	0.728597	0.609162
US Dollar	United States	0.804610	0.847673	0.734160
Argentinean Peso	Argentina	0.274169	0.279619	0.246877
Mexican Peso	Mexico	0.073950	0.079777	0.065874
ASIA / PACIFIC				
Australian Dollar	Australia	0.612924	0.620771	0.572770
Korean Won	South Korea	0.000786	0.000844	0.000709
Philippine Peso	Philippines	0.014618	0.015944	0.013057
Singapore Dollar	Singapore	0.483217	0.509476	0.449196

7. Other Information

SR.Teleperformance and its subsidiary TGI have warranted the performance of the contract with IBM entered into at the beginning of 2004 by Teleperformance USA, *for a period* of five years.

Commitments in respect of leases of property or equipment have been made by the Group in the normal course of business and conform to local conditions.

Commitments in respect of lump-sum payments payable on retirement in accordance with labour agreements and labour law relate essentially to French companies of the Group. Provisions for these retirement benefits (see note 3-10) have been made using the projected credit method on the basis of the following assumptions:

- Discount rate: 4.5%
- Future annual salary increases: between 2 and 3%

8. Share-based Payments

– Share options

Details of SR.Teleperformance share option plans are set out as follows

	Plan n°1	*Plan n°2*	*Plan n°3*
Date of the general meeting authorizing the plan	06/25/01	06/25/01	06/24/04
Total number of options authorized by the meeting	595,750	239,000	700,000
Total number of options granted to company officers	125,000	187,000	170,000
Starting point for exercising options	06/26/05	06/26/05	06/25/08
Expiry date	06/25/06	06/25/06	06/25/09
Option exercise price	€29.37	€29.37	€18.46
Date of the Board of Directors or Management Board meeting awarding the plans	06/25/01	06/25/01	06/24/04
Number of options granted since the opening of the plan	595,750	239,000	700,000
Number of outstanding options at June 30, 2005	595,750	239,000	700,000
Number of performance-related options granted	None	None	None
Number of options remaining to be granted	-	-	-

Changes in the number of outstanding share options during 2005 are as follows:

	Plan n°1	*Plan n°2*	*Plan n°3*
Outstanding at January 1, 2005	595,750	239,000	700,000
Granted during 2005	-	-	-
Exercised during 2005	-	-	-
Forfeited during 2005	-	-	-
Outstanding at December 31, 2005	595,750	239,000	700,000
Number of outstanding share options held at December 31, 2005 by company officers	125,000	187,000	170,000
% of total	19%	77%	24%
Number of performance related share options	None	None	None

The fair value of the share options of Plan n°3 was measured at the grant date by an independent consultant using the binomial lattice model, with the following assumptions:

- Expected volatility 26%

- Expected dividends: 0.20 euros in 2003, with increases of 5% in each following year

Total expense recognized for this plan amounted to 315,000 euros in 2004, and 610,000 euros in 2005.

9. Related Parties

Relationships of the Company with related parties

The Company had no relation in 2005 with company officers (other than remuneration and board attendance fees), associates or companies outside the Group controlled by company officers.

Total remuneration paid to companies controlled by Mr Jacques Berrebi by the parent company or its subsidiaries in the course of their activity:

- 2003: 709,855 euros

- 2004: 867,570 euros

- 2005: 420,243 euros

Total remuneration paid to company officers in 2005, as salary or board attendance fees, amounted to 5,175,075 euros and 84,500 euros, respectively. The company officers have no entitlement to any retirement or post-retirement benefits, nor to any share options except for 482,000 options granted under the three existing plans.

10.Opening Balance Sheet IAS 32/39

The company has elected to adopt IAS 32 and 39 in respect of financial instruments with effect from January 1, 2005 without any comparative presentation. The effect of this election was recognized in equity, and is set out below:

Effect on equity of the adoption of IAS 32/39 with effect from January 1, 2005

Reclassification of the equity component of the Oceane convertible bonds	7,091
Recognition of hedges : currency swap	2,682
Reclassification of preference shares in liabilities	-722
TOTAL	9,051

The adoption of IAS 32 and 39 with effect from January 1, 2005 has resulted in the following principal restatements:

1/ Oceane convertible bonds

Compound financial instruments are required to be separated into their equity and liability components. The effect on the consolidated financial statements at January 1, 2005 is summarized as follows:

(In million euros)	Equity	Financial liabilities
	+7.1	-7.1

2/ Currency swaps

Derivative foreign currency instruments were measured at fair value at January 1, 2005, and are remeasured at each reporting date. The effect of the recognition of the fair value at January 1, 2005 was an increase in equity attributable to equity holders of the parent of 2,682,000 euros and an increase in minority interests of 52,000 euros, with corresponding increases (decreases) in non-current and current financial assets, and other current liabilities of 1,108,000 euros, 1,246,000 euros and (380,000 euros), respectively.

3/ Commitments for the acquisition of shareholdings of minority interests

The Group has committed, either on a firm or on a conditional basis, to acquiring the shareholdings of minority interests in certain of its consolidated subsidiaries. IFRIC has not yet issued an interpretation covering the accounting treatment for such commitments, and the Group has elected to recognize at January 1, 2005 the commitment as financial liability, measured at the present value of the exercise price, and eliminating the related minority interest with any excess being classified as goodwill.

The effect on the consolidated financial statements is summarized as follows:

	Assets	Equity and liabilities	
(in million euros)	Goodwills	Equity	Financial liabilities
	+34.7	-3.3	+38.0

IAS 32-39 Mapping Template

(In thousand euros)	12/31/2004		Opening IAS 32-39 restatement		January 1, 2005 after IAS 32-39 restatements	
Non-current assets		391,231		35,083		426,314
Intangible assets	269,259		33,975		303,234	
including Goodwill	*259,217*		*33,975*		*293,192*	
Property, plant and equipment	98,266		-		98,266	
Investment property	2,086		-		2,086	
Investments in associates	4,296		-		4,296	
Financial assets	8,213		1,108		9,321	
Deferred tax assets	9,111		-		9,111	
Current assets		452,974		1,246		454,220
Inventories	2,752		-		2,752	
Current income taxes receivable	4,530		-		4,530	
Accounts receivable - Trade and other current assets	279,953		-		279,953	
Other financial assets	6,302		1,246		7,548	
Cash and cash equivalents	157,019		-		157,019	
Non-current assets classified as held for sale	2,418		-		2,418	
TOTAL ASSETS		844,205		36,329		880,534
Equity		350,538		5,827		356,365
Share capital	88,281		-		88,281	
Consolidated reserves	84,015		9,051		93,066	
Share premium	178,421		-		178,421	
Other reserves	-		-		-	
Revaluation reserves	-		-		-	
Translation reserve	-14,028		-		-14,028	
Total equity attributable to equity holders of the parent	336,689		9,051		345,740	
Minority interests	13,849		-3,224		10,625	
Non-current liabilities		220,974	-	30,886		251,860
Provisions	3,201		-		3,201	
Financial liabilities	213,999		30,886		244,885	
Deferred tax liabilities	3,774		-		3,774	
Current liabilities		272,693	-	-384		272,309
Provisions	3,537		-		3,537	
Current income tax	8,017		-		8,017	
Accounts payable-trade and Other current liabilities	182,876		-384		182,492	
Other financial liabilities	77,414		-		77,414	
Non-current liabilities classified as held for sale	849		-		849	
TOTAL EQUITY AND LIABILITIES		844,205		36,329		880,534

11. Explanation of Transition to IFRS

The 2004 consolidated financial statements prepared in accordance with IFRS, and the effect of the change from French accounting principles, are set out below in terms of:

- Equity at the date of transition, January 1, 2004, and at December 31, 2004

- The presentation of the balance sheet at January 1, 2004 and December 31, 2004

- The principal 2004 income statement line items

The effect of the first-time adoption of IFRSs on the 2004 consolidated financial statements is summarized as follows:

(In million euros)	French accounting principles	IFRS	Change
Equity attributable to equity holders of the parent, January 1, 2004	313.3	312.0	-1.3
Equity attributable to equity holders of the parent, December 31, 2004	325.5	336.7	+11.2
2004 net operating profit before financing costs (EBIT)	77.4	77.0	-0.4
2004 net profit attributable to equity holders of the parent	39.3	51.1	+11.8

The principal changes come from the adoption of:

- IAS 38, which prohibits the recognition of deferred charges as an asset, with the following effect:

(In million euros)	Change
Equity attributable to equity holders of the parent, at January 1, 2004	-1.4
Equity attributable to equity holders of the parent, at December 31, 2004	-1.1
2004 net profit attributable to equity holders of the parent	+0.2

- IFRS 3 and IAS 36: goodwill is no longer amortized over 20 years, but the requirement for an annual review for impairment is maintained.

This has the following effect:

(in million euros)	Change
Equity attributable to equity holders of the parent, at January 1, 2004	-
Equity attributable to equity holders of the parent, at December 31, 2004	+12.5
2004 net profit attributable to equity holders of the parent	+12.1

1. Effect on equity

1.1 IFRS 1 - First-time adoption

The Group has made the following elections:

- Business combinations: business combinations prior to January 1, 2004 have not been restated

- Translation differences: cumulative differences resulting from the translation of the financial statements of foreign subsidiaries as of January 1, 2004 have been reclassified to retained earnings

- Employee benefits: the group has opted to recognize prior unrecognized actuarial gains or losses

- Fair value of intangible assets, property, plant and equipment, and investment property: no revaluation has been made

- Share-based payments: IFRS 2 has not been adopted in respect of share options granted prior to November 7, 2002

1.2 Detailed presentation of restatements

The after-tax effect of restatements (which do not include the effect of IAS32/IAS39) on 2004 opening and closing equity, and on 2004 net profit, is set out below:

Note 1. Share-based payment transactions (IFRS 2)

Personnel expenses include employee benefits given in the form of share options granted under the plan dated June 24, 2004.
The fair value of the benefits were measured by an independent consultant in an amount of 2,520,000 euros, being recognized on a straight-line basis over the period ending June 24, 2008.
The other share option plans outstanding at January 1, 2004 were implemented prior to November 7, 2002, and are therefore not restated.

Note 2. Deferred charges (IAS 38)

This restatement is principally in respect of recruitment and training costs, net of amounts recharged to customers, of employees dedicated to the performance of major long-term contracts. Under French accounting principles, the amounts were recognized as assets, and amortized over the lives of the related contracts.

These costs do not meet IFRS criteria for recognition as an asset, and have therefore been deducted from 2004 opening equity; 2004 net profit is restated for the effect of the amortization of prior deferred charges and of 2004 costs and related amortization.

Effect of the IFRS Transition on Equity

(In thousand euros)		Equity attributable to equity holders of the parent: 1/1/2004	2004 net income	Other	12/31/2004	Minority interests 12/31/2004	Total equity 12/31/2004
Equity, in accordance with French accounting principles	Notes	313,333	39,303	(*)-27,165	325,471	13,933	339,404
Share-based payment transactions	1		-315	315	0		0
Deferred charges	2	-1,395	164	139	-1,092	-58	-1,150
Amortization of goodwill	3		12,068	455	12,523	-17	12,506
Retirement benefits	4	121		-121	0		0
Other		-97	-88	-28	-213	-9	-222
TOTAL IAS/IFRS restatements		-1,371	11,829	760	11,218	-84	11,134
Equity in accordance with IFRS		311,962	51,132	*-26,405	336,689	13,849	350,538

* including dividends: 12 358 000 euros

Note 3. Amortization of goodwill (IFRS 3)

Under IFRS 3, goodwill is no longer amortized over 20 years, but continues to be reviewed annually for impairment (in accordance with IAS36).

The net effect on 2004 net profit attributable to equity holders of the parent is as follows (in thousand euros):

2004 Amortization expense	15,357
Exceptional amortization, representing an impairment loss under IAS 36	-1,516
TOTAL Amortization expenses to be eliminated	13,841
(-) Elimination of tax benefit from goodwill amortization deductible for tax purposes in foreign jurisdictions	-1,790
Net effect on 2004 net profit	12,051
Minority interests	+17
Net effect on 2004 net profit attributable to equity holders of the parent	12,068

Note 4. Retirement benefits (IAS 19)

Retirement benefits have been remeasured with effect from January 1, 2004 in accordance with CRC regulations and IAS 19.

The effect of this change of accounting method was recognized under French accounting principles as an adjustment to opening retained earnings during 2004, and treated as a restatement of opening equity attributable to equity holders of the parent under IFRS, in an amount of 121,000 euros.

2. Effect on the presentation of the opening balance sheet at January 1, 2004

The effect of restatements and reclassifications on the opening balance sheet is summarized as follows, (in thousand euros):

	French accounting principles ("99-02")	IAS/IFRS restatements		IAS/IFRS
		IFRS 5 *	Other IAS/IFRS	
Non-current assets				
Intangible assets	167,041	-1,734	-60	165,247
including Goodwill	*157,912*	*-1,351*		*156,561*
Property, plant and equipment	87,744	-4,252	-2,173	81,319
Investment property	0	0	+2,237	2,237
Financial assets	11,281	-128	0	11,153
Deferred tax assets	12,413	-54	+54	12,413
Total non-current assets	278,479	-6,168	58	272,369
Current assets				
Inventories	3,508	-138	-522	2,848
Accounts receivable -Trade and Other current assets	231,211	-20,365	-349	210,497
Prepayments and deferred charges	13,497	-46	-5,601	7,850
Cash and cash equivalents	265,867	-13,995	0	251,872
Non-current assets classified as held for sale	0	40,712	0	40,712
Total current assets	514,083	6,168	-6,472	513,779
TOTAL ASSETS	792,562	0	-6,414	786,148
Equity attributable to equity holders of the parent	313,333	0	-1,371	311,962
Minority interests	18,719	0	-135	18,584
Total equity	332,052	0	-1,506	330,546
Non-current liabilities				
Provisions	6,281	-112	-3,835	2,334
Financial liabilities	275,621	-343	-30,434	244,844
Deferred tax liabilities	7,043		-368	6,675
Total non-current liabilities	288,945	-455	-34,637	253,853
Current liabilities				
Provisions	0	-9	+3,383	3,374
Other financial liabilities			+29,234	29,234
Current liabilities	157,650	-18,163	-1,913	137,574
Deferred income	13,915	-7,122	-975	5,818
Non-current liabilities classified as held for sale		25,749	0	25,749
Total current liabilities	171,565	464	29,720	201,749
TOTAL EQUITY AND LIABILITIES	792,562	0	-6,414	786,148

* Reclassification of assets and liabilities classified as held for sale

3. Effect on the Presentation of the Closing Balance Sheet at December 31, 2004

The effect of restatements and reclassifications on the closing balance sheet is summarized as follows (in thousand euros):

	French accounting principles ("99-02")	IAS/IFRS restatements		IAS/IFRS
		IFRS 5 (*)	Other IAS/IFRS	
ASSETS				
Non-current assets				
Intangible assets	254,532	117	14,610	269,259
Including Goodwill	*244,430*	*117*	*14,674*	*259,221*
Property, plant and equipment	100,758	-278	-2,214	98,266
Investment property	-	-	+2,086	2,086
Financial assets	12,544	-	-35	12,509
Deferred tax assets	9,047	-35	+99	9,111
Total non-current assets	376,881	-196	14,546	391,231
Current assets				
Inventories	3,054	-302	-	2,752
Accounts receivable - Trade and other current assets	285,032	-1,560	-229	283,243
Prepayments and deferred charges	12,385	-	-4,843	7,542
Cash and cash equivalents	157,403	-360	-24	157,019
Non-current assets classified as held for sale	-	2,418	-	2,418
Total current assets	457,874	196	-5,096	452,974
TOTAL ASSETS	834,755	-	9,450	844,205
LIABILITIES				
Equity attributable to equity holders of the parent	325,471	-	11,218	336,689
Minority interests	13,933	-	-84	13,849
Total equity	339,404	-	11,134	350,538
Non-current liabilities				
Provisions	7,086	-	-3,885	3,201
Financial liabilities	293,333	-79	-79,255	213,999
Financial liabilities	2,198	-	1,576	3,774
TOTAL non-current liabilities	302,617	-79	-81,564	220,974
Current liabilities				
Provisions	-	-	+3,537	3,537
Other financial liabilities			+77,414	77,414
Current liabilities	186,256	-625	-495	185,136
Deferred income	6,478	-145	-576	5,757
Non-current liabilities classified as held for sale	-	849	-	849
TOTAL current liabilities	192,734	79	+79,880	272,693
TOTAL EQUITY AND LIABILITIES	834,755	-	9,450	844,205

*Reclassification of assets and liabilities classified as held for sale

Notes to the opening balance sheet at January 1, 2004

The principal changes in the opening balance sheet result from:

1/ Reclassifications:

a/ Assets and liabilities classified as held for sale are reported on a separate line item. These include the Marketing Services businesses sold during 2004 (WSA, Kalee, Group Promoplan and IPS) and investment properties disposed of at the end of 2004

b/ Investment property is reported on a separate line item, in an amount of 2,237,000 euros, which represents its historical cost

c/ The deferred charges representing the issue expenses paid in December 2003 of the Oceane convertible bonds have been deducted from the related financial liability in an amount of 3,113,000 euros

d/ Provisions have been analysed as either short-term or long-term liabilities

2/ The net book value of the remaining deferred charges at January 1, 2004 has been deducted from equity attributable to equity holders of the parent, in an amount of 1,395,000 euros, analysed as follows (in thousand euros):

Deferred charges	2,846
Deferred income	-975
Total, before tax effect	1,871
Deferred tax	-368
Deduction from equity	1,503
(-) Minority interests	-108
Deduction from equity attributable to equity holders of the parent	1,395

Notes to the closing balance sheet at December 31, 2004

The principal changes in the closing balance sheet result from:

1/ Reclassifications:

a/assets and liabilities classified as held for sale are reported on a separate line item, representing Marketing Services businesses

b/investment property is reported on a separate line item, in an account of 2,086,000 euros, which represents its historical cost

c/the net book value of the deferred charges representing the issue expenses paid in December 2003 of the Oceane convertible bonds has been deducted from the related financial liability in an amount of 2,335,000 euros

d/ provisions have been analysed as either short-term or long-term liabilities

2/ The restatement of the remaining deferred charges reported as assets at December 31, 2004, resulting in an increase of net income and of equity of 353,000 euros

3/ The elimination of the 2004 goodwill amortization expense, excluding impairment losses, resulting in an increase in net income and equity, of 12,051,000 euros and 12,506,000 euros, respectively. This has changed the following line items (in thousand euros):

Goodwills	13,841
Deferred tax liabilities	-1,790
Increase in net income	12,051
Translation reserve	455
Increase in equity	12,506

4/ Effect of the restatements on principal 2004 income statement line items

(In thousand euros)	Notes	French accounting principles	IFRS	Change
Revenue	1	952,823	952,901	+78
Net operating profit before financing costs	2	77,430	77,020	-410
Net financing costs and other financial income and expenses	3	-7,633	-8,410	-777
Net profit	4	43,200	55,055	+11,855
Net profit attributable to equity holders of the parent	4	39,303	51,132	+11,829

Note 1. Revenue

The following restatements have been made (in thousand euros):

French accounting principles:	952,823
- Inclusion of mark-up on expense recharges	+439
- Elimination of contract start-up expense recharges	-361
IFRS:	952,901

Note 2. Net operating income before financing costs

The following restatements have been made (in thousand euros):

French accounting principles:	77,430
- Impairment losses on goodwill	-1,516
- Elimination of amortization of Oceane deferred charges	+777
- Employee benefits: share option expense	-315
-Remaining exceptional items:	
Revenue transactions	+211
Capital transactions	+380
- Other	+53
IFRS:	77,020

Note 3. Net financing costs and other financial income and expenses:

The following restatements have been made
(in thousand euros):

French accounting principles:	-7,633
- Elimination of amortization of Oceane deferred charges	-777
IFRS	-8,410

Note 4. Net profit

The following restatements have been made (in thousand euros):	Net profit	Group share
French accounting principles:	43,200	39,303
- Elimination of amortization of goodwill, net of tax effect, excluding impairment losses	+12,051	+12,068
- Employee benefits: share option expense	-315	-315
- Other	+119	+76
IFRS	55,055	51,132

Statutory Auditors' report on the Consolidated Financial Statements

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English-speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.
This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

Year ended 31 December 2005

To the shareholders,

Following our appointment as statutory auditors by your Annual general meeting, we have audited the accompanying consolidated financial statements of SR.Teleperformance S.A. for the year ended 31 December 2005.
The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit. These financial statements have been prepared for the first time in accordance with IFRSs as adopted by the EU. They include comparative information restated in accordance with the same standards in respect of the year ended 31 December 2004 except for IAS 32 and IAS 39 which have been applied as from 1 January 2005.

I. Opinion on the consolidated financial statements
We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at 31 December 2005 and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the EU.

II. Justification of our assessments
In accordance with the requirements of article L.823-9 of the French Commercial Law (Code de Commerce) relating to the justification of our assessments, we bring to your attention the following matters:
- At each balance sheet date, the company tests the carrying amount of goodwill to determine whether it is impaired, and also reviews other non-current assets to determine whether there is any indication of impairment, as described in note I(n) and 3.1 to the consolidated financial statements. We have examined how the impairment testing is performed, and the cash flow forecasts and assumptions used, and we have assessed the reasonableness of the estimations. We have also verified that the disclosures in notes I(n) and 3.1 are appropriate.
- Note I (p) to the consolidated financial statements discloses the accounting treatment applied in respect of the commitments for the acquisition of shareholdings of minority interests, in the absence of any specific requirement set out in IFRS as adopted by the European Union. We are satisfied that the accounting treatment applied is not in contradiction with the general principles of IFRS, and that the disclosures in note I(p) are appropriate in respect of the assumptions and options made by the company.
These assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation opinion expressed in the first part of this report.

III. Specific verification
In accordance with professional standards applicable in France, we have also verified the information given in the Group's management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Mérignac and Maisons Alfort, April 27th, 2006

KPMG Audit Departement of KPMG S.A.	BDO MG SOFINTEX Membrer of BDO
Eric Junières	Jean Guez
Partner	Partner

Parent Company Financial Statements (French Accounting Standards)

The parent company accounts of SR.Teleperformance for the year ended December 31, 2003, 2004 and 2005 have been drawn up in accordance with French standards.

They appear as follows:

1. Balance Sheet as at December 31

ASSETS (In euros)	Notes	2005	2004	2003
Net intangible fixed assets	1	53,872	190,613	222,492
Net tangible fixed assets	1	5,506,714	6,425,477	9,855,644
Financial fixed assets				
Investments in affiliates		381,306,030	379,563,437	283,298,966
Due from affiliates		67,710,597	46,158,596	20,797,523
Other		337,069	350,457	350,654
TOTAL financial fixed assets	1	449,353,696	426,072,490	304,447,143
TOTAL fixed assets	1	454,914,282	432,688,580	314,525,279
Current assets				
Advances and payments on account		-	2,545	3,866
Accounts receivable - Trade		22,772,035	12,536,486	13,273,822
Other receivables		14,918,390	15,143,524	12,367,860
Marketable securities	4	68,464,866	75,708,755	194,411,019
Cash and bank		742,952	528,913	681,016
Prepaid expenses		33,278	538,292	471,356
TOTAL current assets	5	106,931,521	104,458,515	221,208,939
Deferred charges		1,556,310	2,432,568	3,149,227
Unrealized exchange losses	17	1,408,179	3,472,118	3,024,268
TOTAL ASSETS		564,810,292	543,051,781	541,907,713

LIABILITIES AND SHAREHOLDERS' EQUITY (In euros)

	Notes	2005	2004	2003
Share capital		88,281,040	88,281,040	88,281,040
Issue, merger and contribution premiums		178,932,275	178,932,275	178,932,275
Legal reserve		8,828,104	8,746,460	8,746,460
Other reserves *		24,406,669	21,906,669	21,906,669
Retained earnings		9,138,431	342,084	9,620,020
Net profit for the period		13,597,162	20,523,976	-2,106,432
Interim dividends		-	-5,296,862	-
Regulated provisions		41,182	-	-
TOTAL shareholders' equity	6	323,224,863	313,435,642	305,380,032
Provisions for contingencues and expenses	8	971,428	1,702,082	1,482,513
Liabilities				
Financial liabilities		217,069,273	207,648,957	221,035,790
Advances and payments on account				
Accounts payable - Trade		2,829,924	1,742,912	2,227,871
Tax, personnel and social security		3,424,796	1,846,518	2,935,365
Other liabilities		15,858,809	13,411,222	5,799,340
Deferred income		-	402,759	361,715
TOTAL liabilities **	9	239,182,802	225,052,368	232,360,081
Unrealized exchange gains	17	1,431,199	2,861,689	2,685,087
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		564,810,292	543,051,781	541,907,713
* Including long-term capital gains reserve		-	1,906,669	1,906,669
** Due after one year		174,341,366	188,440,339	202,888,059

2. Income Statement (for the year ended 31 December)

(In euros)	Notes	2005	2004	2003
Operating income				
Revenue	10	33,565,498	26,386,486	24,160,850
Operating subsidies		-	-	-
Write-back of depreciation, amortization and provisions		19,120	148,437	3,769,004
Other revenue		8,977	139,490	351,894
Total operating revenue		33,593,595	26,674,413	28,281,748
Operating expenses				
Purchases and external expenses		13,355,717	8,342,175	11,517,799
Taxes other than income taxes		881,586	802,033	892,051
Salaries and social charges		5,235,290	4,087,616	3,826,726
Depreciation, amortization and provisions		1,720,938	2,122,137	963,262
Other expenses		91,502	98,267	505,215
Total operating expenses		21,285,033	15,452,228	17,705,053
Net operating profit	10	12,308,562	11,222,185	10,576,695
Financial income				
Net income from investments in affiliates		11,868,610	11,828,780	14,833,145
Income from loans		2,114,355	1,835,334	1,288,372
Other interest and similar income		3,862,412	3,893,950	2,074,989
Write-back of provisions and expense transfers		2,785,171	578,273	3,282,349
Total financial income		20,630,548	18,136,337	21,478,855
Financial expenses **				
Depreciation, amortization and provisions		5,881,029	5,550,351	1,068,100
Interest and similar expenses		9,137,770	7,466,949	3,213,598
Total financial expenses		15,018,799	13,017,300	4,281,698
Financial result	11	5,611,749	5,119,037	17,197,157
Profit on ordinary activites before income taxes		17,920,311	16,341,222	27,773,852
Net amount				
- of capital gains on disposal of fixed assets		4,580	6,604,909	-28,086,489
- of other exceptional income and expenses		-384,359	251,297	-291,949
- of write-backs of amortization and provisions		281,254	-	2,514,214
Exceptional result	12	-98,525	6,856,206	-25,864,224
Income taxes	13	4,224,624	2,673,452	4,016,060
Net profit (loss)		13,597,162	20,523,976	-2,106,432
* Including income from affiliated companies		15,587,921	14,560,779	19,245,511
** Including expenses from affiliated companies		5,600,000	4,120,000	704,947

3. Cash Flow Statement (for the year ended December 31)

(In thousand euros)	2005	2004	2003
I Cash flows from operating activities			
Net profit (loss)	13,597	20,524	-2,106
Depreciation and amortization of fixed assets	1,673	1,752	929
Change in other provisions	2,843	5,197	-4,836
Capital gains or losses on disposal of fixed assets and shareholdings	-4	-6,605	28,087
Internally generated funds from operations	18,109	20,868	22,074
Change in working capital requirements	-3,885	8,211	6,326
Cash flows provided by operating activities	14,224	29,079	28,400
II Cash flows from investment activities			
Acquisitions of fixed assets			
Tangible and intangible fixed assets	-148	-1,046	-311
Investments in affiliates	-6,274	-99,012	-37,475
Other financial fixed assets	-22,587	-44,290	-5,383
Increase in deferred expenses	-	-92	-3,157
Disposals and reduction of fixed assets			
Tangible and intangible fixed assets	48	5,381	18
Investments in affiliates	292	2,552	15,813
Other financial fixed assets	2,869	19,738	6,813
Net cash flows used in investing activities	-25,800	-116,769	-23,682
III Cash flows from financing activities			
Increases in share capital	-	-	1,956
Dividends paid	-3,531	-12,358	-6,298
Unrealized exchange gains and losses	-	-	-123
Repayment of financial liabilities	-14,512	-18,804	-10,225
Increase in financial liabilities	22,587	-	162,243
Net cash flows provided by (used in) financing activities	4,544	-31,162	147,553
Change in cash and cash equivalents	-7,032	-118,852	152,271
Cash and cash equivalents at beginning of period	76,240	195,092	42,821
Cash and cash equivalents at end of period	69,208	76,240	195,092

Notes to the parent company's accounts
Highlights of the year (in thousand euros)

1.1 Share acquisitions in 2005

SR.Teleperformance increased its investment in Teleperformance Midi Aquitaine by 10%, to 95.02%.

The company paid 626,000 euros for the shares issued by its subsidiary SR Marketing Services following the exercise of stock options.

1.11 Subscription to increases in share capital

SR.Teleperformance subscribed to the following increases in share capital:

- Teleperformance Australia, in an amount of 1.8 million euros
- Teleperformance Singapore, in an amount of 1.2 million euros
- Hotel Byblos, in an amount of 276,000 euros

Accounting Policies

The financial statements have been prepared and presented in accordance with the principles and methods of French general accounting and of CRC regulation n°99-03, in compliance with the principles of matching and prudence, and on the going concern basis.

Recognition of assets and liabilities, income and expenses, in the financial statements is made on the basis of historical costs.

2.1 Change of accounting policy: assets

Following the implementation of CRC regulation n°2002-10 in respect of the depreciation and impairment of assets, as modified by CRC regulation n°2003-07, and of CRC regulation n°2004-06 in respect of the definition, recognition and measurement of assets, the company has elected to apply the following transitional treatments:

- In accordance with article 314-1 of the French accounting code, the after-tax effect of the new accounting policy is calculated retrospectively. This has resulted in a reduction of 317,000 euros in opening retained earnings.
- In accordance with CRC regulation n°2002-10, as modified by CRC regulation n°2003-07, the effect of the adoption of the regulation is based on the following:

Components:

The company owns a property used in the business and an investment property. The acquisition cost of the two properties has been split between building structure and other parts, which are accounted for as separate items and depreciated over their different useful lives. Acquisition cost excludes finance expenses and expenses of acquisition.

The estimated useful life of each component part has been assessed, and depreciation is charged to the income statement on a straight-line basis.

In consequence, accumulated depreciation has been recalculated, resulting in an after-tax change to opening retained earnings of 69,000 euros.

Changes in estimated useful lives of fixed assets not split into component parts:
This change only concerns software, for which the company has estimated the useful life as three years.
The company has elected to continue to amortize software for tax purposes over 12 months, accounting for the difference between the two methods as fiscal amortization. During 2005, the charge to fiscal amortization was 41,000 euros.

CRC regulation n°04-06: the effect of the adoption of this regulation is calculated as follows:
Following the new criteria for the definition and recognition of an asset, the company expenses the cost of filing and maintaining its trade-marks with effect from January 1, 2005. The amortized cost of such items in the 2004 balance sheet has been written off to opening retained earnings, in an after-tax amount of 79,000 euros.

The company has also elected to exclude the expenses of acquisition of tangible, intangible and financial fixed assets from acquisition cost.

CNC recommendation n°2004-15 relating to deferred charges:
Expenditure which does not meet the combined criteria of definition and recognition of assets, and which are not part of acquisition or production cost, should be charged to the income statement.

Deferred charges, other than bond issue expenses, have been written off to retained earnings as of January 1, 2005, in an amount of 92,000 euros.

The company has performed a review of the historical costs of its assets, and has determined that no adjustment is required.

2.2 Investments in affiliates

Investments in affiliates are recorded at acquisition cost; impairment losses are recognized to reduce acquisition cost to the present value of estimated future cash flows, using the following assumptions:

- Three-year forecasts of the affiliate and the relevant geographical zone, plus annual internal growth of 2% during the following seven years
- Discount rate specific to each geographical zone:
  Europe: 9.63%
  NAFTA: 10.40%
  Brazil: 14.99%
- Terminal values calculated after ten years without any further growth factor.

Any synergies arising on the integration of the company into the business of the group, as well as its strategic value to the group, are also taken into account.

Increases and decreases in provisions for impairment losses of investments in affiliates are included in the financial result, except for write-backs following the disposal of shareholdings, which are included in exceptional result.

NOTE 1 - DETAIL OF FIXED ASSETS (in thousand euros)

	Gross value	Depreciation, amortization and provisions	Net 2005	Net 2004
Intangible fixed assets	475	421	54	191
Tangible fixed assets	11,685	6,179	5,506	6,425
- Land	1,082	-	1,082	1,082
- Buildings	7,722	3,918	3,804	4,468
- Other	2,881	2,261	620	875
Financial fixed assets	463,739	14,385	449,354	426,072
- Investments in affiliates	388,491	12,817	375,674	379,564
- Preference shares	5,632	-	5,632	-
- Due from affiliates	68,039	329	67,710	46,158
- Other	1,577	1,239	338	350
TOTAL	475,899	20,985	454,914	432,688

NOTE 2 - CHANGE IN GROSS FIXED ASSETS (in thousand euros)

	01/01/2005	Increase	Decrease	12/31/2005
Intangible fixed assets	745	104	373	475
Tangible fixed assets	12,484	44	843	11,685
- Land	1,082	-	-	1,082
- Buildings	7,771	-	49	7,722
- Other	3,631	44	794	2,881
Financial fixed assets	436,249	36,309	8,819	463,739
- Investments in affiliates	388,152	6,274	5,935	388,491
- Preference shares	-	*5,632,	-	5,632
- Due from affiliates	46,487	24,384	2,832	68,039
- Other	1,610	19	52	1,577
TOTAL	449,478	36,457	10,035	475,899

* Preference shares in MM Group Holding, previously classified as investments in affiliates.

Gross value of financial fixed assets

- Investments in affiliates

This heading has recorded the following operations:

		TOTAL
Gross value, December 31, 2004		388,152
Acquisitions and subscriptions to increases in share capital:		
CONTACT CENTERS		+5,372
- Centrum Inwestycyjne (Poland)	1,036	
- Teleperformance Australia	1,807	
- Teleperformance Singapore	1,237	
- Teleperformance Midi Aquitaine	1,108	
- Other	184	
MARKETING SERVICES		+626
OTHER		+276
Disposals and price reductions		-303
Reclassification of preference shares		-5,632
-MM Group holding	5,632	
Gross value, December 31, 2005		388,491

The list of subsidiaries and other shareholdings is appended to the notes to the financial statements.

Due from affiliates:

Amounts due from the following affiliates totals 68 million euros, detailed as follows:

	01/01/2005	Increase	Decrease	12/31/2005	Due after one year
Fonomerk	329	-	-	329	329
Telephippines	1,445	5	-	1,450	1,450
MM Group holding	22,261	65	-	22,326	22,326
TGI	12,706	22,587	-	35,293	35,293
Merkafon de Mexico	7,342	-	984	6,358	6,358
Teleperformance France	2,000	-	-	2,000	2,000
FST (Argentina)	305	-	41	264	-
Other	89	-	80	19	-
TOTAL	46,487	22,657	1,105	68,039	67,756

NOTE 3 - CHANGE IN DEPRECIATION, AMORTIZATION AND PROVISIONS (in thousand euros)

Changes	*01/01/2005*	*Increase*	*Decrease*	*12/31/2005*
Intangible fixed assets	554	23	156	421
Tangible fixed assets	6,059	929	809	6,179
- Buildings	3,303	656	41	3,918
- Other	2,756	273	768	2,261
Financial fixed assets	10,177	5,600	1,392	14,385
- Investments in affiliates	8,588	5,600	1,371	12,817
- Preference shares	–	–	–	–
- Due from affiliates	329	–	–	329
- Other	1,260	–	21	1,239
TOTAL	16,790	6,552	2,357	20,985

Tangible and intangible fixed assets

Depreciation and amortization of tangible and intangible fixed assets is charged to the income statement on a straight-line basis over their estimated useful lives:

Software	3 years
Buildings *	15 - 25 years
Office and IT equipment	3 years
Other	5 - 10 years

* Based on the category of the building and the type of component part

Financial fixed assets - Investments in affiliates Increases in provisions

The increase in provisions of 5.6 million euros in 2005 is in respect of NOBLE Systems Corp (U.S.A.)

Decreases in provisions

Decreases in provisions in 2005 concern the following companies:

	Amount (in thousand euros)
Teleperformance Germany	276
Telephilippines	95
Plurimarketing (Portugal)	1,000
TOTAL	1,371

NOTE 4 - *CURRENT ASSETS - MARKETABLE SECURITIES*

Marketable securities amount to 68.5 million euros.

They comprise investments in monetary and bond funds with a year-end market value equal to the carrying amount.

NOTE 5 - CURRENT ASSETS - MATURITY SCHEDULE, DECEMBER 31, 2005

Gross value	*Total*	*Due within one year*
Accounts receivable - Trade (1) (2)	23,991	22,593
Other receivables (3)	15,403	10,836
Advances and payments on account	-	-
Marketable securities	68,465	68,465
Cash and bank	743	743
Prepaid expenses	33	33
TOTAL	108,635	104,068
(1) including sales invoices to be issued	361	361
(2) including doubtful receivables	1,398	-
(3) including income receivable	1,255	1,255

The change in provisions for doubtful receivables is as follows:

Changes	*01/01/2005*	*Increase*	*Decrease*	*12/31/2005*
Accounts receivable - Trade	1,080	138	-	1,218
Other receivables	1,257	-	772	485
TOTAL	2,337	138	772	1,703

NOTE 6 - CHANGE IN SHAREHOLDERS' EQUITY (In thousand euros)

	Amount
As at December 31, 2004	313,436
2004 final dividend (*)	-3,532
Net profit for the period	13,597
Change of accounting policy *in respect* of the recognition and depreciation of fixed assets (**)	-317
Fiscal depreciation	41
As at December 31, 2005	323,225

* An interim dividend of 0.15 euros per share was paid in December 2004. A final dividend of 0.10 euros per share was paid out with effect from July 11, 2005
** Change of accounting policy: assets.

The share capital as at December 31, 2005 comprises 35,312,416 shares with a par value of 2.50 euros.

NOTE 7 - DEFERRED CHARGES

Deferred charges amount to 1.6 million euros at December 31, 2005, relating to Oceane issue expenses not yet amortized.

NOTE 8 - PROVISIONS FOR CONTINGENCIES AND EXPENSES

Changes in provisions are as follows (in thousand euros):

	01/01/05	Increase	Decrease		12/31/05	Actual expense
			A	B		
Exchange losses	621	281	-	621	281	-
Employee risks and litigation	456	-	416	-	40	425
Tax	172	-	-	19	153	-
Employee retirement benefits	247	44	-	-	291	-
Subsidiaries	206	-	-	-	206	-
TOTAL	1,702	325	416	640	971	425

A: Utilized - B: Not utilized

Employee retirement benefits due under the industry-wide agreement and labour law have been measured using the projected unit credit method with the following actuarial assumptions:

- Discount rate: 4.5%
- Annual increase in remuneration: 2.5%.

Receivables and payables not denominated in euros are measured using year-end exchange rates. Unrealized gains and losses are held on the balance sheet.

NOTE 9 - Liabilities, maturity schedule, December 31, 2005 (in thousand euros)

	Amount	Due within one year	Due between one and five years	Due after five years
- Convertible bonds (1)	163,858	5,158	158,700	-
- Loans from financial institutions (2)	52,923	37,356	15,353	-
- Other financial liabilities	289	-	289	-
Sub-total financial liabilities	217,070	42,514	174,342	-
- Operating liabilities (3)	6,260	6,260	-	-
- Other liabilities (4)	15,854	15,854	-	-
- Deferred income	-	-	-	-
TOTAL	239,184	64,628	174,342	-
(1) including accrued interest	5,158	5,158	-	-
(2) including bank overdrafts and advances	-	-	-	-
(3) including accrued invoices	351	351	-	-
(4) including accruals	1,130	1,130	-	-

Certain borrowings are subject to covenants, as set out in the section, risk factors, of the reference document. As of December 31, 2005, the company was in compliance with all covenants.

NOTE 10 - NET OPERATING PROFIT (in thousands euros)

Analysis of revenue	Amount
Technical assistance	15,432
Management contract	9,228
Operating activities	5,665
Rents and charges	1,193
Other	2,047
TOTAL	33,565

Net operating profit amounted to 12,309,000 euros in 2005. The average number of personnel in 2005 was 33 (managers and blue collar workers: 29; other: 4).

NOTE 11 - FINANCIAL RESULTS (in thousand euros)

	Amount
Dividends	11,869
Impairment losses on shareholdings, net	-4,229
Other impairment losses, net	792
Unrealized exchange losses	340
Realized exchange losses	-92
Net gain on sale of marketable securities	1,429
Net interest expense	-2,937
Debt waiver	-1,560
TOTAL	5,612

NOTE 12 - EXCEPTIONAL RESULTS (in thousand euros)

The exceptional result in 2005 is a net loss of 98,000 euros analyzed as follows:

	2005			2004
	Income	Expense	Net	Net
Capital transactions	381	336	45	6,605
- Tangible and intangible fixed assets	48	33	15	1,807
- Financial fixed assets	292	303	-11	4,798
- Other	41	-	41	-
Revenue transactions	-	425	-425	251
Allowance/write-back of depreciation, amortization and provisions	416	134	282	-
TOTAL	797	895	-98	-25,864

NOTE 13 - ANALYSIS OF INCOME TAXES AND UNRECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES (in thousand euros)

	Profit before income taxes	Tax			Net income
		(A) At standard rate	(B) Adjustments	Actual tax	
Profit on ordinary activities before income taxes	17,920	6,380	-2,126	4,254	13,666
- Short-term (34,43%)	22,149	7,626	-3,372	4,254	17,895
- Long-term (15,72%)	-4,229	-664	664	-	-4,229
Exceptional result	-98	-32	3	-29	-69
- Short-term (34,43%)	-87	-30	1	-29	-58
- Long-term (15,72%)	-11	-2	2	-	-11
TOTAL	17,822	6,348	-2,123	4,225	13,597

Tax savings obtained from the utilisation of tax losses of subsidiaries transferred by the operation of the tax group are excluded from the income of the company, and are recorded on the balance sheet as a liability, in an amount of 14,710,000 euros.

Future tax liability increase or reduction

	Gross value	Tax
Type of increase	41	41
Type of reduction	-	-
Taxed provisions deductible subsequently		
Organic tax	40	14
Construction tax	13	4
Retirement benefits	45	15
TOTAL	98	33
* Long-term capital losses	28,506	

The tax group was comprised of the following companies in 2005:

SR.Teleperformance, SR.Marketing Services, New Way, SR.Sante, JRT Participations and Teleperformance France.

The consolidation convention used is the one recommended by the tax authorities in their instruction dated July 23rd 1993, the subsidiaries' tax burden being equal to what they would have borne in the absence of consolidation.

NOTE 14 - RELATIONS WITH AFFILIATED COMPANIES (in thousand euros)

Significant assets and liabilities and transactions with consolidated companies are summarized as follows:

BALANCE SHEET

Assets	Net amount
Investments in affiliates	371,346
Due from affiliates	67,710
Other financial fixed assets	5,632
Accounts receivable - Trade	20,951
Other receivables	10,010
Liabilities	
Provisions	190
Financial liabilities	162
Accounts payable - Trade	2,118
Other liabilities	14,711

INCOME STATEMENT

Income	Net amount
Revenue	26,844
Income from investment in affiliates	11,868
Other financial income	3,720
Write-back of provisions	2,163
Expenses	
Other external expenses	7,627
Financial expenses	-
Provisions	5,695

NOTE 15 - REMUNERATION OF COMPANY OFFICERS

Total remuneration paid in 2005 to the members of the Management Board and the Supervisory Board amounted to 1,647,000 euros and 210,000 euros, respectively, compared with 1,407,000 euros and 210,000 euros, respectively, in 2004.

Attendance fees paid in 2005 to the members of the Supervisory Board totalled 84,500 euros, compared with 94,000 euros in 2004.

NOTE 16 - EXPOSURE TO INTEREST RATE RISKS

The company's exposure to interest rate risks as of December 31, 2005 is summarized as follows: (in thousand euros)

	Amount	*Due within one year*	*Due between one and five years*	*Due after five years*
Financial assets				
Loans and advances to group companies	68,039	283	67,756	-
At: fixed rate	-	-	-	-
floating rate	68,039	283	67,756	-
Financial liabilities				
OCEANE bonds (1)	163,858	5,158	158,700	-
Loans from financial institutions	52,923	37,356	15,567	-
Other financial liabilities (deposits received)	289	-	289	-
At: fixed rate	163,858	5,158	158,700	-
floating rate	52,923	37,356	15,567	-

(1) Information concerning the OCEANE bonds is set out in the Registration Document.

NOTE 17 - EXPOSURE TO EXCHANGE RATE RISKS

The company's exposure to exchange rate risks as of December 31, 2005 is summarized as follows:

	Net amount in foreign currency, December 31, 2005
Financial assets	
Loans and advances to group companies	
US Dollar	(*) (**)24,612,000
Canadian Dollar	(***)31,000,000
British Pound	(****)13,500,000
Financial liabilities	
Loans from financial institutions	
US Dollar	(*)7,812,000
Canadian Dollar	(***)31,000,000

* Loans denominated in US dollars made to American subsidiaries, in a total amount of $7.8 million (Merkafon de Mexico: $7.5 million; FST: $0.3 million) are hedged by US dollar loans from financial institutions.

** Loans denominated in US dollars made to TGI, a US subsidiary, and to Telephilippines, of $15 million and $1.8 million, respectively, are hedged by a currency swap.

*** A loan denominated in Canadian dollars made to TGI, a US subsidiary, in a total amount of CAD 31 million, is hedged by a bank loan in the same currency.

**** The loan denominated in pounds sterling made to MM Group, a UK subsidiary, in an amount of £13.5 million, is hedged by a currency swap of £13.2 million.

	Unrealized losses			**Unrealized gains**
	Total	*Unrealized losses* *Hedged*	*Provision For exchange losses*	*Total*
Operating receivables	130		130	296
Due from affiliates	1,266	1,124	142	8
Other receivables	-	-	-	-
Operating liabilities	9	-	9	3
Financial liabilities	3	3	-	1,124
TOTAL	1,408	1,127	281	1,431

NOTE 18- FINANCIAL COMMITMENTS (in thousand euros)

Commitments given

Cautions	Total	Related to subsidiaries
Groupe Vivactis (1)	2,633	-
WSA (2)	1,500	-
Design Board (3)	1,000	-
Cautions given to banks for subsidiary companies' loans		
BNP Paribas Teleperformance Switzerland	92	92
BNP Paribas Teleperformance Austria	330	330
HSBC Iberphone	3,000	3,000
Crédit Du Nord Noble Systems Corp	767	767
Teleperformance Group Inc	11,920	11,920
BNP Paribas In & Out	360	360
TOTAL	21,242	16,469

Guarantee

- Performance guarantee in respect of the contract of Teleperformance USA with IBM for a period of five years from January 1, 2004, in a maximum amount of 140 million US dollars.
- Performance guarantee in respect of the contract of TP CRM with Brazil Telecom in a maximum amount of 12 million reals.

(1) In favour of the purchaser of the Healthcare division subsidiaries, in respect of the net asset warranty given on a reducing basis until expiry on June 30, 2007

(2) In favour of SRMS, in respect of the net asset warranty given by SRMS to the purchasers of WSA and Kalee, on a reducing basis until expiry on December 30, 2007

(3) In favour of the purchaser of Design Board, joint and severally with SRMS, on a reducing basis until expiry on December 31, 2008

Share purchase commitments given to subsidiaries' minority shareholders:

The company has committed to acquire the minority interests in a number of subsidiaries as part of the original acquisition agreement.

Theses commitments are estimated to amount to 34,348,000 euros as of December 31, 2005, on the basis of the contractual commitments given by the company to the minority shareholders. This amount is adjusted each year on the basis of subsidiaries' results and of exchange rate movements.

Commitments received

Guarantee

Guarantee received from TGI in respect of 50% of the performance guarantee for the contract between Teleperformance USA and IBM for a period of five years from January 1, 2004.

Temporary debt waiver:

The company has granted its Belgium subsidiary a debt waiver amounting to 1,560,000 euros; the waiver is conditional, and includes a repayment clause should the net equity and result of the subsidiary exceed certain specified levels.

Net asset warranties in share acquisition agreements:

The company has acquired controlling interests in a number of companies during 2005 and prior years. All agreements in respect of the acquisition of these shares include a commitment by the sellers to indemnify the company for any undisclosed liability or any irrecoverable asset as of the date of acquisition.

The duration of these commitments is of two or three years from the share transfer date, except for matters relating to liabilities arising from fiscal or personnel issues, where the commitment continues until the potential liability is prescribed. Most of these commitments are guaranteed by escrow accounts, due for release in two to four years on average.

Individual training rights:

As of December 31, 2005, the company had received no request from employees in respect of the law of March 4, 2004. The commitment is not significant.

Investment inventory at December 31, 2005

In euros		Number of shares	Carrying value
France			
	SR.MARKETING SERVICES	1,123,119	22,906,286
	SR SANTE	250,000	6,646,739
	COMUNICATOR	2,185	949,706
	P.G.S.	2,045	378,924
	SRBV	30,100	6,167,700
	INFOMOBILE	666,718	5,170,000
	MCA	9,000	90,000
	SYNERFIL	525	50,768
	TELEPERFORMANCE MIDI AQUITAINE	4,772	4,514,674
	TELEPERFORMANCE FRANCE	8,199,998	33,002,411
	TELEPERFORMANCE RHONE-ALPES	2,199	122,194
	TELEPERFORMANCE NORTH	2,096	610,824
	TELEPERFORMANCE WEST	2,148	77,060
	L'INSTITUT DU CALL CENTER (I.D.C.C.)	1,997	304,445
	Various shareholdings with a carrying value under €15,000		12,370
	Marketable securities	11,836	68,464,866
	TOTAL France		149,194,967
Europe			
United Kingdom	MM GROUP HOLDINGS	8,735,996	17,476,680
Austria	TELEPERFORMANCE AUSTRIA	500	137,091
Benelux	LUXEMBOURG CALL CENTERS	1,249	2,695,877
Benelux	TELEPERFORMANCE BELGIUM	3,997	1,547,813
Germany	ALL BY PHONE	24,000	3,574,935
Germany	TELEPERFORMANCE GERMANY	4,500	276,085
Spain	IBERPHONE	240,000	19,280,483
Spain	GOLF PALALTO	483,391	4,324,847
Portugal	PLURIMARKETING	811,680	4,240,710
Greece	SERVICE 800	140,000	1,972,107
The Netherlands	TELEPERFORMANCE NETHERLANDS	88	3,202,320
The Netherlands	CALL AND SELL	40	3,311,649
Italy	GRANDI NUMERI	41,000	104,101
Italy	IN AND OUT SPA	160,000	493,516
Sweden	B.I.T.E.	2,358	2,086,198
Switzerland	TELEPERFORMANCE SWITZERLAND	101	126,203
Czech Republic	LION TELESERVICES	2,080	622,688
Poland	CENTRUM INWESTYCYJNE	28	3,219,833
The Americas			
Argentina	TELEPERFORMANCE ARGENTINA	1,329,797	3,727,095
Brazil	TP BRASIL, COMÉRÇIO, E-SERVIÇOS	9,944,846	9,013,690
Canada	MARUSA,	51	8,918,268
Canada	TELEPERFORMANCE CANADA,	6,480	1,994,966
U.S.A.	TELEPERFORMANCE GROUP, INC.	156,500	152,848,122
U.S.A.	NOBLE SYSTEMS	64,726	1,736,395
U.S.A.	CITYTECH	76,020	22,423
Mexico	INVERPANAMERICA	89,787,327	47,516,517
Mexico	IMPULSORA	99,999	326,477
Mexico	SISTEMAS	57,099	217,652
Mexico	MERKAFON,MANAGEMENT	100	16,323
Others			
South Korea	I.M.C.,	90,964	423,806
Singapore	TELEPERFORMANCE SINGAPOUR	4,200,000	1,901,852
Australia	TELEPERFORMANCE AUSTRALIA	3,001,002	1,807,266
Philippines	TELEPHILIPPINES	899,999	1,411,947
OVERALL TOTAL			449,770,900

Affiliates and Shareholdings

In local currency (in thousands)

	Share-capital	Average exchange rate	Closing exchange rate
I - INFORMATION BY COMPANY :			
Subsidiaries whose cost of shareholding exceeds 1% of the share capital of the parent company.			
A -Shareholdings in excess of 50%:			
SR SANTE 6-8, rue Firmin-Gillot - 75015 PARIS - FRANCE	3,750 EUR		
SR.MARKETING SERVICES 6-8, rue Firmin-Gillot - 75015 PARIS - FRANCE	17,969 EUR		
ALL BY PHONE Wendenstrasse 377 20537 HAMBURG - GERMANY	30 EUR		
CENTRUM INWESTYCYJNE UIANNAPOL 3 03-236 WARSAW POLAND	25 PLN	0.2487	0.2591
INFOMOBILE 6, rue Hélène-Boucher - 78286 - GUYANCOURT CEDEX - FRANCE	2,000 EUR		
LUXEMBOURG CALL CENTERS 4, boulevard Joseph II - 1840 LUXEMBURG	500 EUR		
MM GROUP HOLDINGS 17-54, Hartfield Road - LONDON SW 19 3SE - UNITED KINGDOM	7,291 GBP	1.4624	1.4592
INVERPANAMERICA Av. Cuauhtemoc 400 - 64 000 MONTERREY, N.L. - MEXICO	89,787 MXP	0.0740	0.0798
TELEPERFORMANCE BRASIL Comércio e Serviços Rua Florencio de Abreu, 623 - 01029-001 SAO PAULO - BRAZIL	13,220 BRC	0.3329	0.3648
NOBLE SYSTEM 4151 Ashford Dunwoody Road, Suite 550 30319-1462 ATLANTA GEORGIA - USA	3 USD	0.8046	0.8477
TELEPERFORMANCE GROUP INC 1601 Washington Avenue, Ste 400 - MIAMI BEACH, FL 33139 - USA	156 USD	0.8046	0.8477
TP CANADA 365 Bloor Street East, Suite 600 PO Box 46 - TORONTO, ONTARIO M4W 3L4 - CANADA	2,315 CAD	0.6646	0.7286
TECHCITY SOLUTIONS France 4, boulevard Rocheplatte - 45000 ORLEANS - FRANCE	318 EUR		
COMUNICATOR 7, allée des Gémeaux - Centre Novaxis - 72 100 LE MANS - FRANCE	40 EUR		
IBERPHONE - TELEPERFORMANCE SPAIN Avenida de Burgos 8A - 28036 MADRID - SPAIN	7,442 EUR		
TELEPERFORMANCE BELGIUM 62, rue de la Fusée - 1130 BRUSSELS - BELGIUM	99 EUR		
SERVICE 800 - TELEPERFORMANCE GREECE Thisseos 330 - 176 75 ATHENS - GREECE	600 EUR		
FST Av. Leandro N. Alem 896 2 Piso - 1001 BUENOS AIRES - ARGENTINA	7,539 ARS	0.2742	0.2796
PLURIMARKETING Rua Alexandre Braga 25 B 1150-003 LISBON - PORTUGAL	841 EUR		
BITE St Eriksgatan 113, 2nd Floor, PO BOX 6777 - 11384 STOCKHOLM - SWEDEN	277 SEK	0.1078	0.1065
TELEPERFORMANCE HOLLAND Schouwburgring 75 - 5037 TK TILBURG - THE NETHERLANDS	21 EUR		
MARUSA MARKETING 66 Wellington Street West, Suite 3600 - M5K 1N6 TORONTO - ONTARIO - CANADA	1 CAD	0.6646	0.7286
TELEPERFORMANCE FRANCE 6-8, rue Firmin Gillot - 75015 PARIS - FRANCE	8,200 EUR		
TELEPERFORMANCE MIDI AQUITAINE 85, rue Chevalier - 33000 BORDEAUX - FRANCE	80 EUR		
TELEPHILIPINES San Miguel avenue 1600 PASIG CITY, METRO MANILA PHILIPPINES	43,500 PHP	0.0146	0.0159
TIMES - TELEPERFORMANCE SINGAPORE 210 Middle Road Unit 188994 - SINGAPORE	6,000 SGD	0.4832	0.5095
TELEPERFORMANCE AUSTRALIA Level 12, 61 Lavender street MILSONS POINT 20601 AUSTRALIA	3,150 AUD	0.6129	0.6208
B - Shareholdings of between 10% and 50%:			
GOLF PALALTO Mijas - MALAGA - SPAIN	11,223 EUR		
II - GENERAL INFORMATION:			
A - Subsidiaries not included in section I			
a) Total French subsidiaries	-		
b) Total foreign subsidiaries)	-		
B - Shareholdings not included in section I			
a) In French companies (in total)	-		
b) In foreign companies (in total)	-		

Reserves and retained earnings	*Share-holding %*	*Net book value of shareholding* Gross	Net	*Outstanding loans and advances granted by the company*	*Amount of guarantees and cautions granted by the company*	*Revenue 2005*	*Profit 2005*	*Devidends received*
		In thousand euros		In thousand euros				In thousand euros
1,779 EUR	100 %	6,647	6,647			0 EUR	141 EUR	
16,864 EUR	100 %	22,906	22,906			213 EUR	3,431 EUR	
1,306 EUR	80 %	3,575	3,575			10,049 EUR	868 EUR	280
687 PLN	70 %	3,220	3,220			0 PLN	1,403 PLN	108
-1,883 EUR	100 %	5,170	5,170			11,687 EUR	167 EUR	
29,454 EUR	100 %	2,696	2,696			0 EUR	11,883 EUR	
172 GBP	93 %	17,477	17,477	22,326		0 GBP	-1,303 GBP	
-38,593 MXP	100 %	47,517	47,517			0 MXP	53,806 MXP	4,223
12,339 BRC	75 %	9,014	9,014	170	6,456	1,596 BRC	5,747 BRC	1,507
5,963 USD	51 %	11,456	1,736		767	25,604 USD	868 USD	103
133,581 USD	100 %	152,848	152,848	35,293	11,920	0 USD	3,101 USD	
4,784 CAD	92 %	1,995	1,995			53,196 CAD	2,337 CAD	
10,124 EUR	95 %	6,168	6,168			27,433 EUR	2,199 EUR	
975 EUR	87 %	950	950			10,481 EUR	829 EUR	524
934 EUR	100 %	19,280	19,280		3,000	62,402 EUR	912 EUR	
-1,747 EUR	100 %	1,548	1,548	2,858		3,667 EUR	-147 EUR	
3,532 EUR	70 %	1,972	1,972	270		47,534 EUR	1,244 EUR	1,050
171 ARS	66 %	3,727	3,727	264		57,612 ARS	-1,449 ARS	
1,219 EUR	96 %	4,241	4,241			7,793 EUR	534 EUR	103
13,289 SEK	85 %	2,086	2,086	420		118,247 SEK	-924 SEK	487
2,691 EUR	88 %	6,514	6,514			10,778 EUR	1,141 EUR	466
6,854 CAD	100 %	8,918	8,918			24,657 CAD	-51 CAD	
-13,902 EUR	100 %	33,002	33,002	2,000		98,394 EUR	-14,354 EUR	
6,916 EUR	95 %	4,515	4,515			53,622 EUR	3,929 EUR	2,004
167,550 PHP	60 %	1,412	1,412	1,450		824,778 PHP	49,047 PHP	
-418 SGD	51 %	2,126	1,902	39		2,815 SGD	17 SGD	
-1,525 SGD	100 %	1,807	1,807			6,245 AUD	-362 AUD	
-6,392 EUR	14 %	4,325	4,325			9,725 EUR	-2,756 EUR	
-	-	1,801	1,308	140	-			
-	-	2,879	2,745	2,855	782			202
-	-	363	55					-
-	-	1,969	30					-

Statutory Auditors' Report on the Financial Statements

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.
This report, together with the statutory auditors' report addressing financial and accounting information in the Presidents' report on internal control, should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

Year ended December 31, 2005

In compliance with the assignment entrusted to us by the Annual General Meeting, we hereby report to you, for the year ended 31 December 2005, on:
- The audit of the accompanying financial statements of SR.Teleperformance S.A.
- The justification of our assessments
- The specific verifications and information required by law

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

1 Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities, as of 31 December 2005, and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France. Without qualifying our opinion set out above, we draw your attention to note 2 to the financial statements which describes the changes in accounting principle arising from the first-time adoption of CRC regulation n°2002-10 concerning the depreciation of assets and CRC regulation n°2004-06 concerning the definition of an asset.

2 Justification of our assessments

In accordance with the requirements of article L.823-9 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:
- We reviewed the conditions and disclosures regarding the changes in accounting principle set out above;
- Note 2 to the financial statements describes the accounting principle relating to the determination of the carrying value of investments in affiliates. In the course of our audit, we have assessed the methodology used and the consistency of the resulting carrying values with these assumptions

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

3. Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.
We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements. In accordance with French law, we ascertained that the information relating to the acquisition of shares and controlling interests and the identity of shareholders was given in the management report of the Board of Directors.

Mérignac and Maisons Alfort, April 27th, 2006

KPMG Audit	BDO MG SOFINTEX
Department of KPMG S.A.	Member of BDO
Eric Junières	Jean Guez
Partner	Partner

contacts



NORTH & CENTRAL AMERICA

TELEPERFORMANCE CANADA
Tel (1) 416.922.3519
Fax (1) 416.922.7830
@ emorfidis@teleperformance.ca

Erifili Morfidis
Suite 600
365 Bloor Street East
PO BOX 46, Toronto
Ontario, M4W 3L4
CANADA

TELEPERFORMANCE MEXICO
Tel (52-81) 8150.0000
Fax (52-81) 8150.0187
@ jrodriguez@tpmex.com

Jesús Rodriguez
Av. Cuauhtémoc 400 Sur
Monterrey
N.L. 64000
MEXICO

AMERICALL GROUP, INC.
Tel (1) 630.955.9100
Fax (1) 630.955.9995
@ gakestler@americallgroup.com

George A. Kestler
550 East Diehl Road
Naperville, IL 60563
USA

TELEPERFORMANCE INTERACTIVE
Tel (1) 610.941.1000
Fax (1) 610.941.9844
@ mcohen@teleperformance.com
jcohen@teleperformance.com

Marc Cohen/Jeff Cohen
One Plymouth Meeting
Suite 610
Plymouth Meeting, PA 19462
USA

TELEPERFORMANCE USA
Tel (1) 801.257.5800
Fax (1) 801.257.6002
@ ddato@teleperformance.com
tcasey@teleperformance.com
atruitt@teleperformance.com

Dominic Dato
Tim Casey
Alan Truitt
1991 South 4650 West
Salt Lake City, UT 84104
USA

SOUTH AMERICA

TELEPERFORMANCE ARGENTINA
Tel (54) 11.5555.3000
Fax (54) 11.5555.3001
@ varas@tparg.com

Norberto Varas
Reconquista 1088 4° Piso
C1003AAQ Buenos Aires
ARGENTINA

TELEPERFORMANCE BRAZIL
Tel (55) 11.2163.3333
Fax (55) 11.2163.3334
@ info@teleperformance.com.br

Marcelo Yelos
Paulo Cesar Salles Vasques
Marketing and Sales VP
Av. Dr Chucri Zaidan,
80 - Bloco B - 4° andar 04583-110
Sao Paulo
BRAZIL

TELEPERFORMANCE CHILE
Tel (562) 580.1300
Fax (562) 580.1309
@ pquezada@tparg.com

Pablo Quezada
Teatinos 950, Piso 11
Santiago Centro
Santiago
CHILE

TELEPERFORMANCE EL SALVADOR
Tel (503) 2250.5700
Fax (503) 2245.4101
@ ggarcia@tpslv.com

Gustavo Garcia Rendon von Bertrab
Edificio Plaza Olímpica
Avenida Olímpica y Pasaje 3
2° Piso, San Salvador
EL SALVADOR, C.A

ASIA / PACIFIC

TELEPERFORMANCE AUSTRALIA
Tel (61) 2.9955.7333
Fax (61) 2.9955.8615
@ tpa@teleperformance.com.au

Sarino Pettinato
Level 1, 205 Pacific Highway
St. Leonards
New South Wales 2065
AUSTRALIA

TGI - CHINA REPRESENTATIVE OFFICE
Tel (86) 10.6522.8626
Fax (86) 10.6522.3211
@ jwai@tpgroupinc.com

Joseph Ch Wai
22E CITIC Tower A,
19 Jianguomenwai Street
Beijing, 100004
CHINA

TELEPERFORMANCE INDIA
Tel (91) 124.243.9955
Fax (91) 124.243.9698
@ sanjay.mehta@teleperformance.com

Sanjay Mehta
387, Udyog Vihar, Phase II
Gurgoan Haryana, 122016
INDIA

TELEPERFORMANCE INDONESIA
Tel (62) 21.2550.8111
@ jeffreynah@teleperformance.com.sg

Jeffrey Nah
18th floor, Menara Jamsostek
Jl. Jend. Gatot Subroto, kav 38
12710, Jakarta
INDONESIA

NIPPON TELEPERFORMANCE JAPAN
TEL (81) 42.340.5225
FAX (81) 42.340.5210
@ ohashi@nippontp.com
inaba@nippontp.com

Kota Ohashi
Tomoko Inaba
11th Floor, 1-14-1
Fuchucho, Fuchu-shi
Tokyo 183-0055
JAPAN

IMC - TELEPERFORMANCE KOREA
TEL (82) 2.3446.6655
FAX (82) 2.3446.6605
@ niki@imctp.co.kr

Niki Kim
8F, Kolon Digital Tower
222-7 Guro-dong, Guro-gu
152-777 Seoul
KOREA

TELEPERFORMANCE PHILIPPINES
Tel (63) 2.632.90.00
Fax (63) 2.632.99.99
@ info@teleperformance.ph
drizzo@teleperformance.com

Miguel O. Cojuangco
David Rizzo
14th Floor Octagon Center
Building, San Miguel avenue
Ortigas Center, 1605 Pasig City
Metro Manila
PHILIPPINES

TELEPERFORMANCE SINGAPORE
Tel (65) 63.38.78.33
Fax (65) 63.38.66.46
@ jeffreynah@teleperformance.com.sg

Jeffrey Nah
210 Middle Road-Unit
09-03/04/05 - IOI Plaza
188994
SINGAPORE

EUROPE & OTHERS

TELEPERFORMANCE AUSTRIA
Tel (43) 1.54.555.54-0
Fax (43) 1.54.555.53
@ office@teleperformance.at

Michael Helml
Bräuhausgasse 7 - 9
A-1050 Vienna
AUSTRIA

TECHCITY SOLUTIONS BENELUX
Tel (32) 2.702.20.20
Fax (32) 2.702.21.21
@ info@techcity.be

Edouard Moret
62 rue de la Fusée
Raketstraat
1130 Brussels
BELGIUM

TECHMAR EUROPE
Tel (32) 2.200.50.00
Fax (32) 2.200.55.00
@ info@techmar-europe.com

Guillaume Baude
Paalstraat 14
1080
Brussels
BELGIUM

TELEPERFORMANCE BELGIUM
Tel (32) 2.702.20.11
Fax (32) 2.702.21.21
@ info@teleperformance.be

Philippe Isaac
62 rue de la Fusée
Raketstraat
1130 Brussels
BELGIUM

Lion Teleperformance Czech Republic
Tel (420) 466.029.111
Fax (420) 466.029.112
@ ales_hybner@teleperformance.cz
jaroslav_spilar@teleperformance.cz

Ales Hybner
Jaroslav Spilar
Erno Košťála 870
530 12 Pardubice
CZECH REPUBLIC

Teleperformance Denmark
Tel (45) 33.36.94.94
Fax (45) 77.33.94.99
@ info@teleperformance.dk

Lena Bielefeldt
Øster Allé 42 - Parken
DK-2100 Copenhagen
DENMARK

The Performance Institute
Tel (45) 27.20.00.10
Fax (45) 77.31.99.04
@ js@tpi.dk

Jesper Skovlund
Øster Allé 42 - Parken
DK-2100 Copenhagen
DENMARK

Teleperformance Finland
Tel (358) 3.411.411
Fax (358) 3.411.41.399
@ riikka.temonen@teleperformance.fi

Riikka Temonen
Rautatienkatu 21
FIN-33100 Tampere
FINLAND

Cash Performance
Tel (33) 1.40.45.45.40
Fax (33) 1.40.45.41.12
@ contact@cashperformance.fr

Laurent Berrebi
6/8, rue Firmin-Gillot
75737 Paris Cedex 15
FRANCE

Comunicator
Tel (33) 2.43.51.51.51
Fax (33) 2.43.51.51.52
@ comunicator@comunicator.fr

Herve Paumard
7, allée des Gémeaux
72100 Le Mans
FRANCE

I.D.C.C. Institut du Call Center
Tel (33) 1.55.25.29.55
Fax (33) 1.55.25.29.59
@ idcc@idcc.fr

Françoise Hamard
210, rue du Faubourg
Saint-Antoine
75012 Paris
FRANCE

Infomobile
Tel (33) 1.30.60.11.12
Fax (33) 1.30.60.11.99
@ contact@infomobile.fr

Patrick Dubreil
Sandrine Knellesen
"Le Crystal"
6, rue Hélène-Boucher
78286 Guyancourt
FRANCE

Synerfil
Tel (33) 1.41.33.90.00
Fax (33) 1.46.45.46.55
@ cratte@synerfil.fr

Caroline Ratte
34, rue Guynemer
92130 Issy-les-Moulineaux
FRANCE

TechCity Solutions France
Tel (33) 2.38.79.90.90
Fax (33) 2.38.79.90.99
@ info@techcity.fr

Georges Eric Lagrange
4, boulevard Rocheplatte
45000 Orléans
FRANCE

Teleperformance Est
Tel (33) 3.88.75.71.71
Fax (33) 3.88.75.57.45
@ tp-strasbourg@teleperformance.fr

Eric Genet
Bureaux Europe
20, place des Halles
67000 Strasbourg
FRANCE

Teleperformance France
Tel (33) 1.55.76.40.30
Fax (33) 1.55.76.40.82
@ info@teleperformance.fr

Patrick Dubreil
Jean-François Guillot
6/8, rue Firmin-Gillot
75737 Paris Cedex 15
FRANCE

Teleperformance Midi-Aquitaine (Toulouse)
Tel (33) 5.61.00.01.01
Fax (33) 5.61.00.01.03
@ tp-toulouse@teleperformance.fr

Stephane Thounens
[illegible]
9024, rue de la Découverte
Voie n°2 Buroparc 1, BP 49
31674 Labège Cedex
FRANCE

Teleperformance Midi-Aquitaine (Bordeaux)
Tel (33) 5.56.51.23.23
Fax (33) 5.56.48.53.41
@ tp-bordeaux@teleperformance.fr

Damien Boissinot
228-230, bld Godard
Établissement Sud-Ouest
33300 Bordeaux
FRANCE

Teleperformance Nord
Tel (33) 3.28.80.08.00
Fax (33) 3.28.80.08.01
@ tp-lille@teleperformance.fr

Thierry Mormentyn
Cité scientifique
19, rue Appert
59650 Villeneuve-d'Ascq
FRANCE

Teleperformance Ouest
Tel (33) 2.99.59.59.59
Fax (33) 2.99.59.95.00
@ tp-rennes@teleperformance.fr

Stephane Thounens
Parc An Orient
216 route de Lorient
35039 Rennes
FRANCE

Teleperformance Rhône-Alpes
Tel (33) 4.72.36.21.21
Fax (33) 4.72.36.21.22
@ tp-lyon@teleperformance.fr

Catherine Hazane
Tour Suisse
1 bd Marius-Vivier-Merle
69443 Lyon Cedex 03
FRANCE

Teleperformance Interactive
Tel (33) 1.55.76.85.85
Fax (33) 1.55.76.40.38
@ contact@teleperformance-interactive.fr

Olivier Carrot
Arnaud de Taxis
6/8, rue Firmin-Gillot
75737 Paris Cedex 15
FRANCE

Marketvisions
Tel (49) 21.14.78.470
Fax (49) 21.14.78.47.26
@ joerg.fabert@marketvisions.de

Joerg Fabert
Georg-Glock-Strasse 14
40474 Düsseldorf
GERMANY

Teleperformance Germany
Tel (49) 40.80.90.70
Fax (49) 40.25.41.45.02
@ kozak@telperformance.de

Alexander Kozak
Wendenstrasse 377
20537 Hamburg
GERMANY

Teleperformance Germany
Tel (49) 89.45.02.80
Fax (49) 89.45.02.81.60
@ azabel@teleperformance.de

Axel Zabel
Rosenheimerstrasse 145
81671 Munich
GERMANY

Direct Response Service
Tel (30) 210.2013.500
Fax (30) 210.2289.111
@ spassalis@teleperformance.gr

Savvas Passalis
Acharnon 385
111 43 Athens
GREECE

Mantel
Tel (30) 210.2010.490
Fax (30) 210.2010.063
@ cpanagiotopoulos@teleperformance.gr

Constantinos Panagiotopoulos
Ionias 166
111 44 Athens
GREECE

Teleperformance Hellas
Tel (30) 210.9490.500
Fax (30) 210.9403.383
@ info@teleperformance.gr

Yannis Tourcomanis
Thisseos 330
176 75 Athens
GREECE

Grandi Numeri
Lucio Apollonj Ghetti
Paolo Righetti
Tel (39) 06.86.51.71
Fax (39) 06.86.51.74.44
@ info@grandinumeri.com
Via di Priscilla, 101
00199 Rome
ITALY

Teleperformance Italia
Lucio Apollonj Ghetti
Paolo Vestri
Tel (39) 06.86.51.91
Fax (39) 06.86.51.94.44
@ sales@teleperformance.it
Via di Priscilla, 101
00199 Rome
ITALY

Teleperformance Lebanon
Wadad Karam
Tel (961) 1.511.422
Fax (961) 1.511.426
@ info@tpleb.com
Exel Building, Jisr el Wati
Sin el Fil
PO BOX 11-73 Beirut
LEBANON

Teleperformance Netherlands
Norbert Van Liemt
Tel (31) 79.342.98.00
Fax (31) 79.341.26.30
@ norbert.vanliemt@teleperformance.nl
Orfeoschouw 70 - 76
2726 JH Zoetermeer
NETHERLANDS

Teleperformance Norway
Jonas Tornquist
Tel (47) 35.02.20.00
Fax (47) 35.02.22.21
@ jonas.tornquist@teleperformance.no
Munkedamsveien 53 B
0250 Oslo
NORWAY

CTM Teleperformance Poland
Maciej Wielkopolan
Tel (48) 22.519.77.00
Fax (48) 22.519.77.01
@ m.wielkopolan@teleperformance.pl
Ul Annopol 3
03-236 Warsaw
POLAND

Teleperformance Portugal
João Cardoso
Tel (351) 21.311.39.00
Fax (351) 21.311.39.99
@ joao.cardoso@teleperformance.pt
Rua Alexandra Braga, 25-B
1150-003 Lisbon
PORTUGAL

Teleperformance Romania
Yannis Karipsiadis
Tel (40) 21.40.10.800
Fax (40) 21.41.01.067
@ ykaripsiadis@teleperformance.ro
88 Sebastian Str. Sect. 5
763052 Bucharest
ROMANIA

Teleperformance Russia
Michel Mertens
Bart Kuyper
Tel (7) 495.787.4000
Fax (7) 495.787.4001
@ m.mertens@teleperformance.ru
b.kuyper@teleperformance.ru
Dubininskaya street
53 building 5
115054 Moscow
RUSSIA

Lion Teleperformance Slovakia
Antonin Pospisil
Robert Simuth
Tel (421) 41.5005.005
Fax (421) 41.5663.029
@ a.pospisil@teleperformance.sk
r.simuth@teleperformance.sk
Bytcicka 72
010 01 Zilina
SLOVAKIA

Teleperformance Spain
Isabel Sanchez Lozano
Tel (34) 91.590.60.00
Fax (34) 91.744.95.05
@ ccentral@teleperformance.es
Avenida de Burgos 8A
28036 Madrid
SPAIN

TechCity Solutions Nordic
Jonas Noren
Tel (46) 8.586.07.710
Fax (46) 8.587.90.001
@ info@techcity.se
St Eriksgatan 115
2nd Floor
11385 Stockholm
SWEDEN

Teleperformance Nordic
Thomas Rogalin
Tel (46) 8.610.22.00
Fax (46) 8.587.90.001
@ information@teleperformance.se
St Eriksgatan 115, 2nd Floor
PO BOX 6777
11385 Stockholm
SWEDEN

Teleperformance Switzerland
Peter Sigrist
Tel (41) 41.419.02.02
Fax (41) 41.419.02.92
@ tp.info@teleperformance.ch
Zürichstrasse 5
6004 Luzern
SWITZERLAND

STT
Sandrine Knellesen
Tel (216) 71.850.806
Fax (216) 71.850.455
@ info@teleperformance.fr
14 rue 8612 impasse 3
ZI Charguia 1
2035 Tunis
TUNISIA

BPS Contact Centre Services
Neil Perring
Tel (44) 208.296.1000
Fax (44) 208.296.1010
@ info@bpscontact.co.uk
Pinnacle House - 3rd floor
17-54 Hartfield Road
SW19 3SE, London
UNITED KINGDOM

MM Teleperformance
Jeff Smith
Tel (44) 1530 419514
Fax (44) 1530 419538
@ info@teleperformance.co.uk
Unit 16 Coalfield Way, Ashby Park,
Ashby de la Zouch
Leicestershire LE65 1JT
UNITED KINGDOM

Technological Partners

Software Del Plata
Pablo Pérez Fariña
Tel (54) 11.5555.3000
Fax (54) 11.5555.3001
@ pablop@tparg.com
Reconquista 1088 4° Piso
C1003AAQ Buenos Aires
ARGENTINA

PGS Progisoftware
Thierry Le Floch
Tel (33) 1.48.28.80.00
Fax (33) 1.48.28.99.62
@ commercial@pgs.fr
6, rue Firmin-Gillot
75737 Paris Cedex 15
FRANCE

Teleperformance Technologies
Carl Adkins
Tel (44) 121.410.5454
Fax (44) 121.410.5157
@ info@tptechnologies.com
Teleperformance House
1 Duchess Place, Hagley Road
B16 8NH Birmingham
UNITED KINGDOM

Noble Systems Corp
James K. Noble, Jr.
Tel (1) 404.851.1331
Fax (1) 404.851.1421
@ info@noblesys.com
4151 Ashford Dunwoody Road
Suite 550
Atlanta, Georgia 30319-1462
USA

Europe & Middle East Headquarters

SR.Teleperformance
Christophe Allard
Tel (33) 1.55.76.40.80
Fax (33) 1.55.76.86.86
@ info@srteleperformance.com
6/8 rue Firmin Gillot
75737 Paris Cedex 15
FRANCE

Americas & Asia / Pacific Headquarters

Teleperformance Group Inc.
Daniel Julien
Tel (1) 786.437.33.00
Fax (1) 786.276.84.52
@ info@tpgroupinc.com
1601 Washington Avenue
Suite 400
Miami Beach, FL 33139
USA

SR.Teleperformance
Public Limited Company
Capital: 88,281,040 euros
6-8 rue Firmin Gillot 75015 PARIS-France
Tel: (33) 1 55 76 40 80 - Fax: (33) 1 55 76 40 36
R.C.S Paris B 301 292 702
www.srteleperformance.com

END

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